2021–2022

Main Estimates | Budget principal


New Nouveau
Brunswick

Main Estimates 2021–2022

Published by:
Department of Finance and Treasury Board
Province of New Brunswick
P.O. Box 6000
Fredericton, New Brunswick
E3B 5H1
Canada

Internet: www.gnb.ca/finance

March 16, 2021

Cover:
Executive Council Office, Corporate Communications (# 13105)

Printing and Binding:
Printing Services, Service New Brunswick

ISBN 978-1-4605-2477-0

ISSN 0700-2467

Printed in New Brunswick

Budget principal 2021–2022

Publié par :
Ministère des Finances et du Conseil du Trésor
Province du Nouveau-Brunswick
Case postale 6000
Fredericton (Nouveau-Brunswick)
E3B 5H1
Canada

Internet : www.gnb.ca/finances

16 mars 2021

Couverture :
Bureau du Conseil exécutif, Communications gouvernementales (n° 13105)

Imprimerie et reliure :
Services d'imprimerie, Service Nouveau-Brunswick

ISBN 978-1-4605-2477-0

ISSN 0700-2467

Imprimé au Nouveau-Brunswick

Think Recycling! Pensez à recycler!

TABLE OF CONTENTS / TABLE DES MATIÈRES

TABLE OF CONTENTS / TABLE DES MATIÈRES

(continued / suite)

Department / Ministère
(continued / suite)

TABLE OF CONTENTS / TABLE DES MATIÈRES

(continued / suite)

SECTION 4 - REVENUE / RECETTES

Department / Ministère

--- Section 1 ---

EXPLANATORY NOTES / NOTES EXPLICATIVES

Explanatory Notes

Introduction

The 2021–2022 Main Estimates represent the Government's financial plan presented to the Legislative Assembly for the fiscal year ending March 31, 2022. The Main Estimates outline the estimated revenues and expenditures for the year based upon the policies, programs and priorities of the Government.

Estimates Format

The 2021–2022 Main Estimates are divided into four sections as follows:

Section 1 – Explanatory Notes

This section provides an overview of the Main Estimates document.

Section 2 – Comparative Budget Plan

The *Statement of Surplus or Deficit* includes a summary of revenues and expenses for the Ordinary Account, Capital Account, Special Purpose Account, Special Operating Agencies, Sinking Fund Earnings and Amortization of Tangible Capital Assets, resulting in a Surplus or Deficit.

Government is required to recognize the gross cost of a tangible capital asset when establishing the amortization expense. Given that tangible capital assets have been acquired through a capital budget appropriation and amortization expense is simply the result of these past decisions, an appropriation for amortization expense is not required. A table of amortization expense has been provided in Section 2 for information purposes only.

Notes explicatives

Introduction

Le Budget principal de 2021–2022 est le plan financier du gouvernement qui est présenté à l'Assemblée législative pour l'année financière se terminant le 31 mars 2022. Le budget principal explique les recettes et les dépenses prévues pour l'année selon les politiques, les programmes et les priorités du gouvernement.

Format du budget principal

Le Budget principal de 2021–2022 est divisé en quatre sections :

Section 1 – Notes explicatives

Cette section présente un survol du document du budget principal.

Section 2 – Plan budgétaire comparatif

L'*État de l'excédent ou du déficit* inclut un sommaire des recettes et des dépenses pour le compte ordinaire, le compte de capital, le compte à but spécial, le compte des organismes de services spéciaux, les gains sur les fonds d'amortissement et d'amortissement des immobilisations corporelles, donnant lieu à un excédent ou à un déficit.

Le gouvernement doit reconnaître le coût brut des immobilisations corporelles dans l'établissement de la charge d'amortissement. Vu que les immobilisations corporelles ont été acquises par crédit du budget de capital et que la charge d'amortissement est simplement le résultat des décisions précédentes, il n'est pas nécessaire de faire adopter un crédit pour la charge d'amortissement. Un tableau de la charge d'amortissement est fourni pour information dans la section 2.

Section 3 – Expenditures

This section provides comparative expenditure information (i.e. 2020–2021 Estimate, 2020–2021 Revised and 2021–2022 Estimate) by account in summary form. This section also provides further information by department, program and program component. It also includes the departmental appropriations (i.e. To be Voted) by account for each department.

The Main Estimates contain details of appropriations required by the *Financial Administration Act* for the Ordinary Account, Capital Account, Special Operating Agencies and for Loans and Advances.

The Legislature authorizes departmental spending through a number of votes. Statutory payments are excluded from voted amounts due to the fact that spending authority is specified in related legislation and does not require an annual appropriation as per subsection 30(3). Capital and Loans and Advances are voted on a gross basis as they are considered payments out of the Consolidated Fund. Special Purpose Account expenditures are not voted but are included within the Main Estimates for information purposes.

Section 3 – Dépenses

Cette section fournit de l'information comparative sommaire sur les dépenses par compte (Prévisions de 2020–2021, Prévisions révisées de 2020–2021 et Prévisions de 2021–2022). Elle donne aussi de l'information par ministère, par programme et par élément de programme. Elle comprend les crédits (devant être adoptés) par compte pour chaque ministère.

Le budget principal renferme les renseignements sur les crédits exigés par la *Loi sur l'administration financière* pour le compte ordinaire, le compte de capital, le compte des organismes de services spéciaux ainsi que les prêts et les avances.

L'Assemblée législative autorise les dépenses des ministères par un certain nombre de crédits. Les paiements légaux sont exclus des montants votés, car l'autorité de dépenser est précisée dans une loi connexe et n'exige pas un crédit budgétaire annuel aux termes du paragraphe 30(3). Les fonds de capital et les prêts et avances sont votés comme des montants bruts, car ils sont considérés comme des paiements effectués à partir du Fonds consolidé. Les dépenses au compte à but spécial ne sont pas votées, mais elles sont incluses dans le budget principal pour information.

Section 4 – Revenue

This section provides comparative revenue information (i.e. 2020–2021 Estimate, 2020–2021 Revised and 2021–2022 Estimate) by account in summary form. This section also provides further information by department, account and source.

Details on estimated spending plans for all programs and program components, including human resources implications, will be the responsibility of each department when they present their departmental estimates.

It should be noted that throughout the document, numbers may not add due to rounding.

Section 4 - Recettes

Cette section fournit de l'information comparative sommaire sur les recettes (Prévisions de 2020–2021, Prévisions révisées de 2020–2021 et Prévisions de 2021–2022) par compte. Elle fournit aussi de l'information par ministère, par compte et par source.

Les renseignements sur les plans de dépenses prévus pour chaque programme et élément de programme, y compris les répercussions sur les ressources humaines, seront la responsabilité des ministères lorsqu’ils présenteront leurs prévisions.

Veuillez prendre note que les sommes ont été arrondies dans tout le document, ce qui explique les écarts.

--- Section 2 ---

COMPARATIVE BUDGET PLAN / PLAN BUDGÉTAIRE COMPARATIF

COMPARATIVE STATEMENT OF SURPLUS OR DEFICIT / ÉTAT COMPARATIF DE L'EXCÉDENT OU DU DÉFICIT

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	BUDGETARY ACCOUNTS / COMPTES BUDGÉTAIRES	2021–2022 ESTIMATE / PRÉVISIONS
		Revenue / Recettes	
9,839,358	9,855,412	Ordinary Account / Compte ordinaire	9,834,711
38,873	30,295	Capital Account / Compte de capital	52,936
91,591	90,751	Special Purpose Account / Compte à but spécial	128,738
97,077	78,905	Special Operating Agencies (net) / Organismes de services spéciaux (nettes)	158,138
211,170	203,050	Sinking Fund Earnings / Gains du fonds d'amortissement	206,030
10,278,069	10,258,413	**Total Revenue / Recettes totales**	10,380,553
		Expense / Charges	
9,342,171	9,456,835	Ordinary Account / Compte ordinaire	9,639,791
124,071	127,640	Capital Account / Compte de capital	135,682
97,694	96,255	Special Purpose Account / Compte à but spécial	130,017
102,390	72,177	Special Operating Agencies (net) / Organismes de services spéciaux (nettes)	164,836
519,337	518,177	Amortization of Tangible Capital Assets / Amortissement des immobilisations corporelles	555,051
10,185,663	10,271,084	**Total Expense / Charges totales**	10,625,377
92,406	**(12,671)**	**Surplus (Deficit) / Excédent (Déficit)**	**(244,824)**

Note: / Remarque :

The 2020–2021 Estimates for both revenue and expense have been restated throughout Main Estimates to reflect government reorganization. / Les prévisions de 2020–2021 pour les recettes et les dépenses ont été redressées dans le budget principal en fonction de la réorganisation du gouvernement.

TOTAL REVENUE / RECETTES TOTALES

(In thousands of dollars / En milliers de dollars)

DEPARTMENT / MINISTÈRE	ORDINARY ACCOUNT / COMPTE ORDINAIRE	CAPITAL ACCOUNT / COMPTE DE CAPITAL	SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL	SPECIAL OPERATING AGENCIES / ORGANISMES DE SERVICES SPÉCIAUX	TOTAL
Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches	10,661	-	-	-	10,661
Education and Early Childhood Development / Éducation et Développement de la petite enfance	33,565	-	54,090	-	87,655
Environment and Local Government / Environnement et Gouvernements locaux	3,803	-	45,500	-	49,303
Finance and Treasury Board / Finances et Conseil du Trésor	8,453,665	-	716	-	8,454,381
General Government / Gouvernement général	2,835	-	-	-	2,835
Health / Santé	76,599	-	1,500	-	78,099
Justice and Public Safety / Justice et Sécurité publique	223,842	-	16,143	-	239,985
Legislative Assembly / Assemblée législative	495	-	-	-	495
Natural Resources and Energy Development / Ressources naturelles et Développement de l'énergie	82,188	100	4,807	-	87,095
Opportunities New Brunswick / Opportunités Nouveau-Brunswick	19,545	-	300	-	19,845
Other Agencies / Autres organismes	667,746	-	-	-	667,746
Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail	182,886	-	3,075	4,387	190,348
Regional Development Corporation / Société de développement régional	-	-	-	169,548	169,548
Social Development / Développement social	81,491	50	698	-	82,239
Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture	3,540	-	2,659	2,087	8,286
Transportation and Infrastructure / Transports et Infrastructure	7,351	52,786	650	85,600	146,387
Sub-total / Total partiel	9,850,212	52,936	130,138	261,622	10,294,908
Sinking Fund Earnings / Gains du fonds d'amortissement					206,030
Inter-account Transactions / Opérations intercomptes	(15,501)	-	(1,400)	(103,484)	(120,385)
TOTAL REVENUE / RECETTES TOTALES	9,834,711	52,936	128,738	158,138	10,380,553

TOTAL EXPENSE / CHARGES TOTALES

(In thousands of dollars / En milliers de dollars)

DEPARTMENT / MINISTÈRE	ORDINARY ACCOUNT / COMPTE ORDINAIRE	CAPITAL ACCOUNT / COMPTE DE CAPITAL	SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL	SPECIAL OPERATING AGENCIES / ORGANISMES DE SERVICES SPÉCIAUX	TOTAL
Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches	45,455	340	-	-	45,795
Education and Early Childhood Development / Éducation et Développement de la petite enfance	1,410,942	500	52,889	-	1,464,331
Environment and Local Government / Environnement et Gouvernements locaux	153,776	1,000	45,500	-	200,276
Executive Council Office / Bureau du Conseil exécutif	13,216	-	-	-	13,216
Finance and Treasury Board / Finances et Conseil du Trésor	29,570	-	716	-	30,286
General Government / Gouvernement général	930,189	-	-	-	930,189
Health / Santé	3,070,938	25,850	1,500	-	3,098,288
Justice and Public Safety / Justice et Sécurité publique	310,094	-	14,135	-	324,229
Legislative Assembly / Assemblée législative	32,494	-	-	-	32,494
Natural Resources and Energy Development / Ressources naturelles et Développement de l'énergie	101,284	4,100	4,677	-	110,061
Office of the Premier / Cabinet du premier ministre	1,507	-	-	-	1,507
Opportunities New Brunswick / Opportunités Nouveau-Brunswick	53,012	-	300	-	53,312
Other Agencies / Autres organismes	370,091	-	-	-	370,091
Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail	668,600	2,286	3,075	4,785	678,746
Regional Development Corporation / Société de développement régional	65,153	41,250	-	176,375	282,778
Service of the Public Debt / Service de la dette publique	655,000	-	-	-	655,000

TOTAL EXPENSE / CHARGES TOTALES

(In thousands of dollars / En milliers de dollars)

DEPARTMENT / MINISTÈRE	ORDINARY ACCOUNT / COMPTE ORDINAIRE	CAPITAL ACCOUNT / COMPTE DE CAPITAL	SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL	SPECIAL OPERATING AGENCIES / ORGANISMES DE SERVICES SPÉCIAUX	TOTAL
Social Development / Développement social……………….	1,366,609	12,000	2,665	-	1,381,274
Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture……………………………….……..	61,835	10,700	2,640	2,060	77,235
Transportation and Infrastructure / Transports et Infrastructure………………………………………………	330,200	575,388	1,920	85,100	992,608
Total Expenditure / Dépenses totales……………………….	9,669,965	673,414	130,017	268,320	10,741,716
Investment in Tangible Capital Assets / Investissement dans les immobilisations corporelles	(13,273)	(537,732)	-	-	(551,005)
Inter-account Transactions / Opérations intercomptes	(16,901)	-	-	(103,484)	(120,385)
Amortization of Tangible Capital Assets / Amortissement des immobilisations corporelles					555,051
TOTAL EXPENSE / CHARGES TOTALES	9,639,791	135,682	130,017	164,836	10,625,377

CHANGE IN NET DEBT / L'ÉVOLUTION DE LA DETTE NETTE

(In thousands of dollars / En milliers de dollars)

	2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	2021–2022 ESTIMATE / PRÉVISIONS
Net Debt - Beginning of Year / Dette nette - Début de l'exercice	**(13,810,476)**	**(13,922,045)**	**(13,891,124)**
Changes in Year / Changements durant l'exercice			
Surplus (Deficit) / Excédent (Déficit)	92,406	(12,671)	(244,824)
Investments in Tangible Capital Assets / Investissement dans les immobilisations corporelles	(482,446)	(474,585)	(551,005)
Amortization of Tangible Capital Assets / Amortissement des immobilisations corporelles	519,337	518,177	555,051
(Increase) Decrease in Net Debt / (Augmentation) Diminution de la dette nette	**129,297**	**30,921**	**(240,778)**
Net Debt - End of Year / Dette nette - Fin de l'exercice	**(13,681,179)**	**(13,891,124)**	**(14,131,902)**
Net Debt-to-GDP Ratio / Rapport entre la dette nette et le PIB	**34.7%**	**37.3%**	**36.4%**

COMPARATIVE STATEMENT OF INVESTMENT IN TANGIBLE CAPITAL ASSETS / ÉTAT COMPARATIF DE L'INVESTISSEMENT DANS LES IMMOBILISATIONS CORPORELLES

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	DEPARTMENT / MINISTÈRE	2021–2022 ESTIMATE / PRÉVISIONS
125	83	Education and Early Childhood Development / Éducation et Développement de la petite enfance	400
30,219	42,215	Health / Santé	38,213
1,116	600	Justice and Public Safety / Justice et Sécurité publique	460
4,081	1,350	Natural Resources and Energy Development / Ressources naturelles et Développement de l'énergie	3,900
0	113	Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail	0
9,000	500	Social Development / Développement social	500
2,925	3,925	Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture	5,009
434,980	425,799	Transportation and Infrastructure / Transports et Infrastructure	502,523
482,446	474,585	TOTAL	551,005

COMPARATIVE STATEMENT OF AMORTIZATION / ÉTAT COMPARATIF D'AMORTISSEMENT

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	DEPARTMENT / MINISTÈRE	2021–2022 ESTIMATE / PRÉVISIONS
251	156	Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches	156
62,952	63,152	Education and Early Childhood Development / Éducation et Développement de la petite enfance	63,677
821	1,121	Environment and Local Government / Environnement et Gouvernements locaux	1,121
79,057	78,590	Health / Santé	84,680
880	0	Justice and Public Safety / Justice et Sécurité publique	737
693	620	Natural Resources and Energy Development / Ressources naturelles et Développement de l'énergie	652
0	0	Opportunities New Brunswick / Opportunités Nouveau-Brunswick	171
19,915	19,196	Other Agencies / Autres organismes	34,622
167	0	Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail	0
7,427	6,925	Social Development / Développement social	6,934
1,288	1,352	Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture	1,505
331,986	333,965	Transportation and Infrastructure / Transports et Infrastructure	347,196
13,900	13,100	Vehicle Management Agency / Agence de gestion des véhicules	13,600
519,337	518,177	TOTAL	555,051

--- Section 3 ---

EXPENDITURES /

DÉPENSES

COMPARATIVE STATEMENT OF ESTIMATED GROSS EXPENDITURE /
ÉTAT COMPARATIF DES DÉPENSES BRUTES PRÉVUES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	DEPARTMENT / MINISTÈRE	2021–2022 ESTIMATE / PRÉVISIONS
42,882	42,882	Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches	45,455
1,351,299	1,383,785	Education and Early Childhood Development / Éducation et Développement de la petite enfance	1,410,942
159,772	199,573	Environment and Local Government / Environnement et Gouvernements locaux	153,776
13,068	13,088	Executive Council Office / Bureau du Conseil exécutif	13,216
28,581	27,950	Finance and Treasury Board / Finances et Conseil du Trésor	29,570
979,776	887,696	General Government / Gouvernement général	930,189
2,920,538	3,023,687	Health / Santé	3,070,938
284,369	326,369	Justice and Public Safety / Justice et Sécurité publique	310,094
31,801	39,901	Legislative Assembly / Assemblée législative	32,494
96,285	97,885	Natural Resources and Energy Development / Ressources naturelles et Développement de l’énergie	101,284
1,492	1,452	Office of the Premier / Cabinet du premier ministre	1,507
47,210	44,766	Opportunities New Brunswick / Opportunités Nouveau-Brunswick	53,012
417,277	377,388	Other Agencies / Autres organismes	370,091
633,449	625,960	Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail	668,600
65,465	52,765	Regional Development Corporation / Société de développement régional	65,153
631,000	652,000	Service of the Public Debt / Service de la dette publique	655,000
1,286,113	1,298,963	Social Development / Développement social	1,366,609
54,386	56,886	Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture	61,835
321,346	332,095	Transportation and Infrastructure / Transports et Infrastructure	330,200
9,366,109	9,485,091	Total Expenditure / Dépenses totales	9,669,965
(7,335)	(10,218)	Investment in Tangible Capital Assets / Investissement dans les immobilisations corporelles	(13,273)
(16,603)	(18,038)	Inter-account Transactions / Opérations intercomptes	(16,901)
9,342,171	9,456,835	TOTAL EXPENSE / CHARGES TOTALES	9,639,791

SUMMARY OF AMOUNTS TO BE VOTED / SOMMAIRE DES MONTANTS FAISANT L'OBJET D'UN VOTE

ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

DEPARTMENT / MINISTÈRE	2021–2022 TOTAL ORDINARY / ORDINAIRE	NON-VOTED / NON-VOTÉ	TO BE VOTED / À VOTER
Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches	45,455	47	45,408
Education and Early Childhood Development / Éducation et Développement de la petite enfance	1,410,942	47	1,410,895
Environment and Local Government / Environnement et Gouvernements locaux	153,776	94	153,682
Executive Council Office / Bureau du Conseil exécutif	13,216	-	13,216
Finance and Treasury Board / Finances et Conseil du Trésor	29,570	47	29,523
General Government / Gouvernement général	930,189	320	929,869
Health / Santé	3,070,938	47	3,070,891
Justice and Public Safety / Justice et Sécurité publique	310,094	47	310,047
Legislative Assembly / Assemblée législative	32,494	4,367	28,127
Natural Resources and Energy Development / Ressources naturelles et Développement de l'énergie	101,284	47	101,237
Office of the Premier / Cabinet du premier ministre	1,507	67	1,440
Opportunities New Brunswick / Opportunités Nouveau-Brunswick	53,012	-	53,012
Other Agencies / Autres organismes	370,091	364,530	5,561
Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail	668,600	47	668,553
Regional Development Corporation / Société de développement régional	65,153	-	65,153
Service of the Public Debt / Service de la dette publique	655,000	649,100	5,900
Social Development / Développement social	1,366,609	47	1,366,562
Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture	61,835	47	61,788
Transportation and Infrastructure / Transports et Infrastructure	330,200	23,728	306,472
TOTAL	9,669,965	1,042,629	8,627,336

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES

CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	DEPARTMENT / MINISTÈRE	2021–2022 ESTIMATE / PRÉVISIONS
300	300	Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches	340
400	400	Education and Early Childhood Development / Éducation et Développement de la petite enfance	500
1,000	1,000	Environment and Local Government / Environnement et Gouvernements locaux	1,000
24,000	29,710	Health / Santé	25,850
5,528	1,750	Natural Resources and Energy Development / Ressources naturelles et Développement de l'énergie	4,100
2,000	2,000	Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail	2,286
40,000	39,864	Regional Development Corporation / Société de développement régional	41,250
12,000	12,000	Social Development / Développement social	12,000
10,120	10,120	Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture	10,700
503,834	494,863	Transportation and Infrastructure / Transports et Infrastructure	575,388
599,182	592,007	Total Expenditure / Dépenses totales	673,414
(475,111)	(464,367)	Investment in Tangible Capital Assets / Investissement dans les immobilisations corporelles	(537,732)
124,071	127,640	TOTAL EXPENSE / CHARGES TOTALES	135,682

Note: / Remarque:

The capital construction and capital improvement expenditures for government departments are voted under the Public Works and Infrastructure program in the Department of Transportation and Infrastructure. / Les dépenses relatives aux installations permanentes et à l'amélioration des biens immobiliers sont votées dans le cadre du programme Travaux publics et infrastructure du ministère des Transports et de l'Infrastructure.

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES

SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	DEPARTMENT / MINISTÈRE	2021–2022 ESTIMATE / PRÉVISIONS
52,889	48,719	Education and Early Childhood Development / Éducation et Développement de la petite enfance	52,889
9,500	9,500	Environment and Local Government / Environnement et Gouvernements locaux	45,500
1,466	666	Finance and Treasury Board / Finances et Conseil du Trésor	716
1,500	2,800	Health / Santé	1,500
14,114	13,869	Justice and Public Safety / Justice et Sécurité publique	14,135
7,645	7,645	Natural Resources and Energy Development / Ressources naturelles et Développement de l'énergie	4,677
300	306	Opportunities New Brunswick / Opportunités Nouveau-Brunswick	300
3,075	3,067	Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail	3,075
2,665	2,665	Social Development / Développement social	2,665
2,640	5,198	Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture	2,640
1,900	1,820	Transportation and Infrastructure / Transports et Infrastructure	1,920
97,694	96,255	TOTAL	130,017

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES

SPECIAL OPERATING AGENCIES / ORGANISMES DE SERVICES SPÉCIAUX

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	DEPARTMENT / MINISTÈRE	2021–2022 ESTIMATE / PRÉVISIONS
0	30	Opportunities New Brunswick / Opportunités Nouveau-Brunswick	0
6,505	5,683	Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail	4,785
106,584	81,814	Regional Development Corporation / Société de développement régional	176,375
5,911	2,708	Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture	2,060
89,800	78,100	Transportation and Infrastructure / Transports et Infrastructure	85,100
208,800	168,335	Total Expenditure / Dépenses totales	268,320
(106,410)	(96,158)	Inter-account Transactions / Opérations intercomptes	(103,484)
102,390	72,177	TOTAL EXPENSE / CHARGES TOTALES	164,836

COMPARATIVE STATEMENT OF LOANS AND ADVANCES / ÉTAT COMPARATIF DES PRÊTS ET AVANCES

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	DEPARTMENT / MINISTÈRE	2021–2022 ESTIMATE / PRÉVISIONS
11,100	5,600	Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches	11,100
50,000	13,800	Opportunities New Brunswick / Opportunités Nouveau-Brunswick	50,000
69,900	65,000	Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail	69,900
5,000	19,000	Regional Development Corporation / Société de développement régional	13,000
3,224	3,224	Social Development / Développement social	3,224
139,224	106,624	TOTAL	147,224

WORKING CAPITAL - MAXIMUM BALANCES / FONDS DE ROULEMENT - SOLDES MAXIMAUX

(In thousands of dollars / En milliers de dollars)

WORKING CAPITAL ADVANCES / AVANCES - FONDS DE ROULEMENT :		
Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches		1,100
General Government / Gouvernement général		100
Health / Santé		1,225
Justice and Public Safety / Justice et Sécurité publique		4
Social Development / Développement social		1,900
Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture		500
Transportation and Infrastructure / Transports et Infrastructure		3,000
WorkSafeNB / Travail sécuritaire NB		
- Education and Early Childhood Development / Éducation et Développement de la petite enfance	160	
- Finance and Treasury Board / Finances et Conseil du Trésor	360	
- Health / Santé	515	1,035
TOTAL - WORKING CAPITAL ADVANCES / AVANCES - FONDS DE ROULEMENT		8,864
PETTY CASH ADVANCES / AVANCES - PETITE CAISSE :		
Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches		24
Education and Early Childhood Development / Éducation et Développement de la petite enfance		160
Environment and Local Government / Environnement et Gouvernements locaux		3
Health / Santé		2
Justice and Public Safety / Justice et Sécurité publique		31
Natural Resources and Energy Development / Ressources naturelles et Développement de l'énergie		24
Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail		15
Social Development / Développement social		24
Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture		100
Transportation and Infrastructure / Transports et Infrastructure		23
Other (small advances) / Autres (petits avances)		4
TOTAL - PETTY CASH ADVANCES / AVANCES - PETITE CAISSE		410
INVENTORIES / STOCKS :		
Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches		2,000
Health / Santé		8,830
Justice and Public Safety / Justice et Sécurité publique		650
Natural Resources and Energy Development / Ressources naturelles et Développement de l'énergie		510
Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail		200
Social Development / Développement social		100
Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture		500
Transportation and Infrastructure / Transports et Infrastructure		23,000
TOTAL - INVENTORIES / STOCKS		35,790

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES

DEPARTMENT OF AGRICULTURE, AQUACULTURE AND FISHERIES /

MINISTÈRE DE L'AGRICULTURE, DE L'AQUACULTURE ET DES PÊCHES

ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2021–2022 ESTIMATE / PRÉVISIONS
42,882	42,882	Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches	45,455
42,882	42,882	TOTAL - Gross Ordinary / Compte brute ordinaire	45,455

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF AGRICULTURE, AQUACULTURE AND FISHERIES /
MINISTÈRE DE L'AGRICULTURE, DE L'AQUACULTURE ET DES PÊCHES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

AGRICULTURE, AQUACULTURE AND FISHERIES

PROGRAM OBJECTIVES

To deliver targeted programs and services, and provide strategic direction in support of economic development opportunities related to the sustainable primary and value-added agriculture, aquaculture and fisheries sectors.

PROGRAM COMPONENTS

EXECUTIVE ADMINISTRATION	647

Provide executive management and strategic direction.

AGRICULTURE	12,757

To provide specialist advice and services for the growth and competitiveness of the agriculture sector. To provide services and programs focused on maintaining livestock and animal health, crop development and preserving food safety and quality.

FISHERIES AND AQUACULTURE	5,228

To provide specialist advice and services for the growth and competitiveness of the fisheries and aquaculture sector. To provide services and programs focused on maintaining sustainable practices and preserving food safety and quality.

MARKETING AND TRADE	1,727

To provide strategic delivery and coordination of marketing and trade initiatives such as Local Food and Beverages Strategy, seafood exports, market intelligence and other related activities.

AGRICULTURE, AQUACULTURE ET PÊCHES

OBJECTIFS DU PROGRAMME

Assurer la prestation de programmes et services, et fournir la direction stratégique en support des opportunités de développement économique relatif aux secteurs primaire durable et à valeur ajoutée de l'agriculture, de l'aquaculture et des pêches.

ÉLÉMENTS DU PROGRAMME

ADMINISTRATION GÉNÉRALE

Assurer une gestion supérieure et une orientation stratégique.

AGRICULTURE

Offrir des conseils et des services spécialisés pour la croissance et la compétitivité du secteur de l’agriculture. Fournir des services et des programmes visant le maintien en bonne santé du bétail et des animaux, le développement des cultures et la préservation de la salubrité et de la qualité des aliments.

PÊCHERIES ET AQUACULTURE

Offrir des conseils et des services spécialisés pour la croissance et la compétitivité du secteur des pêches et de l’aquaculture. Fournir des services et des programmes visant le maintien des pratiques durables et la préservation de la salubrité et de la qualité des aliments.

MARKETING ET COMMERCE

Assurer la prestation et la coordination stratégiques d’initiatives de marketing et de commerce comme la Stratégie sur les boissons et les aliments locaux, les exportations de produits de la mer, la collecte de renseignements commerciaux et d’autres activités connexes.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF AGRICULTURE, AQUACULTURE AND FISHERIES /
MINISTÈRE DE L'AGRICULTURE, DE L'AQUACULTURE ET DES PÊCHES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

AGRICULTURE, AQUACULTURE AND FISHERIES (continued)		AGRICULTURE, AQUACULTURE ET PÊCHES (suite)
BUSINESS GROWTH	1,345	CROISSANCE DES ENTREPRISES
To provide strategic delivery and coordination of development initiatives to support new entrants and the growth of businesses within the agriculture, aquaculture and fisheries sectors.		Assurer la prestation et la coordination stratégiques d’initiatives de développement pour appuyer les nouveaux venus et la croissance des entreprises dans les secteurs de l’agriculture, de l’aquaculture et des pêches.
INDUSTRY FINANCIAL PROGRAMS	22,990	PROGRAMMES FINANCIERS DESTINÉS À L'INDUSTRIE
To provide financial assistance to the agriculture, aquaculture and fisheries sectors under various funding programs.		Fournir une aide financière aux industries de l'agriculture, de l'aquaculture et des pêches au titre de divers programmes de financement.
FARM PRODUCTS COMMISSION	761	COMMISSION DES PRODUITS DE FERME
To provide management and administrative support to the Commission in the monitoring and commodity boards under the provision of the *Natural Products Act* .		Fournir un soutien en gestion et un soutien administratif à la Commission, qui est responsable, en vertu des dispositions de la *Loi sur les produits naturels* , de la surveillance des divers offices de commercialisation.
TOTAL	45,455	TOTAL
TOTAL - DEPARTMENT OF AGRICULTURE, AQUACULTURE AND FISHERIES	45,455	TOTAL - MINISTÈRE DE L'AGRICULTURE, DE L'AQUACULTURE ET DES PÊCHES
Less amounts authorized by law	47	Moins crédits autorisés par la loi
TO BE VOTED	45,408	À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF AGRICULTURE, AQUACULTURE AND FISHERIES /
MINISTÈRE DE L'AGRICULTURE, DE L'AQUACULTURE ET DES PÊCHES
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2021–2022 ESTIMATE / PRÉVISIONS
100	100	Capital Equipment / Biens d'équipement............................	140
200	200	Strategic Infrastructure / Infrastructure stratégique...............	200
300	300	TOTAL...	340

COMPARATIVE STATEMENT OF LOANS AND ADVANCES / ÉTAT COMPARATIF DES PRÊTS ET AVANCES
DEPARTMENT OF AGRICULTURE, AQUACULTURE AND FISHERIES /
MINISTÈRE DE L'AGRICULTURE, DE L'AQUACULTURE ET DES PÊCHES

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2021–2022 ESTIMATE / PRÉVISIONS
1,600	1,600	New Brunswick Agricultural Insurance Commission / Commission de l'assurance agricole du Nouveau-Brunswick	1,600
9,500	4,000	Loan Programs / Programmes de prêts	9,500
11,100	5,600	TOTAL	11,100
		TO BE VOTED / À VOTER	11,100

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES

DEPARTMENT OF EDUCATION AND EARLY CHILDHOOD DEVELOPMENT /

MINISTÈRE DE L'ÉDUCATION ET DU DÉVELOPPEMENT DE LA PETITE ENFANCE

ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2021–2022 ESTIMATE / PRÉVISIONS
58,456	53,991	Corporate and Other Education Services / Services généraux et autres services d'enseignement..........................	72,635
1,168,503	1,145,434	School Districts / Districts scolaires................................	1,192,270
124,340	112,560	Early Childhood Development / Développement de la petite enfance...	115,937
0	71,800	COVID-19 Pandemic / Pandémie de COVID-19.................	30,100
1,351,299	1,383,785	TOTAL - Gross Ordinary / Compte brute ordinaire..............	1,410,942

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF EDUCATION AND EARLY CHILDHOOD DEVELOPMENT /
MINISTÈRE DE L'ÉDUCATION ET DU DÉVELOPPEMENT DE LA PETITE ENFANCE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

CORPORATE AND OTHER EDUCATION SERVICES		SERVICES GÉNÉRAUX ET AUTRES SERVICES D'ENSEIGNEMENT
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
Provide administration and support services as well as research and planning services for the department. Manage programs and services in the area of instruction and evaluation.		Fournir des services d'administration et de support ainsi que des services de recherche et de planification au ministère. Gérer des programmes et services dans les domaines de l'instruction et de l'évaluation.
PROGRAM COMPONENTS		**ÉLÉMENTS DU PROGRAMME**
MANAGEMENT SERVICES	8,469	SERVICES DE GESTION
Provide support in the areas of executive management, human resources, finance, accounting, budgeting, administration and performance and continuous improvement.		Fournir des services de soutien dans les domaines de direction supérieure, ressources humaines, finances, comptabilité, budget, administration et rendement et amélioration continue.
Provide planning and research services for the department in areas such as education research, statistical analysis, policy and legislation.		Fournir des services de planification et de recherche au ministère dans des domaines tels que la recherche en éducation, l'analyse statistique, les politiques et les lois.
EDUCATION SERVICES	43,431	SERVICES ÉDUCATIFS
Plan, develop and ensure implementation of the prescribed curriculum for the public schools of the province.		Planifier, élaborer et assurer la mise en oeuvre des programmes d'études prescrits pour les écoles publiques de la province.
Provide support services to the district staff in the organization, implementation and maintenance of educational services.		Fournir des services de soutien au personnel des districts pour l'élaboration, la mise en oeuvre, et le suivi de services éducatifs.
Provide direct and indirect educational services to exceptional students.		Fournir des services éducatifs directs et indirects aux élèves exceptionnels.
Develop and administer a provincial comprehensive policy on educational evaluation.		Élaborer et administrer une politique provinciale globale sur l'évaluation de l'enseignement.
Develop and administer provincial testing programs at both elementary and secondary school levels.		Élaborer et administrer des programmes l'évaluation aux niveaux scolaires primaire et secondaire.
Funding and monitoring of early intervention services, development of curriculum and professional learning and provision of other supports for early childhood development.		Financement et suivi des services d'intervention précoce, élaboration de curriculum éducatifs et de développement professionnel et autres appuis en lien avec le développment de la petite enfance.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF EDUCATION AND EARLY CHILDHOOD DEVELOPMENT /
MINISTÈRE DE L'ÉDUCATION ET DU DÉVELOPPEMENT DE LA PETITE ENFANCE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

CORPORATE AND OTHER EDUCATION SERVICES (continued)		SERVICES GÉNÉRAUX ET AUTRES SERVICES D'ENSEIGNEMENT (suite)
SUPPORT SERVICES	20,735	SERVICES DE SOUTIEN
Provide support services to school districts.		Fournir des services de soutien aux districts scolaires.
TOTAL	72,635	TOTAL

SCHOOL DISTRICTS		DISTRICTS SCOLAIRES
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
Provide funding for school programs and services and develop financial policies and procedures for school districts.		Fournir les fonds pour les programmes et services scolaires, et élaborer des directives et modalités financières pour les districts scolaires.
PROGRAM COMPONENTS		**ÉLÉMENTS DU PROGRAMME**
DISTRICT OFFICE	34,874	BUREAU DES DISTRICTS
Provide administrative, financial and budgeting services for school districts. Implement prescribed curriculum and provide pedagogical support to schools.		Fournir des services administratifs, financiers et budgétaires aux districts scolaires. Appliquez les programmes d'études et offrir un soutien pédagogique aux écoles.
Develop, implement and maintain human resource services for bargaining and non-bargaining employees.		Élaborer, mettre sur pied et soutenir des services de ressources humaines pour le personnel syndiqué et non syndiqué.
EDUCATIONAL SERVICES	977,369	SERVICES D'ÉDUCATION
Funding for prescribed instructional programs.		Fonds pour les programmes pédagogiques prescrits.
FACILITIES	123,802	INSTALLATIONS
Funding for planning and operation of school facilities.		Fonds pour la planification et le fonctionnement des installations scolaires.
PUPIL TRANSPORTATION	56,225	TRANSPORT DES ÉLÈVES
Funding for the operation and maintenance of the school bus fleet.		Fonds pour le fonctionnement et l'entretien du parc d'autobus scolaires.
TOTAL	1,192,270	TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF EDUCATION AND EARLY CHILDHOOD DEVELOPMENT / MINISTÈRE DE L'ÉDUCATION ET DU DÉVELOPPEMENT DE LA PETITE ENFANCE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

EARLY CHILDHOOD DEVELOPMENT		DÉVELOPPEMENT DE LA PETITE ENFANCE
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
Provide services aimed at supporting parents and enhancing early learning experiences to improve childhood outcomes.		Fournir des services qui visent à soutenir les parents et accroître les expériences en apprentissage précoce afin d'améliorer les résultats des enfants.
TOTAL	115,937	TOTAL
COVID-19 PANDEMIC		**PANDÉMIE DE COVID-19**
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide funding to support the response and recovery efforts related to the COVID-19 Pandemic.		Pour accorder des fonds afin d'appuyer les efforts de réponse et de relance à la suite de la pandémie de COVID-19.
TOTAL	30,100	TOTAL
TOTAL - DEPARTMENT OF EDUCATION AND EARLY CHILDHOOD DEVELOPMENT	1,410,942	TOTAL - MINISTÈRE DE L'ÉDUCATION ET DU DÉVELOPPEMENT DE LA PETITE ENFANCE
Less amounts authorized by law	47	Moins crédits autorisés par la loi
TO BE VOTED	1,410,895	À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF EDUCATION AND EARLY CHILDHOOD DEVELOPMENT /
MINISTÈRE DE L'ÉDUCATION ET DU DÉVELOPPEMENT DE LA PETITE ENFANCE
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2021–2022 ESTIMATE / PRÉVISIONS
400	400	Public Schools - Capital Equipment / Écoles publiques - Biens d'équipement	500
400	400	TOTAL	500

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF EDUCATION AND EARLY CHILDHOOD DEVELOPMENT /
MINISTÈRE DE L'ÉDUCATION ET DU DÉVELOPPEMENT DE LA PETITE ENFANCE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2021–2022 ESTIMATE / PRÉVISIONS
190	190	Scholarships and Trusts / Bourses et fiducies	190
8,000	8,000	First Nations Educational Fund / Fonds d'éducation des Premières nations	8,000
39,138	35,838	School District Projects / Projets de districts scolaires	39,138
4,950	4,150	School District Self-sustaining Funds / Fonds autonomes de districts scolaires	4,950
5	5	Computers for Schools / Ordinateurs pour les écoles	5
606	536	International Education Services / Services d'éducation internationale	606
52,889	48,719	TOTAL	52,889

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES

DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX

ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2021–2022 ESTIMATE / PRÉVISIONS
2,131	43,365	Corporate Services and Community Funding / Services généraux et financement communautaire	2,176
1,107	969	Policy, First Nations and Public Engagement / Politiques et participation des premières nations et du public	1,216
143,283	141,968	Local Government / Gouvernements Locaux	137,042
316	333	Assessment and Planning Appeal Board / Commission d'appel en matière d'évaluation et d'urbanisme	316
6,825	7,137	Authorizations and Compliance / Autorisations et conformité	6,857
4,546	4,454	Environmental Science and Protection / Science et protection de l'environnement	4,590
1,564	1,347	Climate Change Secretariat / Secrétariat des changements climatiques	1,579
159,772	199,573	TOTAL - Gross Ordinary / Compte brute ordinaire	153,776

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

CORPORATE SERVICES AND COMMUNITY FUNDING

PROGRAM OBJECTIVES

To provide executive management and administrative support for all departmental programs and to administer Federal and Provincial funding programs targeted at community infrastructure.

PROGRAM COMPONENTS

SENIOR MANAGEMENT	500

Provide executive management for departmental programs.

CORPORATE SERVICES	1,511

Provide services in the areas of corporate finance and administration, human resources, information technology, legal affairs, performance excellence and continuous improvement and liaise with Service New Brunswick to ensure the effective delivery of information technology development and support services.

COMMUNITY FUNDING	165

To administer Federal and Provincial funding programs targeted at community infrastructure. To provide technical services to the division and advise municipalities on technical issues.

TOTAL	2,176

SERVICES GÉNÉRAUX ET FINANCEMENT COMMUNAUTAIRE

OBJECTIFS DU PROGRAMME

Fournir un soutien à la haute direction et un soutien administratif pour tous les programmes du Ministère et gérer les programmes de financement fédéraux et provinciaux ciblant l’infrastructure communautaire.

ÉLÉMENTS DU PROGRAMME

HAUTE DIRECTION

Fournir des services de haute direction pour les programmes du Ministère.

SERVICES GÉNÉRAUX

Fournir des services dans les secteurs des finances Générales et de l’administration, des ressources humaines, des technologies de l’information, des affaires juridiques, de l’excellence du rendement et de l’amélioration continue et assurer la liaison avec Service Nouveau-Brunswick afin de garantir la prestation efficace des services de développement et de soutien des technologies de l’information.

FINANCEMENT COMMUNAUTAIRE

Gérer les programmes fédéraux/provinciaux de financement ciblant l’infrastructure communautaire. Fournir des services techniques à la division et conseiller les municipalités sur les questions d’ordre technique.

TOTAL

POLICY, FIRST NATIONS AND PUBLIC ENGAGEMENT

PROGRAM OBJECTIVES

Provide support in the areas of policy and planning, strategic initiatives, and First Nations and public engagement.

TOTAL	1,216

POLITIQUES ET PARTICIPATION DES PREMIÈRES NATIONS ET DU PUBLIC

OBJECTIFS DU PROGRAMME

Fournir en soutien les domains de politiques et planification, initiatives stratégiques et engagement de premières Nations et de collectivités.

TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

LOCAL GOVERNMENT AND LOCAL GOVERNANCE REFORM

LOCAL GOVERNMENT

PROGRAM OBJECTIVES

To serve as the primary point of contact between the Provincial Government and communities (incorporated and unincorporated). To provide professional financial advice, oversight and reporting services to municipalities, local service districts and rural communities; to build governance capacity at the local level by providing advisory services to municipalities and rural communities; and to provide for the development of community services and the operationalization of programs in the unincorporated areas of New Brunswick through Local Services Managers.

PROGRAM COMPONENTS

LOCAL SERVICE DISTRICT EXPENDITURES 65,363

Provide funding to unincorporated areas as provided for under the *Community Funding Act* and provide for the development of community services and the operationalization of programs through Local Services Managers. Provide consistent application of procedures across the Province, ensuring uniform community relations.

COMMUNITY FUNDING AND EQUALIZATION GRANT FOR MUNICIPALITIES AND RURAL COMMUNITIES 68,879

Provision of the community funding and equalization grant to municipalities and rural communities as provided for under the *Community Funding Act.*

GOUVERNEMENT LOCAUX ET DE LA REFORME DE LA GOUVERNANCE LOCALE

GOUVERNEMENTS LOCAUX

OBJECTIFS DU PROGRAMME

Agir comme principal lien entre le gouvernement provincial et les communautés (constituées en municipalités ou non). Offrir des conseils professionnels en matière de finances, ainsi que des services de surveillance et de production de rapports aux municipalités, aux districts de services locaux et aux communautés rurales; renforcer la capacité de gouvernance à l’échelle locale en fournissant des services consultatifs aux municipalités et aux communautés rurales; et assurer le développement des services communautaires et la mise à exécution des programmes dans les secteurs du Nouveau-Brunswick non constitutés en municipalités par l’entremise des gestionnaires des services locaux.

ÉLÉMENTS DU PROGRAMME

DÉPENSES DES DISTRICTS DE SERVICES LOCAUX

Fournir des fonds aux secteurs non constitués en municipalité conformément à la *Loi sur le financement communautaire* et assurer le développement des services communautaires et la mise à exécution des programmes par l’entremise des gestionnaires des services locaux. Assurer l’application cohérente des procédures dans l’ensemble de la province de façon à établir des relations communautaires uniformes.

SUBVENTION DE FINANCEMENT ET DE PÉRÉQUATION COMMUNAUTAIRE AUX MUNICIPALITÉS ET COMMUNAUTÉS RURALES

Octroyer la subvention de financement et de péréquation communautaire aux municipalités et communautés rurales conformément à la *Loi sur le financement communautaire.*

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

LOCAL GOVERNMENT (continued)

LOCAL GOVERNMENT PROPERTY TAX WARRANT — 0

Provides for the monthly payment of the property tax warrant levied by local governments including the Provincial Grant in lieu of Property Taxes.

Local Government Property Tax Warrant	795,682
Local and Federal Property Taxes	(706,690)
Grant in lieu of Local Government Real Property Taxes	(88,992)
Additional warrant generated by the elimination of the Property Assessment Gap (PGAP)	4,036
Grant - Distribution of additional PGAP revenue to Local Governments	(4,036)

COMMUNITY FINANCES — 962

Responsible for fiscal arrangements and budget approval for municipalities, rural communities, and local service districts and for financial reporting by municipalities, rural communities, local service districts and municipal services commissions.

GOUVERNEMENTS LOCAUX (suite)

MANDAT D'IMPÔT FONCIER DES GOUVERNEMENTS LOCAUX — 0

Pourvoir au paiement du mandat d'impôt foncier des gouvernements locaux y inclut la subvention provinciale tenant lieu d'impôt foncier.

Mandat d'impôt foncier des gouvernements locaux	795 682
Impôts fonciers local et fédéral	(706 690)
Subvention tenant lieu d’impôt foncier des gouvernements locaux	(88 992)
Mandat supplémentaire généré par l'élimination de l'écart d'évaluation foncière (Écart P)	4 036
Subvention - Distribution des revenus supplémentaires de l’Écart P aux gouvernements locaux	(4 036)

FINANCES COMMUNAUTAIRES — 962

Responsable des arrangements fiscaux et de l'approbation des budgets des municipalités, communautés rurales et districts de services locaux, et de la présentation de l'information financière par les municipalités, communautés rurales, districts de services locaux et les commissions de services municipales.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

LOCAL GOVERNMENT (continued)		GOUVERNEMENTS LOCAUX (suite)
LOCAL AND REGIONAL GOVERNANCE	1,838	GOUVERNANCE LOCALE ET RÉGIONALE
Provide leadership, oversight and support to municipalities, rural communities, regional service commissions and the New Brunswick SPCA. This includes building governance and service delivery capacity at the local and regional level, promoting local and regional planning, and supporting community restructuring and shared service agreements.		Orienter, superviser et soutenir les municipalités, les communautés rurales, les commissions de services régionaux et la SPANB afin de développer la capacité de gouvernance et de prestation de services aux échelons local et régional, de favoriser la planification locale et régionale et de faciliter la restructuration communautaire et les ententes de partages de services.
TOTAL	137,042	TOTAL

ASSESSMENT AND PLANNING APPEAL BOARD		COMMISSION D'APPEL EN MATIÈRE D'ÉVALUATION ET D'URBANISME
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
Conduct planning and property tax assessment appeals, as well as appeals on heritage properties, across the Province and render written decisions.		Donner suite aux appels en matière d'urbanisme et d'évaluation foncière ainsi qu'à ceux concernant les biens patrimoniaux dans l'ensemble de la province et rendre des décisions par écrit.
TOTAL	316	TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

ENVIRONMENT AND CLIMATE CHANGE

AUTHORIZATIONS AND COMPLIANCE

PROGRAM OBJECTIVES

To administer environmental protection programs, with the main objective being to connect and integrate the decision-making process for all of the department's regulatory programs.

PROGRAM COMPONENTS

REGIONAL OPERATIONS AND COMPLIANCE 3,129

Provide emergency management/response and local service delivery of relevant departmental programs and an inspection program through six Regional Offices. Liaise with Justice and Public Safety for the management of enforcement activities related to the Acts and Regulations under the department's mandate.

AUTHORIZATIONS 2,772

Regulate the construction and operation of specific activities in order to minimize impacts on the province’s air, land, and water environments. This is accomplished by using various regulatory tools and through a strong auditing program to assess compliance.

SOURCE AND SURFACE WATER MANAGEMENT 591

Manage and protect the Province's drinking water resources, and ensure that activities in close proximity to the Province's wetlands and watercourses are conducted in a sustainable and environmentally responsible manner.

ENVIRONNEMENT ET DU CHANGEMENT CLIMATIQUE

AUTORISATIONS ET CONFORMITÉ

OBJECTIFS DU PROGRAMME

Gérer les programmes de protection de l'environnement en ayant pour objectif principal d'uniformiser et d'harmoniser le processus décisionnel appliqué à tous les programmes de réglementation du ministère.

ÉLÉMENTS DU PROGRAMME

OPÉRATIONS RÉGIONALE ET CONFORMITÉ

Assurer la gestion des situations d'urgence et les interventions en cas d'urgence ainsi que la prestation locale de services pour les programmes pertinents du Ministère et le programme d’inspection par l’intermédiaire des six bureaux régionaux. Assurer la liaison avec Justice et Sécurité publique pour la gestion des activités visant â faire respecter les lois et règlements qui relèvent du ministère.

AUTORISATIONS

Régir la construction et l’exploitation liées à des activités particulières afin d'atténuer le plus possible les effets sur l'eau, l'air et la terre dans la province. Pour ce faire, avoir recours à divers outils de réglementation et évaluer la conformité au moyen d'un programme de vérification rigoureux.

GESTION DES EAU DE SOURCE ET DE SURFACE

Gérer et protéger les ressources en eau potable de la province et veiller à ce que les activités à proximité des terres humids et des cours d'eau de la province soient menées de manière durable et responsable sur le plan écologique.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

AUTHORIZATIONS AND COMPLIANCE (continued)

WASTE DIVERSION — 365

The branch is responsible to develop and administer provincial waste reduction and diversion programs for solid waste generated within the Province. Currently, the branch regulates the following provincial waste reduction and diversion programs: Beverage Containers, Tires, Paint, Oil & Glycol, Electronics and proposing a new Packaging and Paper Products waste diversion program.

TOTAL — 6,857

ENVIRONMENTAL SCIENCE AND PROTECTION

PROGRAM OBJECTIVES

To provide scientific analysis, review, advice and reporting services on matters related to the Province’s air and water resources. To ensure that potential environmental impacts are avoided or reduced to acceptable levels for certain planned projects and activities. To provide technical advice, guidance, support and maintain awareness in research and developments in environmental public health issues and initiatives.

PROGRAM COMPONENTS

ENVIRONMENTAL IMPACT ASSESSMENT — 1,585

Through the Environmental Impact Assessment (EIA) process, identify potential environmental impacts of certain proposed activities and developments so that such impacts can be avoided or reduced to acceptable levels if the projects are permitted to proceed.

AUTORISATIONS ET CONFORMITÉ (suite)

RÉACHEMINEMENT DES DÉCHETS

La Direction est chargée d'élaborer et d'administer les programmes provinciaux de réduction et de réacheminement des déchets solides produits dans la province. Actuellement, la Direction régit les programmes provinciaux de réduction et de réacheminement des déchets suivants : récipients à boisson, pneus, restes de peinture, huile et glycol, appareils électroniques et propose un nouveau programme de détournement des déchets d'emballage et de produits de papier.

TOTAL

SCIENCE ET PROTECTION DE L’ENVIRONNEMENT

OBJECTIFS DU PROGRAMME

Fournir des services d'analyse, d'examen, de conseil et de production de rapports scientifiques sur des sujets relatifs aux ressources en air et en eau de la province. Veiller à ce que les répercussions possibles sur l’environnement soient évitées ou réduites à des niveaux acceptables dans le cas de certaines activités ou de certains projets. Fournir des conseils, des directives et un soutien techniques, et se tenir au courant de la recherche dans le domaine de la santé publique environnementale et de l'évolution des questions et des initiatives s'y rapportant.

ÉLÉMENTS DU PROGRAMME

ÉTUDE D’IMPACT SUR L’ENVIRONNEMENT

Au moyen du processus d’étude d’impact sur l’environnement (EIE), déterminer les répercussions possibles sur l’environnement de certaines activités proposées et de certains projets d'aménagement de manière que ces répercussions puissent être évitées ou réduites à des niveaux acceptables si ces activités ou ces projets sont autorisés.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

ENVIRONMENTAL SCIENCE AND PROTECTION (continued)		SCIENCE ET PROTECTION DE L'ENVIRONNEMENT (suite)
AIR AND WATER SCIENCES	2,511	SCIENCES DE L'AIR ET DE L'EAU
Monitor current environmental conditions (air and water), provide baseline information and data, and provide scientific services and hydrologic forecasting to interpret, evaluate, and report on the state of the environment in New Brunswick. Prepare and deliver the results of these activities to assist in informed decision making, primarily as it relates to environmental matters.		Surveiller les conditions environnementales existantes (air et eau), fournir des renseignements et des données de référence et fournir des services scientifiques et des prévisions hydrologiques afin d'évaluer et d'interpréter l'état de l'environnement au Nouveau-Brunswick et d'en faire rapport. Préparer et présenter les résultats de ces activités afin de faciliter la prise de décisions éclairées, particulièrement en ce qui concerne les questions environnementales.
HEALTHY ENVIRONMENTS	494	ENVIRONNEMENTS EN SANTÉ
Develop programs and policies and provide scientific and engineering expertise to interpret, evaluate, and report on Healthy Environments initiatives for the Department. As part of a multi-departmental team, strive to meet regulatory responsibilities through an integrated mix of programs intended to anticipate, prevent and control adverse health effects from exposure to environmental health hazards resulting from the built environment in which we live, work and play.		Élaborer des programmes et des politiques et fournir l'expertise scientifique et technique nécessaire pour évaluer et interpréter les initiatives sur les environnements sains et en faire rapport au Ministère. Au sein d'une équipe multiministérielle, s'efforcer de respecter les responsabilités réglementaires à l'aide de divers programmes intégrés visant à prévoir, prévenir et contrôler les effets nocifs sur la santé d'une exposition aux risques environnementaux touchant la santé que présente le milieu bâti dans lequel nous vivons, travaillons et jouons.
TOTAL	4,590	TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

CLIMATE CHANGE SECRETARIAT

PROGRAM OBJECTIVES

Coordinate New Brunswick's climate change policies and programs through collaboration with government departments, partners and stakeholders.

SECRÉTARIAT DES CHANGEMENTS CLIMATIQUES

OBJECTIFS DU PROGRAMME

Coordonner les politiques et les programmes du Nouveau-Brunswick sur les changements climatiques en collaborant avec les ministères, les partenaires et les intervenants.

TOTAL	1,579	TOTAL
TOTAL - DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT	153,776	TOTAL - MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX
Less amounts authorized by law	94	Moins crédits autorisés par la loi
TO BE VOTED	153,682	À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2021–2022 ESTIMATE / PRÉVISIONS
1,000	1,000	Local Service Districts / Districts de services locaux…………	1,000
1,000	1,000	TOTAL……………………...…………………………………	1,000

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2021–2022 ESTIMATE / PRÉVISIONS
0	0	Climate Change Fund / Fonds pour les changements climatiques	36,000
9,500	9,500	Environmental Trust Fund / Fonds en fiducie pour l'environnement	9,500
9,500	9,500	TOTAL	45,500

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES

EXECUTIVE COUNCIL OFFICE / BUREAU DU CONSEIL EXÉCUTIF

ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2021–2022 ESTIMATE / PRÉVISIONS
3,495	3,495	Office of the Clerk, Chief Operating Officer and Head of the Public Service and Executive Council Secretariat / Bureau du greffier, chef des opérations et chef de la fonction publique et secrétariat du conseil exécutif……………	3,363
5,990	5,990	Corporate Communications / Communications gouvernementales………..……..……..……..……..……..……..	6,181
449	499	Office of the Lieutenant-Governor / Cabinet du lieutenant-gouverneur……………………………………………	453
3,134	3,104	Women's Equality Branch / Direction de l'égalité des femmes……………………………………………………………	3,219
13,068	13,088	TOTAL - Gross Ordinary / Compte brute ordinaire……………	13,216

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
EXECUTIVE COUNCIL OFFICE / BUREAU DU CONSEIL EXÉCUTIF
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

OFFICE OF THE CLERK, CHIEF OPERATING OFFICER AND HEAD OF THE PUBLIC SERVICE AND EXECUTIVE COUNCIL SECRETARIAT

PROGRAM OBJECTIVES

The Office of the Clerk provides professional non-partisan advice and support on the structure and operations of government. The Clerk also acts as the Chief Operating Officer and Head of the Public Service, ensuring effective and efficient management and that the Public Service is delivering high quality programs and services, based on evidence-based evaluations.

The Executive Council Secretariat provides secretariat and administrative services for Executive Council and the Policy and Priorities Board, and from time to time, Special Committees of Cabinet. It reviews proposals for the development or amendment of government policy and reviews all regulatory and legislative proposals. The Secretariat provides central support on appointment and governance of agencies, boards and commissions. It also supports the Government House Leader in planning, establishing and managing the Government's agenda for the Legislative Assembly; and in overseeing policy issues related to democracy and the Legislature.

TOTAL	3,363	TOTAL

BUREAU DU GREFFIER, CHEF DES OPÉRATIONS ET CHEF DE LA FONCTION PUBLIQUE ET SECRÉTARIAT DU CONSEIL EXÉCUTIF

OBJECTIFS DU PROGRAMME

Le Bureau du greffier fournit des conseils impartiaux ainsi qu’un soutien professionnel sur la structure et les activités du gouvernement. Le greffier est aussi chef des opérations et chef de la fonction publique, assurant une gestion efficace et efficiente pour faire en sorte que la fonction publique fournisse des programmes et des services de grande qualité, d’après des évaluations fondées sur des données probantes.

Le Secrétariat du Conseil exécutif fournit des services administratifs et de secrétariat au Conseil exécutif et au Conseil des politiques et des priorités et, de temps à autre, aux comités spéciaux du Cabinet. Il examine les propositions portant sur l’élaboration ou la modification des politiques gouvernementales et examine toutes les propositions réglementaires et législatives. Le Secrétariat fournit un soutien central à la nomination et à la gouvernance ayant trait aux organismes, conseils et commissions. Il appuie aussi le leader parlementaire du gouvernement dans la planification, l’établissement et la gestion du programme du gouvernement pour l’Assemblée législative; et dans la surveillance des questions de politique relatives à la démocratie et à l’Assemblée législative.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
EXECUTIVE COUNCIL OFFICE / BUREAU DU CONSEIL EXÉCUTIF
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

CORPORATE COMMUNICATIONS

PROGRAM OBJECTIVES

Corporate Communications works closely with key partners and stakeholders to ensure that communications efforts across government are aligned with government priorities, effectively managed, and responsive to the diverse information needs of the public. The division serves more than 30 client departments and agencies in both official languages.

The division's key functions include: communications planning; departmental communications support; corporate services, media relations and event management; research, writing and editorial services; strategic marketing, advertising and graphic design; web services; and digital videography, photography and social media services.

The division manages and maintains a list of prequalified communications and marketing vendors and acquires external marketing communications services for departments and agencies when required. It also administers and publishes the Royal Gazette on behalf of government.

TOTAL	6,181	TOTAL

COMMUNICATIONS GOUVERNEMENTALES

OBJECTIFS DU PROGRAMME

La Division des communications gouvernementales travaille en étroite collaboration avec les partenaires et les parties prenantes clés pour veiller à ce que les communications de l’ensemble du gouvernement cadrent avec les priorités du gouvernement, soient gérées avec efficacité et adaptées aux divers besoins en information du public. Elle offre des services à plus de 30 ministères et organismes clients dans les deux langues officielles.

Les principales fonctions de la Division sont les suivantes : planification des communications; soutien aux communications ministérielles; services ministériels/généraux, relations avec les médias et gestion des événements; recherche et services de rédaction; marketing stratégique, publicité et conception graphique; services Web; et services de vidéographie et de photographie numériques et de médias sociaux.

La Division gère et tient une liste de fournisseurs préqualifiés de services de communications et de marketing et acquiert des services externes de communications et de marketing pour les ministères et les organismes, au besoin. Elle gère et publie également la Gazette royale au nom du gouvernement.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
EXECUTIVE COUNCIL OFFICE / BUREAU DU CONSEIL EXÉCUTIF
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

OFFICE OF THE LIEUTENANT-GOVERNOR

PROGRAM OBJECTIVES

To assist the Lieutenant-Governor in her Constitutional, ceremonial and social roles as the Queen's representative in New Brunswick.

To operate Government House as a Vice-Regal Residence and a National and Provincial Historic Site that is accessible to the community and welcoming to both New Brunswick residents and tourists.

CABINET DU LIEUTENANT-GOUVERNEUR

OBJECTIFS DU PROGRAMME

Aider la lieutenante-gouverneure à remplir son rôle cérémonial, constitutionnel et social comme représentant de la Reine au Nouveau-Brunswick.

De faire de la Résidence du gouverneur une résidence vice-royale et un lieu historique national et provincial, afin qu’elle soit accessible au public et puisse accueillir les résidents du Nouveau-Brunswick et les touristes.

TOTAL	453	TOTAL

WOMEN'S EQUALITY BRANCH

PROGRAM OBJECTIVES

To promote gender equality and reduce systemic discrimination by providing advice and support to the Minister responsible for Women's Equality as well as to departments of government, and to coordinate the implementation of the government's actions and initiatives in the areas of women's personal and economic security.

DIRECTION DE L'ÉGALITÉ DES FEMMES

OBJECTIFS DU PROGRAMME

De promouvoir l'égalité entre les sexes et de réduire la discrimination systémique en offrant à la ministre responsable de l'égalité des femmes et aux différents ministères des conseils et du soutien et de coordonner la mise en œuvre des actions et des initiatives gouvernementales en matière de la sécurité personnelle et économique des femmes.

TOTAL	3,219	TOTAL
TOTAL - EXECUTIVE COUNCIL OFFICE	13,216	TOTAL - BUREAU DU CONSEIL EXÉCUTIF
TO BE VOTED	13,216	À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES

DEPARTMENT OF FINANCE AND TREASURY BOARD /
MINISTÈRE DES FINANCES ET DU CONSEIL DU TRÉSOR

ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2021–2022 ESTIMATE / PRÉVISIONS
839	786	Budget and Financial Management / Budget et gestion financières	846
5,332	5,208	Corporate Services / Services généraux	5,488
3,055	4,075	Treasury Management and Fiscal Policy / Division de la gestion de la trésorerier et de la politique fiscale	2,677
4,282	3,920	Office of the Chief Human Resources Officer / Bureau du dirigeant principal des ressources humaines	4,840
6,595	6,199	Office of the Chief Information Officer / Bureau du chef du service de l'information	7,233
3,051	2,660	Office of the Comptroller / Bureau du Contrôleur	3,055
5,427	5,102	Revenue Administration / L'administration du revenu	5,431
28,581	27,950	TOTAL - Gross Ordinary / Compte brute ordinaire	29,570

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF FINANCE AND TREASURY BOARD /
MINISTÈRE DES FINANCES ET DU CONSEIL DU TRÉSOR
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

BUDGET AND FINANCIAL MANAGEMENT

PROGRAM OBJECTIVES

Provision of secretariat services to Treasury Board and liaison between the board and all government departments and agencies. Coordination and development of the annual budget and multi-year expenditures to promote the effective and efficient use of financial resources. Provision of analysis, advice and expenditure management options for consideration by government.

TOTAL 846

BUDGET ET GESTION FINANCIÈRES

OBJECTIFS DU PROGRAMME

Offrir des services de secrétariat au Conseil du Trésor assurer la liaison entre le conseil et tous les ministères et organismes gouvernementaux. Coordonner et élaborer le budget annuel et le plan de dépenses pluriannuel. Surveiller les dépenses pour favoriser une utilisation efficace et efficiente des ressources financières. Soumettre au gouvernement analyses, conseils et options de gestion des dépenses aux fins d'examen.

TOTAL

CORPORATE SERVICES

PROGRAM OBJECTIVES

The Corporate Services Division is made up of multifaceted teams that provide strategic support both within the department, as well as to several internal and external departments and agencies. Areas of responsibility include: policy planning and development; financial services; human resource client services; agency relations, analysis and advice; projects and advisory services; employee experience and internal communications; records management; among other corporate support areas.

TOTAL 5,488

SERVICES GÉNÉRAUX

OBJECTIFS DU PROGRAMME

La Division des services généraux regroupe des équipes polyvalentes qui fournissent un soutien stratégique au sein du Ministère ainsi qu’à plusieurs ministères et organismes internes et externes. Les domaines de responsabilité comprennent, entre autres, la planification et l’élaboration de politiques, les services financiers; les services aux clients des ressources humaines, les relations avec les organismes, l’analyse et les conseils; les services d’appui aux projets de consultation, l’expérience des employé(e)s et les communications internes et la gestion des documents, entre autres domaines de soutien généraux.

TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF FINANCE AND TREASURY BOARD /
MINISTÈRE DES FINANCES ET DU CONSEIL DU TRÉSOR
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

TREASURY MANAGEMENT AND FISCAL POLICY

PROGRAM OBJECTIVES

Provision of advice, analysis and information to the Minister of Finance and Treasury Board, and the Government on taxation and fiscal policy, Federal-Provincial fiscal relations, and the economy. Manages and administers the cash resources, borrowing programs and all investment and debt management activities of government; arranges the financing for the borrowing requirements of Crown agencies, municipalities and hospitals; manages an investor relations program; holds and manages the provincial sinking fund, and certain pension and special purpose trust funds; provides government with advice on financial policy and on the financing of various initiatives.

DIVISION DE LA GESTION DE LA TRÉSORERIER ET DE LA POLITIQUE FISCALE

OBJECTIFS DU PROGRAMME

Offrir des conseils, d'analyses et des renseignements au ministre des Finances et du Conseil du Trésor, et au gouvernement en matière d'impôt, de politique fiscale, de relations financières fédérales-provinciales et d'économie. Assurer la gestion et l'administration de la trésorerie, des programmes d'emprunt et de toutes les activités du gouvernement relatives à la gestion des placements et de la dette; prendre les arrangements de financement pour les besoins d'emprunt des sociétés de la Couronne, des municipalités et des hôpitaux; gérer un programme de relations avec les investisseurs; détenir et gérer le Fonds d'amortissement provincial, et certains fonds de pension en fiducie et fonds de fiducie à but spécial; et fournir des conseils au gouvernement sur la politique financière et le financement de diverses initiatives.

TOTAL	2,677	TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF FINANCE AND TREASURY BOARD /
MINISTÈRE DES FINANCES ET DU CONSEIL DU TRÉSOR
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

OFFICE OF THE CHIEF HUMAN RESOURCES OFFICER

PROGRAM OBJECTIVES

Provide the strategic direction and the policy, program, operational and accountability framework for the recruitment, compensation, retention, development, safety, health and management of GNB's human resources; provide advice and support to Treasury Board as a committee of Cabinet and as the employer for Parts I, II and III of the Public Service and in relation to the *Civil Service Act* ; lead collective bargaining in Parts I, II and III of the Public Service; lead the development of longer-term GNB-wide human resources strategies; and work closely with Deputy Heads in departments.

Expenditures	5,918	
Recovery from benefit plans	(250)	
Recovery from training programs	(828)	
TOTAL		4,840

BUREAU DU DIRIGEANT PRINCIPAL DES RESSOURCES HUMAINES

OBJECTIFS DU PROGRAMME

Fournir l'orientation stratégique et le cadre de politique, de programmes, de fonctionnement et de responsabilisation relatifs au recrutement, à la rémunération, à la fidélisation, au perfectionnement, à la sécurité, à la santé et à la gestion des ressources humaines (RH) du gouvernement du Nouveau-Brunswick (GNB); fournir des conseils et un soutien au Conseil du Trésor en tant que comité du Cabinet et à titre d'employeur pour les parties I, II et III des services publics et par rapport à la *Loi sur la Fonction publique* ; mener les négociations collectives pour les parties I, II et III des services publics; diriger l'élaboration d'une stratégie à long terme des RH dans l’ensemble du GNB; et travailler étroitement avec les administrateurs généraux des ministères.

Dépenses	5 918
Recouvrement des régimes de prestations	(250)
Recouvrement des programmes de formation	(828)
TOTAL	

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF FINANCE AND TREASURY BOARD /
MINISTÈRE DES FINANCES ET DU CONSEIL DU TRÉSOR
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

OFFICE OF THE CHIEF INFORMATION OFFICER

PROGRAM OBJECTIVES

The Office of the Chief Information Officer (OCIO) is responsible for Government-wide strategic leadership, planning and oversight of the management of information, technology, security, and digital innovation to enable the business of Government.

As part of the OCIO the Provincial Archives has the dual responsibility of oversight of the information management of government records and access to records bearing on the Province's history.

TOTAL 7,233

BUREAU DU CHEF DU SERVICE DE L'INFORMATION

OBJECTIFS DU PROGRAMME

Le Bureau du chef de l'information (BCI) est chargé d'exercer un leadership stratégique dans l'ensemble du gouvernement et de planifier et de surveiller la gestion de l'information, des technologies, de la sécurité et de l'innovation numérique de manière à gouverner intelligemment.

Faisant partie du BCI, les Archives provinciales ont une double responsabilité : surveiller la gestion de l'information ayant trait aux documents du gouvernement et acquérir les documents portant sur l'histoire de la province et en permettre la consultation.

TOTAL

OFFICE OF THE COMPTROLLER

PROGRAM OBJECTIVES

Provide professional services to improve the economy, efficiency, effectiveness and accountability of Government programs and operations. To provide leadership in accounting, internal audit and enterprise risk management services to Government; prepare the annual Public Accounts of the Province, and operate and support the corporate financial systems.

TOTAL 3,055

BUREAU DU CONTRÔLEUR

OBJECTIFS DU PROGRAMME

Fournir des services professionnels pour améliorer l'économie, l'efficience, l'efficacité et la reddition de comptes quant aux programmes et activités du gouvernement. Assurer le leadership dans les services de comptabilité, de vérification interne et de gestion des risques d'entreprise au gouvernement; dresser les comptes publics annuels du gouvernement provincial, et voir au fonctionnement et au soutien des systèmes financiers gouvernementaux.

TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF FINANCE AND TREASURY BOARD /
MINISTÈRE DES FINANCES ET DU CONSEIL DU TRÉSOR
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

REVENUE ADMINISTRATION

PROGRAM OBJECTIVES

Provision of fair, effective and efficient administration of tax and regulatory programs. Research, analyze and provide interpretations and advice on tax application issues. Develop options for legislative amendments on tax administration. Provide audit, assurance and refund verification functions, as well as education, inspection, and information regarding program services. Provision of the effective delivery of assigned revenue and taxation programs associated with real property and consumption taxes.

L'ADMINISTRATION DU REVENU

OBJECTIFS DU PROGRAMME

Assurer une administration équitable, efficace et efficiente des programmes d'impôt et de réglementation. Fournir des services de recherche, d'analyse et d'interprétation, et dispenser des conseils relativement aux questions d'application de l'impôt. Élaborer des options aux modifications législatives liées à l'administration fiscale. Remplir des fonctions de vérification, d'assurance et de contrôle des remboursements en plus d'assurer la formation, l'inspection et l'information concernant les services liés aux programmes. Veiller à la prestation efficace des programmes ayant trait aux recettes et à l'imposition pour ce qui est de l'impôt foncier et des taxes à la consommation.

TOTAL	5,431	TOTAL
TOTAL - DEPARTMENT OF FINANCE AND TREASURY BOARD	29,570	TOTAL - MINISTÈRE DES FINANCES ET DU CONSEIL DU TRÉSOR
Less amounts authorized by law	47	Moins crédits autorisés par la loi
TO BE VOTED	29,523	À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES

DEPARTMENT OF FINANCE AND TREASURY BOARD / MINISTÈRE DES FINANCES ET DU CONSEIL DU TRÉSOR

SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2021–2022 ESTIMATE / PRÉVISIONS
10	10	Archives Trust Account / Compte en fiducie pour les archives…………………………………………………………	10
1,400	600	Cannabis Education and Awareness Fund / Fonds d'education et de sensibilisation en matière de cannabis…………	650
56	56	Strait Crossing Finance Inc. / Strait Crossing Finance Inc…………………………………………...…………	56
1,466	666	TOTAL…………………………………………………………	716

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES

GENERAL GOVERNMENT / GOUVERNEMENT GÉNÉRAL

ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2021–2022 ESTIMATE / PRÉVISIONS
4,948	4,873	Aboriginal Affairs / Affaires autochtones…………………………	5,440
0	0	Climate and Economic Development Initiatives with First Nations / Initiatives en matière de climat et de développement économique avec les premières nations…………	9,000
455	455	Commissions Paid to Collectors of Pari-Mutuel Taxes / Commissions versées aux percepteurs de la taxe sur le pari mutuel………………………………………………………	455
18,327	14,636	Enterprise Resource Planning (ERP) / Planification des ressources organisationnelles (PRO)……………………………	21,699
688	673	Equal Employment Opportunity Program / Programme d'égalité d'accès à l'emploi………………………………………	688
8,160	8,160	Intergovernmental Affairs / Affaires intergouvernementales….	8,513
36,000	26,000	Investment in Climate Change Initiatives / Investissement dans les initiatives ayant trait aux changements climatiques……	0
141,473	127,460	Legislated Pension Plans, Benefit Accruals, Subsidies, and Supplementary Allowances / Régimes de retraite prévus par la loi, accumulation de prestations, subventions et allocations supplémentaires………………………………………	124,227
9,000	8,000	Natural Gas Distribution Program / Programme de distribution de gaz naturel……………………………………..	12,000
344,802	330,171	Pension and Employee Benefits Plans / Régimes de retraite et d'avantages sociaux…………………………...……………	339,268
14,200	13,900	Provision for Losses / Provision pour pertes……………………	14,200
53,600	49,900	Revenue Sharing Agreements with First Nations / Accords de partage des recettes avec les Premières Nations………………	50,500
174,103	174,103	Service New Brunswick / Service Nouveau-Brunswick………	181,575
174,020	129,365	Supplementary Funding Provision / Provision pour fonds supplémentaires…………………………………………………	162,624
979,776	887,696	TOTAL - Gross Ordinary / Compte brute ordinaire……………	930,189

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
GENERAL GOVERNMENT / GOUVERNEMENT GÉNÉRAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

ABORIGINAL AFFAIRS / AFFAIRES AUTOCHTONES

PROGRAM OBJECTIVES

The Department of Aboriginal Affairs implements a coordinated governmental approach on matters related to Aboriginal people; represents the interests of the Province in multilateral initiatives and negotiations; supports consultation with Aboriginal people; and provides research, analysis and policy advice to government on Aboriginal matters.

OBJECTIFS DU PROGRAMME

Le ministère des affaires autochtones adopte une approche gouvernementale coordonnée pour les questions concernant les Autochtones; représente les intérêts de la province dans le cadre d’initiatives et de négociations multilatérales; appuie les consultations auprès des Autochtones; effectue des recherches et des analyses ainsi que fournit des conseils stratégiques au gouvernement quant aux questions autochtones.

TOTAL	5,440	TOTAL
Less amounts authorized by law	47	Moins crédits autorisés par la loi
TO BE VOTED	5,393	À VOTER

CLIMATE AND ECONOMIC DEVELOPMENT INITIATIVES WITH FIRST NATIONS / INITIATIVES EN MATIÈRE DE CLIMAT ET DE DÉVELOPPEMENT ÉCONOMIQUE AVEC LES PREMIÈRES NATIONS

PROGRAM OBJECTIVES

Climate and economic development program for First Nation funded from carbon tax collected by First Nation retailers on sales to non-First Nation customers. Funding will be available to First Nation communities for climate and economic development initiatives.

OBJECTIFS DU PROGRAMME

Programme en matière de climat et de développement économique pour la Première Nation financé par la taxe carbone perçue par les détaillants dans les Premières Nations sur les ventes aux clients qui ne sont pas membres d’une Première Nation. Le financement sera offert aux collectivités des Premières Nations pour les initiatives en matière de climat et de développement économique.

TOTAL	9,000	TOTAL
TO BE VOTED	9,000	À VOTER

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
GENERAL GOVERNMENT / GOUVERNEMENT GÉNÉRAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

COMMISSIONS PAID TO COLLECTORS OF PARI-MUTUEL TAXES

PROGRAM OBJECTIVES

To encourage the collection and remittance of pari-mutuel taxes and provide support to provincial racetracks and the horse racing industry.

TOTAL	455	TOTAL
TO BE VOTED	455	À VOTER

COMMISSIONS VERSÉES AUX PERCEPTEURS DE LA TAXE SUR LE PARI MUTUEL

OBJECTIFS DU PROGRAMME

Vise à encourager la perception et la remise de la taxe sur le pari mutuel et à fournir un soutien aux hippodromes de la province et à l'industrie des courses de chevaux.

ENTERPRISE RESOURCE PLANNING (ERP)

PROGRAM OBJECTIVES

To provide for the oversight, business transformation and implementation of an ERP solution which supports Human Resource Management, Financial Management and Procurement/Supply Chain business functions.

TOTAL	21,699	TOTAL
TO BE VOTED	21,699	À VOTER

PLANIFICATION DES RESSOURCES ORGANISATIONNELLES (PRO)

OBJECTIFS DU PROGRAMME

Prévoir la surveillance, la transformation organisationnelle et la mise en œuvre d’une solution de PRO qui appuie les fonctions administratives de la gestion des ressources humaines, de la gestion financière ainsi que de l’achat/de la chaîne d’approvisionnement.

EQUAL EMPLOYMENT OPPORTUNITY PROGRAM

PROGRAM OBJECTIVES

To provide access to employment and opportunities for advancement within the provincial public service to Aboriginals, persons with disabilities and members of a visable minority group.

TOTAL	688	TOTAL
TO BE VOTED	688	À VOTER

PROGRAMME D'ÉGALITÉ D'ACCÉS À L'EMPLOI

OBJECTIFS DU PROGRAMME

Offrir un accès à un emploi et aux possibilités d’avancement dans la fonction publique provinciale aux Autochtones, personnes handicapées et membres d’un groupe de minorité visible.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
GENERAL GOVERNMENT / GOUVERNEMENT GÉNÉRAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

INTERGOVERNMENTAL AFFAIRS

PROGRAM OBJECTIVES

To ensure a strategic and corporate approach to promoting and protecting New Brunswick's interests in its relationships with other governments by coordinating New Brunswick's participation in regional, national and international organizations and by working with and providing advice and support to government departments in their relations with other governments. To enhance positive interprovincial and community relations as they relate to Canadian Francophonie, to coordinate government action on official languages and to negotiate and implement federal-provincial agreements relative to official languages to contribute to the province's social and economic priorities. To maximize New Brunswick's benefits from membership in the International Organization of the Francophonie (OIF) and to assure Protocol services. To ensure the Province's trade and interests are protected, and position the Province to maximize the benefits of international and internal trade agreements.

AFFAIRES INTERGOUVERNEMENTALES

OBJECTIFS DU PROGRAMME

Assurer une approche stratégique et globale pour promouvoir et protéger les intérêts du Nouveau-Brunswick dans ses relations avec d'autres gouvernements en coordonnant la participation du Nouveau-Brunswick dans les regroupements régionaux, nationaux et internationaux clés et en offrant la collaboration et l'avis aux ministères provinciaux sur leurs relations avec les autres gouvernements. Promouvoir des relations interprovinciales et communautaires positives en matière de Francophonie canadienne, coordonner l’action du gouvernement en matière de langues officielles et négocier et mettre en œuvre des ententes fédérales-provinciales relatives aux langues officielles à l’appui des priorités économiques et sociale de la province. Maximiser les avantages pour le Nouveau-Brunswick d’être membre de l’Organisation internationale de la francophonie (OIF) et assurer les services protocolaires. Assurer la protection des intérêts commerciaux de la province et positionner la province dans le but de maximiser les retombées des accords sur le commerce international et intérieur.

TOTAL	8,513	TOTAL
Less amounts authorized by law	47	Moins crédits autorisés par la loi
TO BE VOTED	8,466	À VOTER

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
GENERAL GOVERNMENT / GOUVERNEMENT GÉNÉRAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

LEGISLATED PENSION PLANS, BENEFIT ACCRUALS, SUBSIDIES, AND SUPPLEMENTARY ALLOWANCES

RÉGIMES DE RETRAITE PRÉVUS PAR LA LOI, ACCUMULATION DE PRESTATIONS, SUBVENTIONS ET ALLOCATIONS SUPPLÉMENTAIRES

PROGRAM OBJECTIVES

To provide for the cost of legislated pension plans, benefit accruals, subsidies and supplementary allowances.

OBJECTIFS DU PROGRAMME

Couvrir le coût des régimes de retraite prévus par la loi, de l'accumulation des prestations, des subventions et des allocations supplémentaires.

PROGRAM COMPONENTS / **ÉLÉMENTS DU PROGRAMME**

Legislated Pension Plans:		Régimes de pension prévus par la loi:
Ombud's Pension	177	Pension de l'ombud
Judges' Superannuation Plan	4,000	Régime de pension de retraite des juges
Members' Plans	2,300	Régimes des députés
Benefit Accruals, Subsidies, and Supplementary Allowances	117,750	Accumulation de prestations, subventions et allocations supplémentaires.
TOTAL	124,227	TOTAL
Less amounts authorized by law	177	Moins crédits autorisés par la loi
TO BE VOTED	124,050	À VOTER

NATURAL GAS DISTRIBUTION PROGRAM

PROGRAMME DE DISTRIBUTION DE GAZ NATUREL

PROGRAM OBJECTIVES

To provide a funding mechanism to ensure competitiveness of the natural gas distribution system relative to other home heating fuels resulting from implementing a carbon price in New Brunswick.

OBJECTIFS DU PROGRAMME

Prévoir un mécanisme de financement pour assurer la compétitivité du réseau de distribution de gaz naturel par rapport aux autres sortes de mazout domestique découlant de la mise en œuvre d'une tarification sur le carbone au Nouveau-Brunswick.

TOTAL	12,000	TOTAL
TO BE VOTED	12,000	À VOTER

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
GENERAL GOVERNMENT / GOUVERNEMENT GÉNÉRAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

PENSION AND EMPLOYEE BENEFITS PLANS / RÉGIMES DE RETRAITE ET D'AVANTAGES SOCIAUX

PROGRAM OBJECTIVES

To provide for the employer's cost and/or contributions towards certain pension and employee benefit plans.

OBJECTIFS DU PROGRAMME

Fournir le coût et/ou la quote-part de l'employeur à certains régimes de retraite et d'avantages sociaux des employés.

PROGRAM COMPONENTS / ÉLÉMENTS DU PROGRAMME

PROGRAM COMPONENTS		ÉLÉMENTS DU PROGRAMME
Canada Pension Plan	33,000	Régime de pensions du Canada
Group Insurance Plans	1,140	Régimes d'assurance collective
Employee and Family Assistance Program	664	Programme d'aide aux employés et leur famille
Shared Risk Plan for CUPE Employees of New Brunswick Hospitals	36,000	Régime à risques partagés des employés membres du SCFP des hôpitaux du Nouveau-Brunswick
Shared Risk Plan for Certain Bargaining Employees of New Brunswick Hospitals	47,000	Régime à risques partagés de certains employés syndiqués des hôpitaux du Nouveau-Brunswick
Public Service Shared Risk Plan	108,000	Régime à risques partagés dans les services publics
New Brunswick Teachers' Pension Plan	80,652	Régime de pension des enseignants du Nouveau-Brunswick
Part-time and Seasonal Pension Plan	2,600	Régime de pension des employé à temps partiel et saisonniers
Non-teaching School Districts Pension Plans	30,210	Régimes de retraite du personnel non enseignant des districts scolaires
Statutory Annuities	2	Rentes statutaires
TOTAL	339,268	TOTAL
Less amounts authorized by law	2	Moins crédits autorisés par la loi
TO BE VOTED	339,266	À VOTER

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
GENERAL GOVERNMENT / GOUVERNEMENT GÉNÉRAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

PROVISION FOR LOSSES / PROVISION POUR PERTES

PROGRAM OBJECTIVES

To provide for the possible non-collection of amounts due to the Province, potential claims against the Province and other unforeseen losses.

OBJECTIFS DU PROGRAMME

Prévoir le non-recouvrement possible de montants dus à la province, les réclamations contre la province et d'autres pertes imprévisibles.

PROGRAM COMPONENTS / ÉLÉMENTS DU PROGRAMME

Program Components		Éléments du programme
Department of Agriculture, Aquaculture and Fisheries	3,000	Ministère de l'Agriculture, de l'Aquaculture, et des Pêches
Department of Finance and Treasury Board	6,000	Ministère des Finances et du Conseil du Trésor
Department of Justice and Public Safety	600	Ministère de la Justice et de la Sécurité publique
Department of Natural Resources and Energy Development	300	Ministère des Ressources naturelles et du Développement de l’énergie
Department of Social Development	4,000	Ministère du Développement social
Department of Transportation and Infrastructure	300	Ministère des Transports et de l'Infrastructure
TOTAL	14,200	TOTAL
TO BE VOTED	14,200	À VOTER

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
GENERAL GOVERNMENT / GOUVERNEMENT GÉNÉRAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

REVENUE SHARING AGREEMENTS WITH FIRST NATIONS

PROGRAM OBJECTIVES

To encourage the collection of tax related to on-reserve sales to non-natives, to encourage compliance with provincial gaming policy and to foster economic and community development to reserves.

PROGRAM COMPONENTS

TAX REVENUE SHARING AGREEMENTS — 37,000

To encourage the collection of tax related to on-reserve sales to non-natives and to foster economic and community development on reserves, the Province shares with First Nations with agreements the provincial HST, tobacco and gasoline and motive fuel tax revenues collected and remitted from on-reserve sales to non-native purchasers.

GAMING REVENUE SHARING AGREEMENTS — 13,500

To encourage compliance with provincial gaming policy and to foster economic and community development, the Province shares gaming revenue with First Nations with agreements, as provided in section 24 of the *Gaming Control Act.*

TOTAL	50,500	TOTAL
TO BE VOTED	50,500	À VOTER

ACCORDS DE PARTAGE DES RECETTES AVEC LES PREMIÈRES NATIONS

OBJECTIFS DU PROGRAMME

D'encourager la perception de l'impôt dans les reserves portant sur les ventes auprès de la population non autochtone, de favoriser le respect de la politique de jeu du Nouveau-Brunswick et de stimuler le développement communautaire dans les réserves.

ÉLÉMENTS DU PROGRAMME

ACCORDS DE PARTAGE DES RECETTES ISSUES DE L'IMPÔT

En vue d'encourager la perception de l'impôt dans les réserves portant sur les ventes auprès de la population non autochtones et d'y favoriser un développement économique et communautaire, le gouvernement provincial partage, avec les Premières Nations avec lesquelles un accord a été établi, les recettes de la portion provinciale de la TVH et de la taxe sur le tabac et sur l'essence et les carburants qui ont été perçues et remises sur les ventes dans les réserves aux acheteurs non autochtones.

ACCORDS DE PARTAGE DES RECETTES ISSUES DES JEUX DE HASARD

Afin de favoriser le respect de la politique de jeu du Nouveau-Brunswick et de stimuler le développement économique et communautaire, le gouvernement partage les recettes tirées des jeux de hasard avec les Premières nations par des accords, conformément à ce que prévoit l'article 24 de *la Loi sur la Réglementation des jeux.*

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
GENERAL GOVERNMENT / GOUVERNEMENT GÉNÉRAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

SERVICE NEW BRUNSWICK / SERVICE NOUVEAU-BRUNSWICK

PROGRAM OBJECTIVES

To provide centralized services in the area of Information Technology, Procurement, Supply Chain, Laundry and Clinic Engineering to the Health Sector. Centralized services to Government departments and agencies in the areas of Information Technology, Procurement, Property Assessment, Accounts Payable, Collections, Payroll and Benefits Administration, Translation and Print Services. And to provide convenient access for the public to government and municipal services, such as registrations, permits and licenses, payment of various taxes and fees, and Residential Tenancies Tribunal through physical and electronic service channels.

OBJECTIFS DU PROGRAMME

Offrir des services centralisés dans les domaines des technologies de l'information, des achats, de la chaîne d'approvisionnement, des services de buanderie et de l'ingénierie clinique au secteur de la santé; des services centralisés aux ministères et aux organismes gouvernementaux dans les domaines de la technologie de l'information, des achats, de l'évaluation foncière, des comptes créditeurs, du recouvrement, de l'administration de la paie et des avantages sociaux, de la traduction et des services d'impression; et assurer au public un accès pratique aux services gouvernementaux et municipaux comme les immatriculations, les permis et les licences, le paiement de divers impôts et droits, le Tribunal sur la location de locaux d'habitation, grâce à des services physiques et électroniques.

TOTAL	181,575	TOTAL
Less amounts authorized by law	47	Moins crédits autorisés par la loi
TO BE VOTED	181,528	À VOTER

SUPPLEMENTARY FUNDING PROVISION / PROVISION POUR FONDS SUPPLÉMENTAIRES

PROGRAM OBJECTIVES

To provide supplementary funding to other programs in government for the cost associated with the settlement of collective bargaining agreements and other expenditures resulting from unanticipated events that may occur during the year.

OBJECTIFS DU PROGRAMME

Fournir des fonds supplémentaires à d'autres programmes gouvernementaux afin de couvrir les coûts associés à la conclusion de conventions collectives ainsi que d'autres dépenses découlant d'événements inattendus au cours de l'exercice.

TOTAL	162,624	TOTAL
TO BE VOTED	162,624	À VOTER
TOTAL - GENERAL GOVERNMENT	930,189	TOTAL - GOUVERNEMENT GÉNÉRAL

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES

DEPARTMENT OF HEALTH / MINISTÈRE DE LA SANTÉ

ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2021–2022 ESTIMATE / PRÉVISIONS
173,273	161,089	Corporate and Other Health Services / Services ministériels et autres services de santé	190,633
699,624	683,465	Medicare / Assurance-maladie	714,053
227,855	227,855	Drug Programs / Régimes d'assurance-médicaments	233,403
1,819,786	1,816,897	Part III Health Services / Services de santé de la partie III	1,868,068
0	134,381	COVID-19 Pandemic / Pandémie de COVID-19	64,781
2,920,538	3,023,687	TOTAL - Gross Ordinary / Compte brute ordinaire	3,070,938

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF HEALTH / MINISTÈRE DE LA SANTÉ
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

CORPORATE AND OTHER HEALTH SERVICES

PROGRAM OBJECTIVES

To plan, fund and monitor the delivery of health services to New Brunswickers through:
- the administration of all departmental programs;
- the delivery of provincial services;
- the administration of federal-provincial relations and interprovincial health agreements; and
- the development and administration of recruitment and retention programs for health human resources.

PROGRAM COMPONENTS

ADMINISTRATION AND FINANCIAL SERVICES — 8,878

Administrative support and advisory services in matters relating to accounting, budgeting, financial controls, communications, personnel and staff accommodations.

INNOVATION AND eHEALTH — 12,582

The branch oversees the overall alignment of information and communication technology implementation with the strategic directions of the health care system. This includes the development and implementation of One Patient, One Record and its ongoing operations, as well as all other information systems within the department.

SERVICES MINISTÉRIELS ET AUTRES SERVICES DE SANTÉ

OBJECTIFS DU PROGRAMME

Planifier, financer et surveiller la prestation des services de soins de santé à la population du Nouveau-Brunswick:
- la gestion de tous les programmes ministériels;
- la prestation de services provinciaux;
- la gestion des relations fédérales-provinciales et des ententes interprovinciales sur la santé;
- l'élaboration et l'administration de programmes de recrutement et de maintien des effectifs en matière de santé.

ÉLÉMENTS DU PROGRAMME

ADMINISTRATION ET SERVICES FINANCIERS

Services consultatifs et de soutien administratif dans les domaines suivants: comptabilité, budget, contrôles financiers, communications, dotation en personnel et locaux et meubles pour le personnel.

INNOVATION ET CYBERSANTÉ

La direction voit à l’harmonisation de la mise en oeuvre des technologies de communication et d’information avec les orientations stratégiques du système de soins de santé. Cela comprend le développement et la mise en oeuvre d’Un patient, un dossier, et de ses operations continues, ainsi que de tous les autres systems d’information au sein du ministère.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF HEALTH / MINISTÈRE DE LA SANTÉ
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

CORPORATE AND OTHER HEALTH SERVICES (continued)		SERVICES MINISTÉRIELS ET AUTRES SERVICES DE SANTÉ (suite)
PLANNING AND HEALTH HUMAN RESOURCES	7,972	PLANIFICATION ET RESSOURCES HUMAINES EN SANTÉ
Strategic planning and evaluation of provincial health services and programs. Administrative support and advisory services in the areas of legislative development, federal-provincial relations and health human resources.		Planification stratégique et évaluation des politiques et programmes provinciaux relatifs à la santé. Soutien administratif et services consultatifs pour l'élaboration de mesures législatives, les relations fédérales-provinciales et les ressources humaines en santé.
MEDICAL EDUCATION PROGRAM SERVICES	15,110	SERVICES DES PROGRAMMES DE FORMATION MÉDICALE
Responsible for management of the delivery of medical education for the province.		Gérer la prestation des programmes de formation médicale pour la province.
OUT OF PROVINCE HOSPITAL PAYMENTS	75,286	RÈGLEMENT DES SERVICES HOSPITALIERS HORS-PROVINCE
Payment on behalf of New Brunswick residents for hospital services received outside the province.		Payer les services hospitaliers obtenus en dehors de la province par des résidents de la province.
PUBLIC HEALTH PROGRAM SERVICES	29,712	SERVICES DES PROGRAMMES DE SANTÉ PUBLIQUE
Responsible for policy development, planning and program support of public health services delivered in the province.		Élaboration de politiques, planification et soutien aux programmes pour les services de santé publique dans la province.
HEALTH SERVICES LIABILITY PROTECTION PLAN	1,500	PLAN DE PROTECTION DE LA RESPONSABILITÉ - SERVICES DE SANTÉ
Provision of funding for health services liability cases and for claims administration.		Fournir des fonds pour les cas de responsabilité civile liés aux services de santé et l'administration des demandes d'indemnité.
ACUTE CARE	2,521	SOINS AIGUS
To provide policy direction, planning, resource allocation and program support for hospital services delivered in the province.		Orientation des politiques, planification, affectation des resources et soutien aux programmes des services hospitaliers de la province.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF HEALTH / MINISTÈRE DE LA SANTÉ
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

CORPORATE AND OTHER HEALTH SERVICES (continued)		SERVICES MINISTÉRIELS ET AUTRES SERVICES DE SANTÉ (suite)
NEW BRUNSWICK CANCER NETWORK	6,010	RÉSEAU DE CANCER DU NOUVEAU-BRUNSWICK
The network unifies, manages and coordinates a broad based system for cancer control in the province. It is designed to reduce the incidence of cancer and improve the quality of life of New Brunswick residents living with cancer.		Il unifit, gère et coordonne les services de divers organismes de lutte contre le cancer dans la province. Il vise à réduire le nombre de cancers et à améliorer la qualité de vie des cancéreux au Nouveau-Brunswick.
HEALTH EMERGENCY MANAGEMENT SERVICES	2,211	SERVICES DE GESTION DES INTERVENTIONS D'URGENCE EN SANTÉ
Oversight of the Province's Ambulance Services Program including planning, contract management, medical oversight, development and monitoring of standards and inspection of assets. Management of the Health Emergency Management Program.		Surveillance du programme des services d'ambulance de la province, y compris la planification, la gestion des contracts, la surveillance médicale, l'élaboration et la vérification du respect des normes ainsi que l'inspection des biens. Administration du programme de gestion des interventions d'urgence en matière de santé.
ADDICTION PROGRAM SERVICES	5,225	SERVICES DU PROGRAMME DE TRAITEMENT DES DÉPENDANCES
Responsible for policy development, planning and program support of addiction services delivered in the province.		Chargé de l'élaboration des politiques, de la planification et du soutien aux programmes des services de traitement des dépendances dans la province.
MENTAL HEALTH PROGRAM SERVICES	13,320	SERVICES DES PROGRAMMES DE SANTÉ MENTALE
Responsible for policy development, planning and program support of mental health services delivered in the province.		Élaboration de politiques, planification et soutien aux programmes pour les services de santé mentale de la province.
COMMUNITY HEALTH PROGRAM SERVICES	10,306	SERVICES DES PROGRAMMES DE SANTÉ COMMUNAUTAIRES
Responsible for policy development, planning and program support of community health services delivered in the province.		Responsable de l’élaboration de politiques, de la planification et du soutien des programmes des services de santé communautaires offerts.
TOTAL	190,633	TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF HEALTH / MINISTÈRE DE LA SANTÉ
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

MEDICARE / ASSURANCE-MALADIE

PROGRAM OBJECTIVES

Ensuring entitled health services provided by physicians are accessible to the population at a reasonable cost to the Province. Funding of medical care for New Brunswick residents.

OBJECTIFS DU PROGRAMME

Assurer que les services de santé fournis par les médecins sont accessibles aux résidents admissibles, et ce, à un coût raisonnable pour le gouvernement. Financer les soins médicaux offerts à la population du Nouveau-Brunswick.

TOTAL	714,053	TOTAL

DRUG PROGRAMS / RÉGIMES D'ASSURANCE-MÉDICAMENTS

PROGRAM OBJECTIVES

Funding of drug plans which provides for the payment of approved drugs.

OBJECTIFS DU PROGRAMME

Financement de régimes d'assurance-médicaments assurant le paiement de médicaments approuvés.

PROGRAM COMPONENTS / **ÉLÉMENTS DU PROGRAMME**

NEW BRUNSWICK PRESCRIPTION DRUG PROGRAM	187,059	PLAN DE MÉDICAMENTS SUR ORDONNANCE DU NOUVEAU-BRUNSWICK

Funding of a drug plan which provides for the payment of approved drugs for senior citizens, nursing home residents, children-in-care, residents with specified medical conditions and, individuals identified by the Department of Social Development.

Financement d'un plan de médicaments sur ordonnance servant à payer certains médicaments approuvés pour les personnes âgées, les résidents des foyers de soins, les enfants pris en charge, les patients ayant des besoins précis et les personnes désignées par le ministère du Développement social.

NEW BRUNSWICK DRUG PLAN	46,344	RÉGIME MÉDICAMENTS DU NOUVEAU-BRUNSWICK

Insurance plan to provide coverage to all uninsured residents of New Brunswick to ensure affordable access to prescription drugs.

Régime d'assurance-médicaments garantissant à tous les résidents non assurés du Nouveau-Brunswick un accès abordable aux médicaments sur ordonnance.

TOTAL	233,403	TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF HEALTH / MINISTÈRE DE LA SANTÉ
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

PART III HEALTH SERVICES / SERVICES DE SANTÉ DE LA PARTIE III

PROGRAM OBJECTIVES

Regional Health Authorities and EM/ANB are Part III organizations responsible for the planning, management and delivery of health services to New Brunswickers.

OBJECTIFS DU PROGRAMME

Les régies régionales de la santé et EM/ANB sont des organismes de la Partie III chargés de la planification, gestion et livraison des services de soins de santé à la population du Nouveau-Brunswick.

PROGRAM COMPONENTS		**ÉLÉMENTS DU PROGRAMME**
MEDICAL EDUCATION	18,118	FORMATION MÉDICALE
Responsible for the delivery of training through Regional Health Authorities for post graduate medical residents.		Gérer la prestation des programmes de formation par l'entremise des régies régionales de la santé pour les médecins résidents inscrits à des programmes d'études supérieures.
PUBLIC HEALTH SERVICES	26,320	SERVICES DE SANTÉ PUBLIQUE
Responsible for the delivery of community based public health programs and services in the areas of communicable disease prevention, management and control, and the promotion of healthy lifestyles/healthy families.		Assurer la prestation des programmes et services communautaires de santé publique dans les domaines de la prévention, de la gestion et du contrôle des maladies transmissibles ainsi que faire la promotion d'un mode de vie sain et de familles en santé.
HEALTH SERVICES	1,439,201	SERVICES DE SANTÉ
Funding for the delivery of hospital services within the province through Regional Health Authorities. Funding also included for the operations of the New Brunswick Health Council.		Financer la prestation des services hospitaliers dans la province par l'entremise des régies régionales de la santé. Des fonds sont aussi alloués pour les activités du Conseil du Nouveau-Brunswick en matière de santé.
ADDICTION SERVICES	25,060	SERVICES DE TRAITEMENT DES DÉPENDANCES
Responsible for the delivery of addiction services in the province, with a focus on prevention, treatment and rehabilitation services.		Assurer les services de traitement des dépendances dans la province, en mettant l'accent sur la prévention, le traitement et la réadaptation.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF HEALTH / MINISTÈRE DE LA SANTÉ
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

PART III HEALTH SERVICES (continued)		SERVICES DE SANTÉ DE LA PARTIE III (suite)
MENTAL HEALTH SERVICES	125,828	SERVICES DE SANTÉ MENTALE
Responsible for the delivery of mental health services in the province through prevention-promotion, treatment, rehabilitation and maintenance programs. Mental health services are provided through Community Mental Health Centres, Psychiatric Hospitals and Regional Hospital Psychiatric Units within the Regional Health Authorities.		Assurer la prestation des services de santé mentale dans la province grâce à des programmes de prévention ou de promotion, de traitement, de réadaptation et de maintien. Les services de santé mentale sont fournis par l'entremise des Centres communautaires de santé mentale, d'hôpitaux psychiatriques et d'unités psychiatriques d'hôpitaux régionaux à l'intérieur du territoire des régies régionales de la santé.
COMMUNITY HEALTH SERVICES	26,202	SERVICES DE SANTÉ COMMUNAUTAIRES
Responsible for the delivery of community health services through the Regional Health Authorities.		Responsable de la prestation des services de santé communautaires effectuée par l’entremise des régies régionales de la santé.
EM/ANB	207,339	EM/ANB
Responsible for the management and delivery of extra-mural and ambulance services programs within the province.		Assurer la gestion et la prestation des services de santé extra-muraux et des services d’ambulance de la province.
TOTAL	1,868,068	TOTAL

COVID-19 PANDEMIC		PANDÉMIE DE COVID-19
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide funding to support the response and recovery efforts related to the COVID-19 Pandemic.		Pour accorder des fonds afin d’appuyer les efforts de réponse et de relance à la suite de la pandémie de COVID-19.
TOTAL	64,781	TOTAL
TOTAL - DEPARTMENT OF HEALTH	3,070,938	TOTAL - MINISTÈRE DE LA SANTÉ
Less amounts authorized by law	47	Moins crédits autorisés par la loi
TO BE VOTED	3,070,891	À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF HEALTH / MINISTÈRE DE LA SANTÉ
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2021–2022 ESTIMATE / PRÉVISIONS
24,000	29,710	Public Hospitals - Capital Equipment / Hôpitaux publics - Biens d'équipement	25,850
24,000	29,710	TOTAL	25,850

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF HEALTH / MINISTÈRE DE LA SANTÉ
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2021–2022 ESTIMATE / PRÉVISIONS
1,500	2,800	Health Services Liability Protection Plan / Plan de protection de la responsabilité-services de santé	1,500
1,500	2,800	TOTAL	1,500

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES

DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /

MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE

ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2021–2022 ESTIMATE / PRÉVISIONS
16,322	16,322	Technical Safety and Corporate Services Division / Division de la sécurité technique et des services ministériels	15,274
168,329	168,329	Community Safety Division / Division de la sécurité communautaire	173,668
20,302	20,302	Office of the Attorney General / Cabinet du procureur général	21,154
25,859	25,859	Justice Services Division / Division des services à la justice	25,754
10,358	10,358	Legal Aid / Aide juridique	10,354
43,199	43,199	Security and Emergencies Dvision / Division de la sécurité et des urgences	41,799
0	42,000	COVID-19 Pandemic / Pandémie de COVID-19	22,091
284,369	326,369	TOTAL - Gross Ordinary / Compte brute ordinaire	310,094

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /
MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

TECHNICAL SAFETY & CORPORATE SERVICES DIVISION

PROGRAM OBJECTIVES

To provide management support and planning services necessary for the Department to achieve all its objectives and to ensure community safety through the regulation and licencing of liquor, gaming and security industries. To enhance safety by providing fire, electrical, plumbing, elevator and boiler and pressure vessel inspections as well as fire plan reviews and fire reporting and investigations.

PROGRAM COMPONENTS

ADMINISTRATIVE SERVICES — 5,686

Provides management support and advisory services related to human resources, financial services, information systems, facilities and equipment.

PLANNING AND INNOVATION — 697

Supports the refinement and implementation of the department's Integrated Business Planning Cycle that incorporates strategic direction, employee engagement, internal communications, work planning, continuous improvement, performance measurement and an accountability framework.

TECHNICAL INSPECTION SERVICES — 4,531

Regulates the safe design, fabrication, installation and operation of electrical, plumbing, propane, natural and medical gas systems, boilers, pressure vessels, elevating devices and amusement rides.

DIVISION DE LA SÉCURITÉ TECHNIQUE ET DES SERVICES MINISTÉRIELS

OBJECTIFS DU PROGRAMME

Fournir le soutien administratif et les services de planification nécessaires à l’atteinte de tous les objectifs du Ministère et veiller à assurer la sécurité des collectivités par la réglementation et la délivrance de licences et de permis dans les secteurs des alcools, des loteries et de la sécurité. Renforcer la sécurité en procédant à l’inspection des incendies, des installations électriques, de la plomberie, des ascenseurs, des chaudières et des appareils à pression, ainsi qu’à l’examen des plans de sécurité-incendie et à l’établissement de rapports et d’enquêtes sur les incendies.

ÉLÉMENTS DU PROGRAMME

SERVICES ADMINISTRATIFS — 5,686

Fournir du soutien administratif et des services consultatifs relativement aux ressources humaines, aux services financiers, aux systèmes d’information, aux installations et à l’équipement.

PLANIFICATION ET INNOVATION — 697

Soutenir l’amélioration et la mise en œuvre du cycle de planification intégré des activités du Ministère, lequel comprend une orientation stratégique, la mobilisation des employés, la communication interne, la planification du travail, l’amélioration continue, l’évaluation du rendement et le cadre de responsabilisation.

SERVICES D’INSPECTION TECHNIQUE — 4,531

Veiller à la réglementation concernant la conception, la fabrication, la mise en place et le fonctionnement sécuritaires des installations électriques et de plomberie, des installations au gaz propane, naturel et à usage médical, des chaudières, des appareils à pression, des appareils élévateurs et des manèges.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /
MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

TECHNICAL SAFETY & CORPORATE SERVICES DIVISION (continued)		DIVISION DE LA SÉCURITÉ TECHNIQUE ET DES SERVICES MINISTÉRIELS (suite)
GAMING CONTROL BRANCH	2,124	DIRECTION DE LA RÉGLEMENTATION DES JEUX
Licenses and regulates charitable gaming and registers and monitors those who provide casino and video lottery gaming to ensure compliance with the *Gaming Control Act* and ensure the integrity of gaming in New Brunswick. Licenses the liquor and security industries and ensures compliance with legislation.		Veiller à la réglementation et à la délivrance de permis et de licences dans le domaine des loteries et des jeux de bienfaisance, ainsi qu'inscrire et encadrer les fournisseurs de jeux de casino et de jeux de loterie vidéo pour assurer le respect de la *Loi sur la réglementation des jeux* et l'intégrité des jeux au Nouveau-Brunswick. Assurer la délivrance de licences et de permis dans les secteurs des alcools et de la sécurité, et veiller à assurer la conformité à la loi.
OFFICE OF THE FIRE MARSHAL	2,236	BUREAU DU PRÉVÔT DES INCENDIES
Carries out the provision of the *Fire Prevention Act*, delivers fire prevention and protection programs, and works with fire departments, municipalities and partner organizations to promote fire safety.		Veiller à l'application des dispositions de la *Loi sur la prévention des incendies*, voir à la prestation de programmes sur la prévention des incendies et la protection contre les incendies et collaborer avec les services d'incendie, les municipalités et les organismes partenaires afin de promouvoir la sécurité-incendie dans la province.
TOTAL	15,274	TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /
MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

COMMUNITY SAFETY DIVISION

PROGRAM OBJECTIVES

To enhance safety by delivering inspection and enforcement services that make highways, communities and off-road trails safer, administering firearms licencing for individuals and businesses and inspecting shooting ranges, and administering provincial policing standards and policing contracts. To prevent avoidable deaths by investigating all sudden and unexpected deaths. To support the safe and impartial administration of justice by providing court security and detainee security services managing juries and serving and executing court orders. To reduce crime and enhance safety and security providing services to those in conflict with the law, caring for and supervising those remanded or sentenced by the Courts to institutional or community-based sentences and by providing services to victims of crime. To promote road safety through regulation and licencing of drivers and vehicles.

PROGRAM COMPONENTS

ADULT INSTITUTIONAL SERVICES 28,236

Provides institutional-based care and custody services and provision of criminogenic rehabilitation programs and reintegration planning.

COMMUNITY SERVICES 8,528

Works to prevent and reduce crime and victimization through the provision of effective programs for justice-involved persons.

DIVISION DE LA SÉCURITÉ COMMUNAUTAIRE

OBJECTIFS DU PROGRAMME

Améliorer la sécurité en fournissant des services d’inspection et d’application de la loi qui rendent les routes, les communautés et les sentiers hors route plus sûrs, en administrant les permis d’armes à feu pour les particuliers et les entreprises et en inspectant les champs de tir, et en administrant les normes et les contrats de police provinciaux. Prévenir les décès évitables en enquêtant sur tous les décès soudains et inattendus. Soutenir l’administration sûre et impartiale de la justice en assurant la sécurité dans les palais de justice, en fournissant des services de sécurité des détenus, en veillant à la gestion des jurys ainsi qu’à la signification et à l’exécution des ordonnances du tribunal. Réduire la criminalité et renforcer la sûreté et la sécurité en fournissant des services aux personnes qui ont des démêlés avec la justice, en prenant en charge et en surveillant les personnes en détention provisoire ou condamnées par les tribunaux à des peines en établissement ou en milieu communautaire et en fournissant des services aux victimes d’actes criminels. Promouvoir la sécurité routière par la réglementation et l’octroi de permis aux conducteurs et aux véhicules.

ÉLÉMENTS DU PROGRAMME

SERVICES DES ÉTABLISSEMENTS POUR ADULTES

Fournir des services de garde et de détention en établissement, et assurer la prestation de programmes de réhabilitation axés sur les facteurs criminogènes et de services de planification de la réintégration.

SERVICES COMMUNAUTAIRES

Agir pour prévenir et réduire la criminalité et les préjudices subis par les victimes en fournissant des programmes efficaces à l’intention des personnes qui ont des démêlés avec la justice.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /
MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

COMMUNITY SAFETY DIVISION (continued)		DIVISION DE LA SÉCURITÉ COMMUNAUTAIRE (suite)
YOUTH INSTITUTIONAL AND RESIDENTIAL SERVICES	4,095	SERVICES EN ÉTABLISSEMENT ET RÉSIDENTIELS POUR JEUNES
Provides institution and residence-based care and custody services as well as the provision of criminogenic rehabilitation programs and reintegration planning for youth offenders.		Fournir des services de garde et de détention résidentiels et en établissement et assurer la prestation de programmes de réhabilitation axés sur les facteurs criminogènes et la planification de la réintégration des jeunes contrevenants.
CRIME PREVENTION PROGRAM	223	PROGRAMME DE PRÉVENTION DE LA CRIMINALITÉ
Prevents crime and victimization and increases efficiencies by improving crime prevention policy and practice through the development and promotion of evidence-based, cost-effective approaches while fostering collaborative multi-sector partnerships.		Prévenir la criminalité et les préjudices subis par les victimes et accroître l'efficacité en améliorant les politiques et les pratiques de prévention de la criminalité par l'élaboration et la promotion de démarches rentables fondées sur des données probantes tout en encourageant les partenariats multisectoriels de collaboration.
INSPECTION AND ENFORCEMENT SERVICES	18,543	SERVICES D'INSPECTION ET D'APPLICATION DE LA LOI
Provides education, inspection, compliance and enforcement functions under provincial and some federal laws to make our people and communities safer and more secure.		Exercer des fonctions de sensibilisation, d'inspection, de conformité et d'application des lois en vertu de dispositions législatives provinciales et fédérales pour accroître la sûreté et la sécurité de la population et des collectivités.
SHERIFF SERVICES	9,287	SERVICES DES SHÉRIFS
Provides security for all courthouse locations in accordance with the *Court Security Act* , detainees security (transportation, escort and detention supervision), jury management, document service and court orders execution.		Veiller à la sécurité de tous les palais de justice conformément à la *Loi sur la sécurité des tribunaux* , à la sécurité des détenus (transport, escorte et surveillance de la détention), à la gestion des jurys, à la signification des documents et à l'exécution des ordonnances du tribunal.
POLICING CONTRACT MANAGEMENT	95,637	GESTION DES CONTRATS DE POLICE
Administers and oversees the Provincial Police Service Agreement between New Brunswick and Canada to ensure effective and efficient provincial and local policing.		Administrer et superviser l'Entente sur le service de police provincial entre le Nouveau-Brunswick et le Canada afin de garantir l'efficacité et l'efficience des services de police provinciaux et locaux.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /
MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

COMMUNITY SAFETY DIVISION (continued)		DIVISION DE LA SÉCURITÉ COMMUNAUTAIRE (suite)
POLICING STANDARDS	483	NORMES DE POLICE
Prevents and reduces crime and victimization through the establishment of standards for policing services as well as auditing for compliance with these standards.		Prévenir et réduire la criminalité et la victimisation par l'établissement de normes pour les services de police ainsi que par la vérification du respect de ces normes.
CORONER SERVICES	2,296	SERVICES DES CORONERS
Independently investigates all sudden and unexpected deaths and conducts inquests as may be required in the public interest.		Mener des enquêtes indépendantes dans tous les cas de morts soudaines et suspectes et mener des enquêtes dans l'intérêt du public.
MOTOR VEHICLE BRANCH	4,155	DIRECTION DES VÉHICULES À MOTEUR
Protects road and trail users by overseeing licencing and registration of vehicles, drivers, dealers, and inspections stations.		Protéger les usagers de la route et des sentiers en supervisant la délivrance des permis et l'enregistrement des véhicules, des conducteurs, des concessionnaires et des postes de vérification.
FIREARMS OFFICE	846	BUREAU DES ARMES À FEU
Supports safe communities and responsible firearm ownership by controlling the ownership, purchase, movement and use of firearms within New Brunswick through the administration of federal firearms legislation.		Contribuer à la sécurité des collectivités et appuyer la possession responsable d'armes à feu en se chargeant de la gestion des dispositions législatives fédérales sur les armes à feu pour assurer le contrôle de la propriété, de l'achat, du déplacement et de l'utilisation des armes à feu au Nouveau-Brunswick.
POLICY AND OPERATIONS SUPPORT	1,339	SOUTIEN STRATÉGIQUE ET OPÉRATIONNEL
Provides leadership and support in the identification, analysis, and development of program and policy initiatives. Supports legislation development and federal/provincial/territorial relations. Administers the *Right to Information and Protection of Privacy Act* and the *Personal Health Information Privacy and Access Act*.		Assurer un leadership et fournir un soutien pour cerner, évaluer et élaborer des projets de programmes et de politiques; appuyer l'élaboration de dispositions législatives et l'établissement de relations fédérales, provinciales et territoriales; veiller à l'application de la *Loi sur le droit à l'information et la protection de la vie privée* et de la *Loi sur l'accès et la protection en matière de renseignements personnels sur la santé*.
TOTAL	173,668	TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF JUSTICE AND PUBLIC SAFETY / MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

OFFICE OF THE ATTORNEY GENERAL

PROGRAM OBJECTIVES

To promote the impartial administration of justice by enabling the Attorney General to discharge his or her constitutional responsibilities regarding the enforcement of the criminal law, the provision of legal advice and the representation of the Crown in all civil and constitutional matters, as well as the drafting of legislation and regulations.

PROGRAM COMPONENTS

LEGAL SERVICES BRANCH — 4,886

Provides professional legal services to government departments and agencies in the areas of employment and administrative law, corporate, commercial and property law, litigation and other adversarial proceedings before adjudicative bodies, including courts, boards and tribunals, constitutional law and legal opinions on issues and matters related to the ongoing operations of government.

LEGISLATIVE SERVICES BRANCH — 2,875

Provides a central legislative drafting service in both official languages, for all public acts and regulations, to all government departments and agencies; provides advice to the Executive Council on legislative matters; discharges the responsibilities conferred upon the Registrar of Regulations under the *Regulations Act* ; provides legal advice on Cabinet Agenda; revises the Statutes of New Brunswick through the Statute Revision Project; discharges the responsibilities conferred upon the Queen's Printer under the *Queen's Printer Act* .

CABINET DU PROCUREUR GÉNÉRAL

OBJECTIFS DU PROGRAMME

Promouvoir l’administration impartiale de la justice, s’acquitter des responsabilités constitutionnelles du procureur général quant aux poursuites publiques, à la fourniture d’avis juridiques et à la représentation de la Couronne dans tous les domaines civils et constitutionnels, ainsi qu’à la rédaction des lois et règlements.

ÉLÉMENTS DU PROGRAMME

DIRECTION DES SERVICES JURIDIQUES — 4,886

Fournir aux ministères et aux organismes gouvernementaux des services juridiques professionnels dans les domaines du droit administratif et du droit du travail, du droit commercial et du droit des biens, du droit constitutionnel, ainsi que du contentieux et d’autres procédures accusatoires soumises à des organismes d’arbitrage (y compris en cour ou devant des commissions ou des tribunaux administratifs). Fournir en outre des conseils juridiques concernant des questions et des sujets se rapportant aux activités du gouvernement.

DIRECTION DES SERVICES LÉGISLATIFS — 2,875

Fournir un service centralisé de rédaction des lois et des règlements publics dans les deux langues officielles à tous les ministères et organismes gouvernementaux; donner des conseils au Conseil exécutif sur les questions législatives; assumer les responsabilités du Registraire des règlements en vertu de la *Loi sur les règlements* ; fournir des avis juridiques sur les questions à l’ordre du jour du Cabinet; revoir les lois du Nouveau-Brunswick dans le cadre du Projet de révision des lois; et s’acquitter des fonctions d’Imprimeur de la Reine conformément à la *Loi sur l’Imprimeur de la Reine* .

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /
MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

OFFICE OF THE ATTORNEY GENERAL (continued)		CABINET DU PROCUREUR GÉNÉRAL (suite)
FAMILY CROWN SERVICES	2,709	SERVICES DES PROCUREURS DE LA COURONNE À LA FAMILLE
Provides professional legal services, including litigation and legal opinions to the Department of Social Development and to the Director of Support Enforcement in the area of family law and acts as designate and agent of the Attorney General under specific federal and provincial legislation and international treaties in the areas of family law and the civil aspects of international child abduction.		Fournir des services juridiques professionnels, dont les litiges et les avis juridiques, au ministère du Développement social et au directeur de l’exécution des ordonnances de soutien dans les affaires liées au droit de la famille, et remplir la fonction de remplaçant désigné et de représentant du procureur général en vertu de certaines lois fédérales et provinciales et de traités internationaux quant aux questions relevant du droit de la famille et aux aspects civils de l’enlèvement international d’enfants.
PUBLIC PROSECUTION SERVICES	10,684	SERVICES DES POURSUITES PUBLIQUES
Ensures that laws enacted for the protection of all citizens are respected and enforced by providing independent, effective and impartial prosecution services. With the decision to continue or terminate a prosecution, the crown prosecutors exercise broad discretion in the public interest.		Veiller à ce que les lois promulguées pour la protection des citoyens soient respectées et mises en application en fournissant des services de poursuite indépendants, efficaces et impartiaux. Dans la prise de la décision de maintenir une poursuite ou d’y mettre fin, les procureurs de la Couronne sont investis d’un pouvoir d’appréciation étendu qu’ils exercent dans l’intérêt public.
TOTAL	21,154	TOTAL

JUSTICE SERVICES DIVISION / DIVISION DES SERVICES À LA JUSTICE

PROGRAM OBJECTIVES

To deliver a transparent and unbiased justice system to the public, and provide legal support services, administrative services, security services and operational services to the public while supporting the Judiciary in carrying out their mandate in delivering expeditious access to justice.

OBJECTIFS DU PROGRAMME

Offrir au public un système judiciaire transparent et impartial ainsi que des services d’aide juridique, des services administratifs, des services de sécurité et des services opérationnels tout en appuyant la magistrature dans l’exécution de son mandat de fournir un accès rapide à la justice.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /
MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

JUSTICE SERVICES DIVISION (continued)

PROGRAM COMPONENTS

COURT SERVICES — 8,025

Supports the New Brunswick court system (Court of Queen's Bench, Small Claims Court, Probate Court, Bankruptcy and Insolvency Division, Criminal Court and Youth Justice Court) by providing court attendance, order production, case file management, registry services and other administrative services in support of the Judiciary and the public. Delivers specialized initiatives, including the Healing to Wellness Court, Domestic Violence Court, Family Case Management, Family Law Information Center, Mental Health Docket, Intimate Partner Violence Intervention and the Case Management Triage Officer.

JUDICIARY — 8,424

Provides salaries and benefits for provincially appointed judges who preside over the criminal court of first instance, as well as other related items in respect of both the federally and provincially appointed judiciary.

OFFICE OF THE REGISTRAR — 1,640

Supports the Court of Appeal and its judiciary by providing guidance to the public and lawyers. Serves as the registry for New Brunswick for all bankruptcies and divorces, processes inter-jurisdictional applications for the establishment of variation of family support orders and processes all New Brunswick adoptions.

DIVISION DES SERVICES À LA JUSTICE (suite)

ÉLÉMENTS DU PROGRAMME

DIRECTION DES SERVICES DES TRIBUNAUX — 8,025

Appuyer le fonctionnement de l'appareil judiciaire du Nouveau-Brunswick (Cour du Banc de la Reine, Cour des petites créances, Cour des successions, Division de la faillite et de l'insolvabilité, Cour provinciale et Tribunal pour adolescents) en offrant des services de préposés aux tribunaux, de production d'ordonnances, de gestion des dossiers et de greffe, ainsi que d'autres services administratifs à l'appui du système judiciaire et du public. Mettre en œuvre des initiatives spécialisées, notamment le tribunal du mieux-être, le tribunal des chargés des causes de violence conjugale, la gestion des dossiers de droit de la famille, le centre d'information sur le droit de la famille, le tribunal de la santé mentale, l'intervention en matière de violence entre partenaires intimes, et le système du triage pour la gestion des causes.

MAGISTRATURE — 8,424

Fournir les traitements et les avantages sociaux des juges nommés par le gouvernement provincial qui président les tribunaux pénaux de première instance, de même que d'autres articles connexes, aux membres de la magistrature nommés par les gouvernements fédéral et provincial.

BUREAU DU REGISTRAIRE — 1,640

Soutenir la Cour d'appel et son appareil judiciaire en fournissant des conseils au public et aux avocats, tenir un registre de l'ensemble des faillites et des divorces au Nouveau-Brunswick, traiter les demandes intergouvernementales d'établissement ou de modification d'ordonnances de soutien familial et s'occuper de tous les dossiers d'adoption au Nouveau-Brunswick.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /
MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

JUSTICE SERVICES DIVISION (continued)		DIVISION DES SERVICES À LA JUSTICE (suite)
JUSTICE REGIONAL ADMINISTRATION AND SUPPORT	4,450	ADMINISTRATION RÉGIONALE ET SOUTIEN DES SERVICES À LA JUSTICE
Provides strategic services and operational support to court and Justice Services Division operations.		Fournir des services stratégiques et un soutien opérationnel aux activités des tribunaux et de la Division des services à la justice.
OFFICE OF SUPPORT ENFORCEMENT	2,213	BUREAU DE L'EXÉCUTION DES ORDONNANCES DE SOUTIEN
Enforces family support provisions (Child and Spousal Support Payments) in court orders and agreements in accordance with the *Support Enforcement Act* and the *Divorce Act* by using progressive enforcement actions to ensure compliance.		Veiller à l'application des dispositions de soutien familial (prestations de soutien au conjoint et aux enfants) des ordonnances des tribunaux et des ententes judiciaires conformément à la *Loi sur l'exécution des ordonnances de soutien* et à la *Loi sur le divorce* au moyen de mesures progressives d'application de la loi visant la conformité des décisions.
HEARING OFFICERS	1,002	AGENTS D'AUDIENCE
Provides a variety of quasi-judicial hearings, including Small Claims Adjudication, Family Case Management Hearings and conducts Emergency Intervention Order Hearings.		Assurer la tenue de diverses audiences quasi judiciaires, notamment les audiences d'arbitrage de la Cour des petites créances, les audiences de gestion des dossiers en droit de la famille et les audiences relatives aux ordonnances d'intervention d'urgence.
TOTAL	25,754	TOTAL

LEGAL AID		AIDE JURIDIQUE
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
Provides criminal and domestic legal aid services, and Public Trustee Services through the New Brunswick Legal Aid Services Commission.		Fournir des services d'aide juridique en matière de droit pénal et de droit de la famille, ainsi que des services de curateur public par le truchement de la Commission des services d'aide juridique du Nouveau-Brunswick.
TOTAL	10,354	TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF JUSTICE AND PUBLIC SAFETY / MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

SECURITY AND EMERGENCIES DIVISION

PROGRAM OBJECTIVES

To ensure a safe and secure society by providing coordination, policy advice and services regarding 911, emergency management and public security in partnership with stakeholders and partners.

PROGRAM COMPONENTS

Component	
OFFICE OF THE PROVINCIAL SECURITY ADVISOR	943
EMERGENCY MEASURES ORGANIZATION	3,234
DISASTER FINANCIAL ASSISTANCE PROGRAM	37,622
TOTAL	41,799

OFFICE OF THE PROVINCIAL SECURITY ADVISOR — 943

Responsible for the provision of security advice and services to Government and internal / external stakeholders in order to reduce threats and risks to services, networks, critical infrastructure (CI), assets and persons critical to New Brunswick's security, safety and economy, from deliberate, accidental and natural acts or events.

EMERGENCY MEASURES ORGANIZATION — 3,234

Provides advice, training and service coordination in planning for, responding to and recovering from emergency events.

DISASTER FINANCIAL ASSISTANCE PROGRAM — 37,622

Provides a mechanism for government to assist property owners, small businesses and municipalities with uninsurable losses caused by disasters.

TOTAL — 41,799

DIVISION DE LA SÉCURITÉ ET DES URGENCES

OBJECTIFS DU PROGRAMME

Veiller à la sécurité et à la sûreté de la société en fournissant des services de coordination et de conseil stratégique ainsi que des services concernant le 911, la gestion des urgences et la sécurité publique en partenariat avec les intervenants et les partenaires.

ÉLÉMENTS DU PROGRAMME

BUREAU DU CONSEILLER PROVINCIAL EN MATIÈRE DE SÉCURITÉ

Fournir au gouvernement et à des intervenants internes et externes des services et avis en matière de sécurité visant à réduire les menaces et les risques que des actes ou événements délibérés, accidentels ou naturels peuvent faire peser sur les services, les réseaux, les infrastructures essentielles ainsi que les personnes et les biens essentiels à la sécurité, à la sûreté et à l’économie du Nouveau-Brunswick.

ORGANISATION DES MESURES D’URGENCE

Fournir des conseils, de la formation et une coordination des services en matière de planification, d’intervention et de rétablissement en cas d’urgence.

PROGRAMME D’AIDE FINANCIÈRE EN CAS DE CATASTROPHE

Fournir un mécanisme permettant au gouvernement d’aider les propriétaires de biens, les petites entreprises et les municipalités à surmonter les pertes non assurables causées par les catastrophes.

TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /
MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

COVID-19 PANDEMIC / PANDÉMIE DE COVID-19

PROGRAM OBJECTIVES

To provide funding to support the response and recovery efforts related to the COVID-19 Pandemic.

OBJECTIFS DU PROGRAMME

Pour accorder des fonds afin d'appuyer les efforts de réponse et de relance à la suite de la pandémie de COVID-19.

TOTAL	22,091	TOTAL
TOTAL - DEPARTMENT OF JUSTICE AND PUBLIC SAFETY	310,094	TOTAL - MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
Less amounts authorized by law	47	Moins crédits autorisés par la loi
TO BE VOTED	310,047	A VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /
MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2021–2022 ESTIMATE / PRÉVISIONS
150	150	Provincial Proceeds of Crime / Unité provinciale des produits de la criminalité	150
449	575	Canadian Family Justice Fund / Fonds canadien de justice familiale	513
2,552	2,672	Municipal Police Assistance Account / Compte d'aide aux services de police municipaux	2,660
290	290	Suspended Driver - Impaired Driving Re-education Program / Programme de réhabilitation des conducteurs ayant perdu leur permis pour conduite avec les facultés affaiblies	290
207	207	National Safety Code Agreement / Entente concernant le Code national de sécurité	207
1,799	2,005	Victim Services Account / Compte pour les services aux victimes	1,377
7,510	6,813	NB 911 Service Fund / Fonds pour le service d'urgence NB 911	7,592
1,157	1,157	Crime Prevention / Prévention de la criminalité	1,346
14,114	13,869	TOTAL	14,135

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES

LEGISLATIVE ASSEMBLY / ASSEMBLÉE LÉGISLATIVE

ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2021–2022 ESTIMATE / PRÉVISIONS
9,137	8,437	Members' Allowances, Committees and Operations / Indemnités des députés, comités et activités	9,137
3,740	3,740	Office of the Legislative Assembly / Bureau de l'Assemblée législative	3,799
3,322	3,122	Office of the Auditor General / Bureau du vérificateur général	3,377
2,184	2,184	Offices of Leaders and Members of Registered Political Parties / Bureaux des chefs et des membres des partis politiques enregistrés	2,234
9,110	18,110	Elections New Brunswick / Élections Nouveau-Brunswick	9,330
1,487	1,487	Office of the Ombud / Bureau de l'ombud	1,712
1,290	1,290	Office of the Child,Youth and Senior Advocate / Bureau du défenseur des enfants, des jeunes et des aînés	1,307
718	718	Office of the Commissioner of Official Languages / Bureau du commissaire aux langues officielles	729
493	493	Office of the Consumer Advocate for Insurance / Bureau du défenseur du consommateur en matière d'assurances	500
320	320	Office of the Integrity Commissioner / Bureau du commissaire à l'intégrité	369
31,801	39,901	TOTAL - Gross Ordinary / Compte brute ordinaire	32,494

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
LEGISLATIVE ASSEMBLY / ASSEMBLÉE LÉGISLATIVE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

MEMBERS' ALLOWANCES, COMMITTEES AND OPERATIONS		INDEMNITÉS DES DÉPUTÉS, COMITÉS ET ACTIVITÉS
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide funding for the operation of the Legislative Assembly, including Committees, and for the salaries, annual indemnities, annual expense allowances and expenses for Members of the Legislative Assembly and Committees of the Legislative Assembly.		Assurer le financement des activités de l'Assemblée législative, y compris les comités, des salaires, des indemnités annuelles, des allocations annuelles pour dépenses et des dépenses des parlementaires et des membres des comités de l'Assemblée législative.
PROGRAM COMPONENTS		**ÉLÉMENTS DU PROGRAMME**
ALLOWANCES TO MEMBERS	8,906	INDEMNITÉS DES DÉPUTÉS
Provide for the operations of the Legislative Assembly, including Committees, and for salaries, annual indemnities, annual expense allowances and expenses as set out in Schedule "A" of the *Legislative Assembly Act.*		Couvrir le fonctionnement de l'Assemblée législative, y compris les comités, et le versement des traitements, des indemnités annuelles, des allocations de dépenses annuelles et des dépenses prévues dans l'annexe A de la *Loi sur l'Assemblée législative.*
LEGISLATIVE COMMITTEES	231	COMITÉS DE L'ASSEMBLÉE LÉGISLATIVE
Provide funding for various Standing and Select Committees of the Legislative Assembly.		Assurer le financement des divers comités permanents et spéciaux de l'Assemblée législative.
TOTAL	9,137	TOTAL
Less amounts authorized by law	4,272	Moins crédits autorisés par la loi
TO BE VOTED	4,865	À VOTER

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
LEGISLATIVE ASSEMBLY / ASSEMBLÉE LÉGISLATIVE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

OFFICE OF THE LEGISLATIVE ASSEMBLY

PROGRAM OBJECTIVES

To provide administrative support services for the Legislative Assembly including the Speaker, the Members of the Legislative Assembly and their staff.

PROGRAM COMPONENTS

HANSARD OFFICE — 617

Responsible for the production of the Journal of Debates (Hansard).

DEBATES TRANSLATION — 753

Provide translation services to the Legislative Assembly and its Committees.

CLERK'S OFFICE — 1,831

Provide procedural and administrative support services to the Assembly and Committees, financial, human resource, technology and security services for the Office of the Speaker, Members of the Legislative Assembly and all branches of the Legislative Assembly Office.

BUREAU DE L'ASSEMBLÉE LÉGISLATIVE

OBJECTIFS DU PROGRAMME

Fournir des services de soutien administratif pour l'Assemblée législative, notamment le président ou la présidente ainsi que les députés et leur personnel.

ÉLÉMENTS DU PROGRAMME

BUREAU DU HANSARD

Assurer la rédaction du Journal des débates (hansard).

TRADUCTION DES DÉBATS

Fournir des services de traduction pour l'Assemblée législative et ses comités.

BUREAU DU GREFFIER

Conseiller l'Assemblée législative et les comités en matière de procédure et leur assurer des services de soutien administratif, assurer des services liées aux finances, aux ressources humaines, à la technologie et à la sécurité au Cabinet du président, aux députés, ainsi qu'à toutes les sections du Bureau de l'Assemblée législative.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
LEGISLATIVE ASSEMBLY / ASSEMBLÉE LÉGISLATIVE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

OFFICE OF THE LEGISLATIVE ASSEMBLY (continued)		BUREAU DE L'ASSEMBLÉE LÉGISLATIVE (suite)
LEGISLATIVE LIBRARY	598	BIBLIOTHÈQUE DE L'ASSEMBLÉE LÉGISLATIVE
Operate primarily for the use of the Members of the Legislative Assembly and their staff by providing access to information and resources in order that the Members may better serve the people of New Brunswick.		Être au service principalement des députés et de leur personnel en leur donnant accès à de l'information et à des ressources leur permettant de mieux servir la population du Nouveau-Brunswick.
TOTAL	3,799	TOTAL
TO BE VOTED	3,799	À VOTER

OFFICE OF THE AUDITOR GENERAL		BUREAU DU VÉRIFICATEUR GÉNÉRAL
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To audit the accounts of the Province of New Brunswick and certain Crown agencies on behalf of the Legislative Assembly. To report annually to the Legislative Assembly, matters of significance, including observed instances where money has been expended without due regard to economy and efficiency, or where appropriate and satisfactory procedures have not been established to measure and report on the effectiveness of programs.		Vérifier les comptes de la province du Nouveau-Brunswick et de certains organismes de la Couronne au nom de l'Assemblée législative. Faire rapport annuellement des faits significatifs à l'Assemblée législative, y compris les cas où des sommes ont été dépensées sans considération pour l'économie ou l'efficience, ou lorsque des procédures appropriées et satisfaisantes n'ont pas été établies pour mesurer l'efficacité des programmes et en faire rapport.
TOTAL	3,377	TOTAL
TO BE VOTED	3,377	À VOTER

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
LEGISLATIVE ASSEMBLY / ASSEMBLÉE LÉGISLATIVE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

OFFICES OF LEADERS AND MEMBERS OF REGISTERED POLITICAL PARTIES

PROGRAM OBJECTIVES

To provide funding for Members who are Leaders of Registered Political Parties, and to provide funding for secretarial and research staff to Members of the Legislative Assembly, in accordance with the *Legislative Assembly Act.*

PROGRAM COMPONENTS

OFFICE OF GOVERNMENT MEMBERS — 640

Provide secretarial and other assistance incidental to the performance of the duties of the members.

Program for Members	640

OFFICE OF THE OFFICIAL OPPOSITION — 950

Provide salary and an expense allowance for the Leader. Provide secretarial and other assistance incidental to the performance of duties of the members.

Leader	515
Program for Members	435

OFFICE OF THE PEOPLE'S ALLIANCE CAUCUS — 309

Provide salary and an expense allowance for the Leader. Provide secretarial and other assistance incidental to the performance of duties of the members.

Leader	255
Program for Members	54

BUREAUX DES CHEFS ET DES MEMBRES DES PARTIS POLITIQUES ENREGISTRÉS

OBJECTIFS DU PROGRAMME

Assurer un financement pour les députés provinciaux qui sont chefs d'un parti politique enregistré ainsi que pour le personnel de secrétariat et de recherche pour les députés, conformément à la *Loi sur l'Assemblée législative.*

ÉLÉMENTS DU PROGRAMME

BUREAU DES DÉPUTÉS DU GOUVERNEMENT

Fournir de l'aide en matière de secrétariat et autre relativement à l'exercice des fonctions des députés.

Programme pour les députés	640

BUREAU DE L'OPPOSITION OFFICIELLE

Fournir un traitement et une allocation de dépenses au chef. Fournir de l'aide en matière de secrétariat et autre relativement à l'exercice des fonctions des députés.

Chef	515
Programme pour les députés	435

BUREAU DU CAUCUS DE L’ALLIANCE DES GENS

Fournir un traitement et une indemnité pour dépenses au chef. Fournir de l’aide en matière de secrétariat et d’autre aide relativement à l’exercice des fonctions des députés.

Chef	255
Programme pour les députés	54

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
LEGISLATIVE ASSEMBLY / ASSEMBLÉE LÉGISLATIVE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

OFFICES OF LEADERS AND MEMBERS OF REGISTERED POLITICAL PARTIES (continued)

OFFICE OF THE GREEN CAUCUS		335	

Provide salary and an expense allowance for the Leader. Provide secretarial and other assistance incidental to the performance of duties of the members.

Leader	255	
Program for Members	80	
TOTAL		2,234
Less amounts authorized by law		95
TO BE VOTED		2,139

ELECTIONS NEW BRUNSWICK

PROGRAM OBJECTIVES

Elections New Brunswick is a non partisan office headed by the Chief Electoral Officer. Its mandate is:

– to supervise and administer the conduct of all provincial, municipal, rural community, district education council and regional health authority elections, plebiscites and referendums held in the province; and

– to administer and monitor compliance with the *Elections Act, Municipal Elections Act,* and *Political Process Financing Act* by election officers, candidates, registered political parties, registered district associations, official agents, and third parties.

PROGRAM COMPONENTS

GENERAL OPERATIONS	8,662

To fulfill the mandate of Elections New Brunswick.

BUREAUX DES CHEFS ET DES MEMBRES DES PARTIS POLITIQUES ENREGISTRÉS (suite)

BUREAU DU CAUCUS DU PARTI VERT

Fournir un traitement et une indemnité pour dépenses au chef. Fournir de l’aide en matière de secrétariat et d’autre aide relativement à l’exercice des fonctions des députés.

Chef	255
Programme pour les députés	80

TOTAL

Moins crédits autorisés par la loi

À VOTER

ÉLECTIONS NOUVEAU-BRUNSWICK

OBJECTIFS DU PROGRAMME

Élections Nouveau-Brunswick est un bureau non partisan dirigé par le directeur général des élections. Son mandat est:

– de superviser et d'administrer le déroulement de toutes les élections provinciales, municipales, de communautés rurales, de conseils d’éducation de district, de régies régionales de la santé, de plébiscites et de référendums tenus dans la province; et

– d'administrer et de surveiller la conformité avec la *Loi électorale* , la *Loi sur les élections municipales* , et la *Loi sur le financement de l’activité politique* par les membres du personnel électoral, les candidats, les partis politiques enregistrés, les associations de circonscription enregistrées, les agents officiels, et les tiers.

ÉLÉMENTS DU PROGRAMME

FONCTIONNEMENT GÉNÉRAL

Pour remplir le mandat d'Élections Nouveau-Brunswick.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME

LEGISLATIVE ASSEMBLY / ASSEMBLÉE LÉGISLATIVE

ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

ELECTIONS NEW BRUNSWICK (continued)		ÉLECTIONS NOUVEAU-BRUNSWICK (suite)
LEGISLATIVE PAYMENTS TO REGISTERED POLITICAL PARTIES	668	PAIEMENTS LÉGISLATIFS AUX PARTIS POLITIQUES ENREGISTRÉS
To support the activities of registered political parties and reimburse the audit fees associated with their annual financial returns.		Pour soutenir les activités des partis politiques enregistrés et rembourser les honoraires de vérification associés à leurs rapports financiers annuels.
TOTAL	9,330	TOTAL
TO BE VOTED	9,330	À VOTER

OFFICE OF THE OMBUD		BUREAU DE L'OMBUD
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To investigate complaints under the *Ombud Act* against government departments, Crown corporations, municipalities, school districts or regional health authorities.		Mener des enquêtes conformément à la *Loi sur L'Ombud* relativement aux plaintes déposées contre les Ministères, les sociétés de la Couronne, les municipalités, les districts scolaires ou les réseaux de la santé.
To administer the *Right to Information and Protection of Privacy Act* and the *Personal Health Information Privacy and Access Act* for the Province of New Brunswick, including to inform the public about the legislation, to receive inquiries and provide assistance, to provide an independent review and resolution of complaints in matters of requests for access and matters of breach of privacy, to conduct investigations, to promote best practices, to conduct audits, and to make recommendations.		Appliquer au nom de la province la *Loi sur le droit à l'information et la protection de la vie privée* et la *Loi sur l'accès et la protection en matière de renseignements personnels sur la santé*, y compris renseigner le public au sujet des lois, recevoir les demandes de renseignements, fournir de l'aide, assurer l'exercice de recours indépendant, arriver à un règlement des plaintes ayant trait aux demandes de communication et aux atteintes à la vie privée, procéder à des enquêtes, promouvoir les meilleures pratiques, procéder à des vérifications et formuler des recommandations.
To investigate disclosure of wrongdoing under the *Public Interest Disclosure Act.*		Mener des enquêtes relatives à la divulgation d'actes répréhensibles conformément à la *Loi sur les divulgations faites dans l'intérêt public.*
To investigate appointments made due to favoritism under the *Civil Service Act.*		Mener des enquêtes relatives aux nominations faite par favoritisme conformément à la *Loi sur la Fonction publique.*
To review decisions from the Provincial Archivist pursuant to the *Archives Act.*		Revoir les décisions de l'archiviste provincial conformément à la *Loi sur les archives.*
TOTAL	1,712	TOTAL
TO BE VOTED	1,712	À VOTER

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
LEGISLATIVE ASSEMBLY / ASSEMBLÉE LÉGISLATIVE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

OFFICE OF THE CHILD, YOUTH AND SENIOR ADVOCATE

PROGRAM OBJECTIVES

To advocate for the rights and interests of children, youths, seniors and adults under protection generally and to ensure that the views of children, youths, seniors and adults under protection are heard and considered.

To ensure that children, youths, seniors and adults under protection have access to the services to which they are entitled and that their complaints respecting such services receive appropriate attention.

To provide information and advice about the availability, effectiveness, responsiveness and relevance of government assistance to and benefits for children, youths, seniors and adults under protection.

BUREAU DU DÉFENSEUR DES ENFANTS, DES JEUNES ET DES AÎNÉS

OBJECTIFS DU PROGRAMME

Défendre les droits et les intérêts des enfants, des jeunes, des aînés et des adultes sous protection, de façon générale, et s’assurer que les opinions des enfants, des jeunes, des aînés et des adultes sous protection sont entendues et prises en considération.

Veiller à ce que les enfants, les jeunes, les aînés et les adultes sous protection aient accès aux services auxquels ils ont droit et que leurs plaintes à l’égard de ces services reçoivent l’attention voulue.

Fournir de l’information et des conseils au sujet de l’accessibilité, de l’efficacité, de la souplesse et de la pertinence de l’aide et des avantages qu’assure le gouvernement aux enfants, aux jeunes, aux aînés et aux adultes sous protection.

TOTAL	1,307	TOTAL
TO BE VOTED	1,307	À VOTER

OFFICE OF THE COMMISSIONER OF OFFICIAL LANGUAGES

PROGRAM OBJECTIVES

To investigate, report on and make recommendations with regard to compliance with the *Official Languages Act*, and to promote the advancement of both official languages in the Province of New Brunswick.

BUREAU DU COMMISSAIRE AUX LANGUES OFFICIELLES

OBJECTIFS DU PROGRAMME

Mener des enquêtes, produire des rapports et formuler des recommendations relativement à la conformité à la *Loi sur les langues officielles*, et promouvoir l'avancement des deux langues officielles au Nouveau-Brunswick.

TOTAL	729	TOTAL
TO BE VOTED	729	À VOTER

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
LEGISLATIVE ASSEMBLY / ASSEMBLÉE LÉGISLATIVE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

OFFICE OF THE CONSUMER ADVOCATE FOR INSURANCE

PROGRAM OBJECTIVES

To examine the underwriting practices and guidelines of insurers, brokers and agents, and report the use of any prohibited underwriting practices to the Superintendent; to conduct investigations in relation to insurers, brokers and agents concerning the premiums charged for contracts of insurance and the availability of contracts of insurance; to respond to requests for information with respect to insurance; to develop and conduct educational programs and carry out insurance related tasks or investigations as directed by the Legislative Assembly.

BUREAU DU DÉFENSEUR DU CONSOMMATEUR EN MATIÈRE D'ASSURANCES

OBJECTIFS DU PROGRAMME

Passer en revue les lignes directrices et les pratiques de souscription des assureurs, des courtiers et des agents et faire rapport de toute pratique interdite de souscription au surintendant; procéder à des enquêtes sur les assureurs, courtiers et agents concernant les primes facturées pour les contrats d'assurances et la disponibilité des contrats d'assurances; répondre aux demandes de renseignements concernant les assurances; élaborer et diriger des programmes d'éducation et accomplir toute autre tâche ou enquête concernant les assurances qui lui est prescrite par l'Assemblée législative.

TOTAL	500	TOTAL
TO BE VOTED	500	À VOTER

OFFICE OF THE INTEGRITY COMMISSIONER

PROGRAM OBJECTIVES

The Office is responsible for:

- administering the *Members' Conflict of Interest Act* as it applies to members and former members of the Legislative Assembly and members and former members of the Executive Council;

- administering the *Lobbyists' Registration Act* to ensure transparency and accountability in the lobbying of public office holders; and

- administering the *Conflict of Interest Act* as it applies to executive staff members, Deputy Ministers and heads of Crown corporations.

BUREAU DU COMMISSAIRE À L'INTÉGRITÉ

OBJECTIFS DU PROGRAMME

Le bureau a les responsabilités suivantes :

- appliquer la *Loi sur les conflits d'intérêts des membres*, laquelle vise les membres actuels et les anciens membres de l'Assemblée législative et du Conseil exécutif;

- appliquer la *Loi sur l'inscription des lobbyistes* afin d'assurer la transparence et la reddition de comptes dans les activités de lobbyisme auprès des titulaires de charge publique; et

- appliquer la *Loi sur les conflits d'intérêts*, laquelle vise les adjoints ministériels, les sous-ministres et les présidents de sociétés de la Couronne.

TOTAL	369	TOTAL
TO BE VOTED	369	À VOTER
TOTAL - LEGISLATIVE ASSEMBLY	32,494	TOTAL - ASSEMBLÉE LÉGISLATIVE

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES

DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT /
MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE

ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2021–2022 ESTIMATE / PRÉVISIONS
8,049	8,049	Administration / Administration	8,186
79,860	81,460	Natural Resources / Ressources naturelles	84,424
5,402	5,402	Energy and Mines / Énergie et mines	5,636
2,974	2,974	Land Management / Aménagement des terres	3,038
96,285	97,885	TOTAL - Gross Ordinary / Compte brute ordinaire	101,284

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT /
MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

ADMINISTRATION

PROGRAM OBJECTIVES

To provide management and administrative support for programs and activities of the Department of Natural Resources and Energy Development and the Department of Agriculture, Aquaculture and Fisheries.

PROGRAM COMPONENT

EXECUTIVE ADMINISTRATION	849	ADMINISTRATION GÉNÉRALE
Provide executive management and strategic policy direction.		Assurer une gestion supérieure et une orientation stratégique.
CORPORATE SERVICES	7,337	SERVICES GÉNÉRAUX
Provide support in the areas of finance, accounting, human resources, information systems, facilities management, policy and planning.		Assurer un soutien dans les domaines de la finance, comptabilité, ressources humaines, systèmes d'information, la gestion des installations, de politiques et planification.
TOTAL	8,186	TOTAL

ADMINISTRATION

OBJECTIFS DU PROGRAMME

Fournir un soutien de gestion et d'administration en ce qui concerne les programmes et activités du ministère des Ressources naturelles et Développement de l’énergie et du ministère de l'Agriculture, aquaculture et pêches.

ÉLÉMENT DU PROGRAMME

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT /
MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

NATURAL RESOURCES

PROGRAM OBJECTIVES

To support, manage and protect the forest and fish and wildlife of New Brunswick.

PROGRAM COMPONENTS

FOREST MANAGEMENT		55,253
Support and manage provincial timber resources and facilitate silviculture activities on both Crown and private land.		
Forest Management Activities	33,035	
First Nations Royalties	2,800	
Crown License Operations	19,418	
FOREST PROTECTION		10,404
Protect the timber resource from fire, insect and disease.		
FISH AND WILDLIFE MANAGEMENT		3,151
Maintain fish and wildlife populations. Manage hunting, trapping and angling activities.		
REGIONAL OPERATIONS		15,616
Operational program delivery in the regions and districts.		
TOTAL		84,424

RESSOURCES NATURELLES

OBJECTIFS DU PROGRAMME

Soutenir, gérer et protéger les forêts et les peuplements de poisson et de faune du Nouveau-Brunswick.

ÉLÉMENTS DU PROGRAMME

AMÉNAGEMENT FORESTIER	
Soutenir et gérer les ressources en bois de la province et faciliter les activités de sylviculture sur les terres de la Couronne et les terres privées.	
Activités d'aménagement forestier	33 035
Redevances - Premières Nations	2 800
Activités liées aux permis de coupe	19 418
PROTECTION DES FORÊTS	
Protéger les ressources en bois contre les incendies, les insectes et les maladies.	
AMÉNAGEMENT DES PEUPLEMENTS DE POISSONS ET DE FAUNE	
Maintenir les peuplements de poissons et de faune. Gérer les activités de chasse, de piégeage et de pêche à la ligne.	
OPÉRATIONS RÉGIONALES	
Prestation des programmes opérationnels dans les régions et les districts.	
TOTAL	

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT /
MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

ENERGY AND MINES		ÉNERGIE ET MINES
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
Development and management of energy and mineral resources of the province.		Développement et gestion des ressources énergétiques et minérales de la province.
PROGRAM COMPONENTS		**ÉLÉMENTS DU PROGRAMME**
ENERGY	680	ÉNERGIE
Provide support in the area of energy efficiency and sustainability, electricity, and petroleum and natural gas.		Fournir un soutien dans les domaines de l'efficacité et la durabilité énergétiques, l'électricité ainsi que le pétrole et le gaz naturel.
RESOURCE EXPLORATION, DEVELOPMENT AND MANAGEMENT	4,956	EXPLORATION, MISE EN VALEUR ET GESTION DES RESSOURCES
Provide support in the area of geology, exploration and resource development, promotion and related information services.		Fournir un soutien dans les domaines de géologie, exploration et développement des ressources, promotion et services d'information reliés.
TOTAL	5,636	TOTAL
LAND MANAGEMENT		AMÉNAGEMENT DES TERRES
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To ensure the effective management of Crown Lands and natural areas.		Assurer l’aménagement efficace des terres de la Couronne et des aires naturelles.
PROGRAM COMPONENT		**ÉLÉMENT DU PROGRAMME**
CROWN LAND MANAGEMENT		GESTION DES TERRES DE LA COURONNE
Manage the province’s Crown land resource, natural areas and parks.		Gérer les ressources des terres de la Couronne du gouvernement provincial, les espaces naturels, et les parcs.
TOTAL	3,038	TOTAL
TOTAL - DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT	101,284	TOTAL - MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE
Less amounts authorized by law	47	Moins crédits autorisés par la loi
TO BE VOTED	101,237	A VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT /
MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2021–2022 ESTIMATE / PRÉVISIONS
1,150	0	Mine Reclamation / Remise en état de mines………………….	250
3,628	1,000	Musquash Watershed Infrastructure - Capital Improvements / Bassin hydrographique Musquash - Améliorations des biens immobiliers………………………………………………………	3,100
750	750	Sentier NB Trail Intrastructure / Infrastructure du Sentier NB Trail…………………………………………………………	750
5,528	1,750	TOTAL……………………...……………………………………	4,100

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT /
MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2021–2022 ESTIMATE / PRÉVISIONS
1,700	1,400	Wildlife Trust Fund / Fonds en fiducie pour la faune…………	1,400
4,545	4,545	Recoverable Projects / Projets à frais recouvrables…………….	1,577
1,400	1,700	Trail Management Trust Fund / Fonds en fiducie pour la gestion des sentiers………………………………………………	1,700
7,645	7,645	TOTAL…………………….....……………………………………	4,677

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES

OFFICE OF THE PREMIER / CABINET DU PREMIER MINISTRE

ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2021–2022 ESTIMATE / PRÉVISIONS
1,492	1,452	Administration / Administration	1,507
1,492	1,452	TOTAL - Gross Ordinary / Compte brute ordinaire	1,507

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
OFFICE OF THE PREMIER / CABINET DU PREMIER MINISTRE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

ADMINISTRATION		ADMINISTRATION
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide administrative support for the operation of the Office of the Premier.		Assurer le soutien administratif nécessaire au fonctionnement du Cabinet du premier ministre.
TOTAL	1,507	TOTAL
TOTAL - OFFICE OF THE PREMIER	1,507	TOTAL - CABINET DU PREMIER MINISTRE
Less amounts authorized by law	67	Moins crédits autorisés par la loi
TO BE VOTED	1,440	À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES

OPPORTUNITIES NEW BRUNSWICK / OPPORTUNITÉS NOUVEAU-BRUNSWICK

ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2021–2022 ESTIMATE / PRÉVISIONS
13,624	12,409	Administration and Business Development Services / Administration et Services de développement des entreprises.....	14,384
25,000	17,300	Financial Assistance / Aide financière..............................	25,000
8,586	7,342	Population Growth / Croissance démographique.................	8,628
0	7,715	COVID-19 Pandemic / Pandémie de COVID-19.................	5,000
47,210	44,766	TOTAL - Gross Ordinary / Compte brute ordinaire..............	53,012

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
OPPORTUNITIES NEW BRUNSWICK / OPPORTUNITÉS NOUVEAU-BRUNSWICK
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

ADMINISTRATION AND BUSINESS DEVELOPMENT SERVICES

PROGRAM OBJECTIVES

To provide overall direction and administration to the organization.

To lead and facilitate the execution of high growth opportunities that will accelerate private sector growth and job creation through: the pursuit of strategic and viable opportunities; the promotion of New Brunswick opportunities outside the province; the development of strategic markets; the delivery of business development services; the development of targeted economic sectors; and the support of business productivity, growth, capacity, sustainability and retention.

PROGRAM COMPONENTS

ADMINISTRATION	2,178

Provide executive and strategic direction to the organization.

Provide support services in the area of administration, planning, communication, human resources, finance and information technology.

BUSINESS DEVELOPMENT SERVICES	12,206

To provide support for small business development, as well as, strategic, high-growth trade and export development and investment attraction.

TOTAL	14,384

ADMINISTRATION ET SERVICES DE DÉVELOPPEMENT DES ENTREPRISES

OBJECTIFS DU PROGRAMME

Fournir une orientation générale et un soutien administratif à l'organisation.

Diriger et faciliter la mise en oeuvre de possibilités à forte croissance destinées à accélérer la croissance du secteur privé et la création d’emplois grâce : à l’exploration de possibilités stratégiques et viables; à la promotion du Nouveau-Brunswick à l'extérieur; au développement de marchés stratégiques; à l’offre de services de développement des entreprises; au développement de secteurs économiques ciblés; au soutien de la productivité des entreprises ainsi que de leur croissance, de leur capacité, de leur viabilité et de leur maintien.

ÉLÉMENTS DU PROGRAMME

ADMINISTRATION

Donner une orientation stratégique et une direction administrative à l’organisation.

Assurer des services de soutien dans les domaines de l’administration, de la planification, des communications, des ressources humaines, des finances, et des technologies de l’information.

SERVICES DE DÉVELOPPEMENT DES ENTREPRISES

Assurer un soutien pour la croissance des petites entreprises et favoriser l’expansion du commerce et des exportations, ainsi que l’attraction d’investissements dans les secteurs stratégiques et à forte croissance.

TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
OPPORTUNITIES NEW BRUNSWICK / OPPORTUNITÉS NOUVEAU-BRUNSWICK
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

FINANCIAL ASSISTANCE

PROGRAM OBJECTIVES

To provide financial assistance solutions tailored to the needs of clients.

TOTAL 25,000

AIDE FINANCIÈRE

OBJECTIFS DU PROGRAMME

Proposer des solutions d'aide financière adaptées aux besoins des clients.

TOTAL 25,000

POPULATION GROWTH

PROGRAM OBJECTIVES

Implement policies to contribute to the demographic and economic growth of New Brunswick in the area of population growth.

PROGRAM COMPONENT

POPULATION GROWTH

Support demographic growth through advancing immigration, settlement and retention activities as an economic support tool for New Brunswick.

Provide demographic related information and advice to departments on planning, policy development, interdepartmental coordination and intergovernmental relations.

Promote, implement and monitor immigration activities that attract and help integrate immigrants.

TOTAL 8,628

CROISSANCE DÉMOGRAPHIQUE

OBJECTIFS DU PROGRAMME

Responsable de la mise en œuvre des politiques visant à contribuer à la croissance démographique et économique du Nouveau-Brunswick.

ÉLÉMENT DU PROGRAMME

CROISSANCE DÉMOGRAPHIQUE

Accroître la population et stimuler l'économie de la province en misant sur des activités susceptibles de promouvoir l'immigration, l'établissement et la rétention des immigrants dans la province et le rapatriement de Néo-Brunswickois.

Renseigner et conseiller les ministères sur les sujets suivants : planification, élaboration de politiques, coordination interministérielle et relations intergouvernementales liées à la croissance démographique.

La Direction assure la promotion, la mise en œuvre et la surveillance des activités liées à l'immigration qui visent à attirer des immigrants et à les aider à intégrer.

TOTAL 8,628

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
OPPORTUNITIES NEW BRUNSWICK / OPPORTUNITÉS NOUVEAU-BRUNSWICK
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

COVID-19 PANDEMIC		PANDÉMIE DE COVID-19
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide funding to support the response and recovery efforts related to the COVID-19 Pandemic.		Pour accorder des fonds afin d’appuyer les efforts de réponse et de relance à la suite de la pandémie de COVID-19.
TOTAL	5,000	TOTAL
TOTAL - OPPORTUNITIES NEW BRUNSWICK	53,012	TOTAL - OPPORTUNITÉS NOUVEAU-BRUNSWICK
TO BE VOTED	53,012	À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
OPPORTUNITIES NEW BRUNSWICK / OPPORTUNITÉS NOUVEAU-BRUNSWICK
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2021–2022 ESTIMATE / PRÉVISIONS
300	306	Recoverable Projects / Projets à frais recouvrables……………	300
300	306	TOTAL………………………………………..…………………	300

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
OPPORTUNITIES NEW BRUNSWICK / OPPORTUNITÉS NOUVEAU-BRUNSWICK
SPECIAL OPERATING AGENCY / ORGANISME DE SERVICE SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2021–2022 ESTIMATE / PRÉVISIONS
		Opportunities New Brunswick / Opportunités Nouveau-Brunswick	
		Revenue / Recettes	
0	24	CyberNB / CyberNB	0
0	24	Total Revenue / Recettes globales	0
		Expenditures / Dépenses	
0	30	CyberNB / CyberNB	0
0	30	Total Expenditures / Dépenses globales	0
0	(6)	Closing Balance / Solde de clôture	0
		TO BE VOTED / À VOTER	0

LOANS AND ADVANCES / PRÊTS ET AVANCES

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2021–2022 ESTIMATE / PRÉVISIONS
50,000	13,800	Financial Assistance to Industry / Aide financière à l'industrie	50,000
50,000	13,800	TO BE VOTED / À VOTER	50,000

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES

OTHER AGENCIES / AUTRES ORGANISMES

ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2021–2022 ESTIMATE / PRÉVISIONS
411,742	372,617	Consolidated Entities / Entités consolidées	364,530
642	592	Council of Atlantic Premiers / Conseil des premiers ministres de l'Atlantique	642
2,819	2,300	Economic and Social Inclusion Corporation / Société de l'inclusion économique et sociale	2,825
647	597	Labour and Employment Board / Commission du travail et de l'emploi	653
668	593	New Brunswick Police Commission / Commission de police du Nouveau-Brunswick	672
461	411	New Brunswick Women's Council / Conseil des femmes du Nouveau-Brunswick	467
298	278	Premier's Council on Disabilities / Conseil du Premier ministre pour les personnes handicapées	302
417,277	377,388	TOTAL - Gross Ordinary / Compte brute ordinaire	370,091

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
OTHER AGENCIES / AUTRES ORGANISMES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

CONSOLIDATED ENTITIES

PROGRAM OBJECTIVES

To include the expenditure activities of organizations that are part of the Provincial Reporting Entity. The amounts represent activities funded by third-party sources and are not contained elsewhere within the respective departmental budgets.

Consolidated Entities (Consolidated Financial Statements Schedule 30)

- EM/ANB Inc.
- Atlantic Education International Inc.
- Collège communautaire du Nouveau-Brunswick
- Financial and Consumer Services Commission
- Forest Protection Limited
- Kings Landing Corporation
- New Brunswick Agricultural Insurance Commission
- New Brunswick Community College
- New Brunswick Credit Union Deposit Insurance Corporation
- New Brunswick Energy and Utilities Board
- New Brunswick Health Council
- New Brunswick Immigrant Investor Fund
- New Brunswick Legal Aid Services Commission
- New Brunswick Lotteries and Gaming Corporation
- Nursing Homes
- Provincial Holdings Ltd.
- Recycle New Brunswick
- Regional Health Authorities
- Research and Productivity Council
- Service New Brunswick

ENTITÉS CONSOLIDÉES

OBJECTIFS DU PROGRAMME

Inclure les dépenses d'organisations faisant partie de l'entité comptable provinciale. Les montants représentent les activités financées par des sources tierces et ne figurent pas ailleurs dans les budgets des ministères respectifs.

Entités consolidées (États financiers consolidés, Tableau 30)

- EM/ANB Inc.
- Atlantic Education International Inc.
- Collège communautaire du Nouveau-Brunswick
- Commission des services financiers et des services aux consommateurs
- Forest Protection Limited
- Société de Kings Landing
- Commission de l'assurance agricole du Nouveau-Brunswick
- New Brunswick Community College
- Société d'assurance-dépôts des caisses populaires du Nouveau-Brunswick
- Commission de l'énergie et des services publics du Nouveau-Brunswick
- Conseil de la santé du Nouveau-Brunswick
- Fonds des investisseurs immigrants du Nouveau-Brunswick
- Commission des services d'aide juridique du Nouveau-Brunswick
- Société des loteries et des jeux du Nouveau-Brunswick
- Foyers de soins
- Gestion provinciale Ltée
- Recycle Nouveau-Brunswick
- Régies régionales de la santé
- Conseil de la recherche et de la productivité
- Service Nouveau-Brunswick

TOTAL	364,530	TOTAL
Less amounts authorized by law	364,530	Moins crédits autorisés par la loi
TO BE VOTED	0	À VOTER

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
OTHER AGENCIES / AUTRES ORGANISMES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

COUNCIL OF ATLANTIC PREMIERS / CONSEIL DES PREMIERS MINISTRES DE L'ATLANTIQUE

PROGRAM OBJECTIVES

To provide for New Brunswick's share of the operating cost of the Council of Atlantic Premiers.

Funding for the Council's activities is based upon a per capita formula for the Council of Atlantic Ministers of Education and Training, Atlantic Provinces Community College Consortium and the Council of Atlantic Premiers Secretariat.

OBJECTIFS DU PROGRAMME

Assurer la contribution du Nouveau-Brunswick aux frais de fonctionnement du Conseil des premiers ministres de l'Atlantique.

La financement des activités du Conseil est basé sur une formule de calcul par habitant, pour le Conseil des ministres de l'Education et de la Formation des provinces de l'Atlantique, le Consortium des collèges communautaires de l'Atlantique et le Secrétariat du conseil des premiers ministres de l'Atlantique.

TOTAL	642	TOTAL
TO BE VOTED	642	À VOTER

ECONOMIC AND SOCIAL INCLUSION CORPORATION / SOCIÉTÉ DE L'INCLUSION ÉCONOMIQUE ET SOCIALE

PROGRAM OBJECTIVES

To oversee the implementation, policy development and evaluation of the Provincial Poverty Reduction Plan. To coordinate and support the community inclusion networks in the development of their local plans as well as to manage the Economic and Social Inclusion Fund in support of local plan implementation.

OBJECTIFS DU PROGRAMME

Assurer la mise en oeuvre, l'élaboration des politiques et l'évaluation du plan provincial de réduction de la pauvreté. Coordonner et appuyer les réseaux d'inclusion communautaires dans l'élaboration de leurs plans locaux respectifs ainsi que gérer le Fonds de l'inclusion économique et sociale qui appuye la mise en oeuvre des plans locaux.

TOTAL	2,825	TOTAL
TO BE VOTED	2,825	À VOTER

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
OTHER AGENCIES / AUTRES ORGANISMES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

LABOUR AND EMPLOYMENT BOARD

PROGRAM OBJECTIVES

To foster, promote and enhance harmonious employer-employee and labour-management relationships through the administration of the *Labour and Employment Board Act* and related statutes and regulations such as the *Industrial Relations Act, Public Service Labour Relations Act, Employment Standards Act, Pension Benefits Act, Fisheries Bargaining Act* and *Essential Services in Nursing Homes Act.* To act, upon referral, as a Board of Inquiry under the *Human Rights Act*, and to appoint adjudicators/arbitrators under the *Public Interest Disclosure Act* and *Pay Equity Act, 2009.*

COMMISSION DU TRAVAIL ET DE L'EMPLOI

OBJECTIFS DU PROGRAMME

Encourager, promouvoir et favoriser des relations de travail harmonieuses entre employeur et employé en administrant la *Loi sur la Commission du travail et de l'emploi* de même que les règlements et textes législatifs connexes comme la *Loi sur les relations industrielles,* la *Loi relative aux relations de travail dans les services publics,* la *Loi sur les normes d'emploi,* la *Loi sur les prestations de pensions,* la *Loi sur les négociations dans l'industrie de la pêche* et la *Loi sur les services essentiels dans les foyers de soins.* Agir, sur les questions qui lui sont acheminées, en tant que Commission d'enquête en vertu de la *Loi des droits de la personne*; et nommer les juges/arbitres en vertu de la *Loi sur les divulgations faites dans l'intérêt public* et la *Loi de 2009 sur l'équité salariale.*

TOTAL	653	TOTAL
TO BE VOTED	653	À VOTER

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
OTHER AGENCIES / AUTRES ORGANISMES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

NEW BRUNSWICK POLICE COMMISSION

PROGRAM OBJECTIVES

The investigation and determination of complaints by any person relating to the conduct of a member of a municipal or regional police force.

The ensuring of consistency in disciplinary dispositions through maintenance of a repository of disciplinary and corrective measures taken in response to *Police Act* violations.

The investigation and determination of any matter relating to any aspect of policing in any area of the Province, either on its own motion, or at the direction of the Minister of Justice and Public Safety.

The determination of the adequacy of municipal, regional and Royal Canadian Mounted Police forces within the Province, and whether each municipality and the Province is discharging its responsibility for the maintenance of an adequate level of policing.

TOTAL	672	TOTAL
TO BE VOTED	672	À VOTER

COMMISSION DE POLICE DU NOUVEAU-BRUNSWICK

OBJECTIFS DU PROGRAMME

Mener des enquêtes et se prononcer au sujet des plaintes formulées par toute personne à l'égard de la conduite d'un membre d'un service de police municipal ou régional.

Assurer la cohérence des décisions disciplinaires en tenant un répertoire des mesures disciplinaires et correctives prises à la suite de violations de la *Loi sur la police.*

De son propre gré ou à la demande du Ministère de la Justice et de la Sécurité publique, mener des enquêtes et se prononcer au sujet de toute question touchant à tout aspect du travail policier dans toute région de la province.

Déterminer le caractère adéquat des services de police municipaux et régionaux ainsi que de la Gendarmerie royale du Canada dans la province et décider si les municipalités et le gouvernement provincial s'acquittent de leur devoir d'assurer un niveau suffisant de maintien de l'ordre.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
OTHER AGENCIES / AUTRES ORGANISMES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

NEW BRUNSWICK WOMEN'S COUNCIL

PROGRAM OBJECTIVES

To be an independent body that provides advice to the Minister on matters of importance to women and their substantive equality;

To bring to the attention of government and the public issues of interest and concern to women and their substantive equality;

To include and engage women of diverse identities, experiences and communities, women's groups and society in general;

To be strategic and provide advice on emerging and future issues; and

To represent New Brunswick women.

CONSEIL DES FEMMES DU NOUVEAU-BRUNSWICK

OBJECTIFS DU PROGRAMME

Être un organisme indépendant qui fournit au ministre des conseils sur les questions qui revêtent une importance pour les femmes et qui concernent leur égalité réelle;

Attirer l'attention du gouvernement et du public sur les questions qui intéressent et préoccupent les femmes et qui concernent leur égalité réelle;

lnclure et mobiliser les femmes d'identités, d'expériences et de communautés diverses, les groupes de femmes et la société en général;

Agir de façon stratégique et fournir des conseils sur les questions d'actualité et d'avenir;

Représenter les femmes du Nouveau-Brunswick.

TOTAL	467	TOTAL
TO BE VOTED	467	À VOTER

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
OTHER AGENCIES / AUTRES ORGANISMES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

PREMIER'S COUNCIL ON DISABILITIES / CONSEIL DU PREMIER MINISTRE POUR LES PERSONNES HANDICAPÉES

PROGRAM OBJECTIVES

To advise the Premier on matters relating to the status of persons with disabilities.

To bring before the government and the public matters of interest and concern to persons with disabilities.

To promote the implementation of the recommendations of the *Disability Action Plan.*

To provide information to the public about services and resources available to persons with disabilities.

OBJECTIFS DU PROGRAMME

Conseiller le premier ministre sur les questions concernant la situation des personnes ayant des handicaps.

Attirer l'attention du gouvernement et du public sur des questions d'intérêt pour les personnes ayant des handicaps.

Faire la promotion de la mise en œuvre des recommandations du *Plan d'action sur les questions touchant les personnes handicapées* .

Informer le public des services et ressources disponibles pour les personnes handicapées.

TOTAL	302	TOTAL
TO BE VOTED	302	À VOTER
TOTAL - OTHER AGENCIES	370,091	TOTAL - AUTRES ORGANISMES

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES

DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR / MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL

ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2021–2022 ESTIMATE / PRÉVISIONS
11,366	10,933	Labour and Strategic Services / Travail et services stratégiques	11,626
460,946	436,435	Post-Secondary Affairs / Affaires postsecondaires	464,094
138,321	153,018	WorkingNB / TravailNB	171,253
15,539	15,939	New Brunswick Public Library Service / Service des bibliothèques publiques du Nouveau-Brunswick	15,560
7,277	9,635	Apprenticeship and Occupational Certification / Apprentissage et Certification professionnelle	6,067
633,449	625,960	TOTAL - Gross Ordinary / Compte brute ordinaire	668,600

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR / MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

LABOUR AND STRATEGIC SERVICES

PROGRAM OBJECTIVES

Provide services to the public through the administration of various acts and regulations for which the Department is responsible. Support the Department through policy, ensuring consistency with government priorities and activities; research and analysis, including labour market information and program evaluations; labour market forecasts; environmental scans; and legislative and regulatory services. Provide corporate services for the delivery of programs by the operational branches of the Department.

PROGRAM COMPONENTS

CORPORATE SERVICES 2,733

Provide departmental support services in the areas of executive management, strategic planning, finance, audit, human resources, administration, information technology, departmental coordination and performance excellence.

WORKPLACE SERVICES 1,706

Provide dispute resolution services, mediation and conciliation services and promotion of labour-management dialogue pursuant to the *Industrial Relations Act.*

Provide assurance of minimum standards in working conditions pursuant to the *Employment Standards Act.*

OFFICE OF ADVOCATE SERVICES 1,740

Assist employers, injured workers and their dependents in their dealings with WorkSafeNB.

TRAVAIL ET SERVICES STRATÉGIQUES

OBJECTIFS DU PROGRAMME

Fournir des services au public en appliquant une diversité de règlements et de lois qui relèvent du ministère. Soutenir le Ministère en assumant les fonctions suivantes: élaboration de politiques qui cadrent avec les priorités et les activités du gouvernement; recherche et analyse, dont l'information sur le marché du travail et l'évaluation de programmes; prévisions du marché du travail; l'analyse de l'environnement et les services législatifs et de réglementation. Fournir des services généraux permettant aux directions opérationnelles d'offrir les programmes.

ÉLÉMENTS DU PROGRAMME

SERVICES GÉNÉRAUX

Fournir des services de soutien ministériel dans les domaines suivants : direction supérieure, la planification stratégique, finances, vérification, ressources humaines, administration, technologie de l'information, coordination au niveau du Ministère et d'excellence du rendement.

SERVICES EN MILIEU DE TRAVAIL

Offrir des services de règlement de conflits, de médiation et de conciliation, et fait la promotion d’un dialogue entre les employés et les employeurs, conformément à la *Loi sur les relations industrielles.*

Garantir le respect des normes minimales en matière de conditions de travail conformément à la *Loi sur les normes d'emploi*.

BUREAU DES SERVICES DE DÉFENSEURS

Aider les employeurs, travailleurs blessés et les personnes à leur charges à faire affaire avec Travail sécuritaire NB.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR / MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

LABOUR AND STRATEGIC SERVICES (continued)		TRAVAIL ET SERVICES STRATÉGIQUES (suite)
WORKERS' COMPENSATION APPEALS TRIBUNAL	2,001	TRIBUNAL D'APPEL DES ACCIDENTS AU TRAVAIL
Responsible, under a number of Acts, to hear and resolve individual appeals of decisions rendered by WorkSafeNB with respect to workers' compensation and to provide these decisions on appeals in a timely, fair, consistent and impartial manner. Reports administratively to the Minister through the Assistant Deputy Minister of Labour and Strategic Services.		Le Tribunal d'appel des accidents au travail est chargé, en vertu d'un certain nombre de lois, de siéger aux appels de décisions rendue par Travail sécuritaire NB relatives à l'indemnisation des accidents au travail, de résoudre ceux-ci, puis de rendre une décision en temps opportun et de façon juste, cohérente et impartiale. Noter que le Tribunal d'appel des accidents au travail relève, sur le plan administratif, du ministre par entremise du sous-ministre adjoint de la Division du Travail et des Services stratégiques.
POLICY, RESEARCH AND LABOUR MARKET ANALYSIS	2,159	POLITIQUE, RECHERCHE ET ANALYSE DU MARCHÉ DE TRAVAIL
Provide services and expertise to the Department in the areas of policy development, legislative development and federal-provincial relations.		Fournir des services et expertise au Ministère dans le domaine de l'élaboration de politiques, développement législatif et les relations fédérale-provinciale.
Provide labour market research, analysis, economic forecasting and program evaluation services to the Department.		Fournir des services de recherche, d'analyse, de prévisions économiques et d'évaluation des programmes au ministère.
HUMAN RIGHTS COMMISSION	1,287	COMMISSION DES DROITS DE LA PERSONNE
Administer the *Human Rights Act* and advance equality of opportunity through public education programs and community development activities. The New Brunswick Human Rights Commission reports administratively to the Minister through the Assistant Deputy Minister of the Labour and Strategic Services Division.		Appliquer la *Loi sur les droits de la personne* et promouvoir l'égalité des chances par des programmes d'éducation du publique et des activités de développement communautaire. La Commission des droits de la personne du Nouveau-Brunswick relève sur le plan administratif du ministre par entremise du sous-ministre adjoint de la Division du Travail et des Services stratégiques.
TOTAL	11,626	TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR / MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

POST-SECONDARY AFFAIRS

PROGRAM OBJECTIVES

Provide analytical and planning services in the area of post-secondary education for the Department; and to administer programs related to post-secondary education, especially public universities and colleges, and regulate private universities and colleges. Ensure that New Brunswick residents have access to post-secondary education opportunities.

PROGRAM COMPONENTS

POST-SECONDARY EDUCATION 297

Provide administrative services to programs in post-secondary education, transformation and student financial assistance.

NEW BRUNSWICK COMMUNITY COLLEGE 102,201

Provide operating grants to the New Brunswick Community College Special Operating Agency and Community College Crown Corporations.

POST-SECONDARY RELATIONS 1,866

Provide analytical and planning services in the area of post-secondary education, including the administration of funding and programs for public universities and colleges. The branch also regulates private universities and colleges.

RESEARCH AND STRATEGIC INITIATIVES 10,397

Foster research and innovation, and promote access into and through the post-secondary education system, including through credit transfer and prior learning assessment and recognition. Facilitate inter- and intra-jurisdictional communication and provide policy advice on the post-secondary education system.

AFFAIRES POSTSECONDAIRES

OBJECTIFS DU PROGRAMME

Fournir au ministère des services d'analyse et de planification dans le domaine de l'enseignement postsecondaire ainsi que des services d'administration de programmes liés aux établissements d'enseignement postsecondaires, surtout les universités et les collèges, publiques ou privés. Permettre aux résidents et résidentes du Nouveau-Brunswick d'accéder à une éducation postsecondaire.

ÉLÉMENTS DU PROGRAMME

ÉDUCATION POSTSECONDAIRE

Fournir des services administratifs aux programmes liés aux établissements postsecondaires, transformation et d'aide financière aux étudiants.

COLLÈGE COMMUNAUTAIRE DU NOUVEAU-BRUNSWICK

Accorder des subventions de fonctionnement à l'organisme de services spéciaux du Collège communautaire du Nouveau-Brunswick et aux sociétés collégiales.

RELATIONS POSTSECONDAIRES

La Direction fournit des services d'analyse et de planification dans le secteur de l'éducation postsecondaire, y compris l'administration des fonds et des programmes pour les universités et les collèges publics. La Direction règlemente également les universités et les collèges privés.

RECHERCHE ET INITIATIVES STRATÉGIQUES

La Direction encourage la recherche et l'innovation, et fait la promotion de l'accès au système d'éducation postsecondaire, y compris par le transfert de crédits ainsi que par l'évaluation et la reconnaissance des acquis. Elle facilite la communication intragouvernementale et intergouvernementale, et offre des conseils stratégiques relatifs au système d'éducation postsecondaire.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

POST-SECONDARY AFFAIRS (continued)		AFFAIRES POSTSECONDAIRES (suite)
STUDENT FINANCIAL ASSISTANCE	60,893	AIDE FINANCIÈRE AUX ÉTUDIANTS
Ensure that New Brunswick residents with a financial need have access to post-secondary educational opportunities and that they are encouraged to complete their studies in a timely and successful manner.		Permettre aux résidents et résidentes du Nouveau-Brunswick, qui ont des difficultés financières, d'accéder à une éducation postsecondaire et les encourager à terminer leurs études avec succès dans un délai normal.
STUDENT FINANCIAL ASSISTANCE ADMINISTRATION	1,386	ADMINISTRATION DE L'AIDE FINANCIÈRE AUX ÉTUDIANTS
Administration of the Canada Student Loan and the New Brunswick Student Financial Assistance Program.		Assurer l'administration du Programme canadien de prêts aux étudiants et du Programme d'aide financière aux étudiants du Nouveau-Brunswick.
ASSISTANCE TO UNIVERSITIES	270,459	AIDE AUX UNIVERSITÉS
Provide grants to institutions for educational programs to meet social and economic needs.		Offrir des subventions aux établissements pour des programmes d'enseignement qui répondent aux besoins économiques et sociaux.
ASSISTANCE TO UNIVERSITIES - ADMINISTRATION	666	AIDE AUX UNIVERSITÉS - ADMINISTRATION
Provide New Brunswick's share of the administration costs of the Maritime Provinces Higher Education Commission.		Faire en sorte que le Nouveau-Brunswick paie sa part des frais administratifs de la Commission de l'enseignement supérieur des provinces Maritimes.
ASSISTANCE TO UNIVERSITIES - GRANT IN LIEU OF MUNICIPAL REAL PROPERTY TAXES	15,929	AIDE AUX UNIVERSITÉS - SUBVENTION EN REMPLACEMENT DE L'IMPÔT FONCIER MUNICIPAL
Provide funding for grants to municipalities in lieu of municipal real property tax.		Fournir le financement nécessaire pour accorder aux municipalités des subventions en remplacement de l'impôt foncier municipal.
TOTAL	464,094	TOTAL

WORKINGNB		TRAVAILNB
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
Provide creative interventions and meaningful services to individuals, employers and the labour market in order for NB to have a skilled workforce that meets the needs of an evolving labour market.		Offrir des interventions créatives et des services significatifs aux personnes, aux employeurs et au marché du travail pour que le Nouveau-Brunswick ait une main d’œuvre qualifiée qui répond aux besoins du marché de travail en évolution.
TOTAL	171,253	TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

NEW BRUNSWICK PUBLIC LIBRARY SERVICE

PROGRAM OBJECTIVES

Manage and develop the provincial public library system (64 public libraries, e-services, and Library Services by Mail) to provide library services, collections and programs in communities.

TOTAL		15,560

SERVICE DES BIBLIOTHÈQUES PUBLIQUES DU NOUVEAU-BRUNSWICK

OBJECTIFS DU PROGRAMME

Gérer et développer le réseau provincial de bibliothèques publiques (64 bibliothèques publiques, les ressources en ligne et let service de bibliothèque par la poste) pour fournir des services, des collections et des programmes de bibliothèque dans les localités.

TOTAL

APPRENTICESHIP AND OCCUPATIONAL CERTIFICATION

PROGRAM OBJECTIVES

Provide quality apprenticeship learning, life-long skill development and certification opportunities in current and future designated occupations that are standardized, up to date and relevant to the needs of industry and its workforce. Plan and provide funding for apprenticeship training.

Apprenticeship and Occupational Certification	11,467	
Recovery from Labour Market Development Agreement	(5,400)	
TOTAL		6,067
TOTAL - DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR		668,600
Less amounts authorized by law		47
TO BE VOTED		668,553

APPRENTISSAGE ET CERTIFICATION PROFESSIONELLE

OBJECTIFS DU PROGRAMME

Offrir des possibilités de formation en apprentissage, de perfectionnement professionnel tout au long de la vie et de certification de qualité dans les professions désignées d'aujourd'hui et de demain, qui sont uniformes et à jour et qui répondent aux besoins de l'industrie et de sa main-d'œuvre. Planifier et fournir le financement pour la formation en apprentissage.

Apprentissage et certification professionelle	11 467
Recouvrement de l'Entente sur le développement du marché du travail	(5 400)

TOTAL

TOTAL - MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL

Moins crédits autorisés par la loi

À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES

DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR / MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL

CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2021–2022 ESTIMATE / PRÉVISIONS
2,000	2,000	Deferred Maintenance Program / Programme d'entretien reporté……	2,286
2,000	2,000	TOTAL……	2,286

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2021–2022 ESTIMATE / PRÉVISIONS
2,700	2,692	Canada Student Loans / Régime canadien de prêts aux étudiants	2,700
300	300	Library Trust Fund / Fonds en fiducie pour les bibliothèques	300
75	75	Recoverable Projects / Projets à frais recouvrables	75
3,075	3,067	TOTAL	3,075

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL
SPECIAL OPERATING AGENCY / ORGANISME DE SERVICE SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2021–2022 ESTIMATE / PRÉVISIONS
		New Brunswick College of Craft and Design / New Brunswick College of Craft and Design	
1,225	1,362	Opening Balance / Solde d'ouverture	1,404
		Revenue / Recettes	
4,110	3,794	Operating Grant / Subvention de fonctionnement	3,384
2,160	1,931	Users / Utilisateurs	1,003
6,270	5,725	Total Revenue / Recettes globales	4,387
		Expenditures / Dépenses	
6,505	5,683	Total Expenditures / Dépenses globales	4,785
990	1,404	Closing Balance / Solde de clôture	1,006
		TO BE VOTED / À VOTER	0

LOANS AND ADVANCES / PRÊTS ET AVANCES

		PROGRAM / PROGRAMME	
69,900	65,000	Student Loan Advances / Avances de prêts aux étudiants	69,900
69,900	65,000	TO BE VOTED / À VOTER	69,900

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES

REGIONAL DEVELOPMENT CORPORATION / SOCIÉTÉ DE DÉVELOPPEMENT RÉGIONAL

ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2021–2022 ESTIMATE / PRÉVISIONS
65,465	52,765	Development Projects and Operations / Projets de développement et opérations..	65,153
65,465	52,765	TOTAL - Gross Ordinary / Compte brute ordinaire..............	65,153

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
REGIONAL DEVELOPMENT CORPORATION / SOCIÉTÉ DE DÉVELOPPEMENT RÉGIONAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

DEVELOPMENT PROJECTS AND OPERATIONS		PROJETS DE DÉVELOPPEMENT ET OPÉRATIONS
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To deliver funding programs to support provincial and federal-provincial projects and initiatives.		Offrir des programmes de financement pour soutenir des initiatives ainsi que des projets provinciaux et fédéraux-provinciaux.
PROGRAM COMPONENTS		**ÉLÉMENTS DU PROGRAMME**
DEVELOPMENT INITIATIVES	39,500	INITIATIVES DE DÉVELOPPEMENT
Provide funding to develop, diversify, and grow the economy, communities and infrastructure in New Brunswick. These funds are provided under the Rural Economy Fund, Investment in Innovation and the Total Development Fund.		Fournir un financement pour développer, diversifier et faire croître l'économie, les collectivités et l'infrastructure au Nouveau-Brunswick. Ce financement provient du Fonds pour l'économie rurale, l'Investissement en innovation et le Fonds de développement total.
COMMUNITY INITIATIVES	22,450	INITIATIVES COMMUNAUTAIRES
Provide funding for community-based initiatives and projects through the Community Investment Fund and the Community Development Fund.		Pourvoir au financement d'initiatives et de projets communautaires par l'entremise du Fonds d'investissement communautaire et le Fonds de développement communautaire.
ADMINISTRATION	3,203	ADMINISTRATION
Provide for projects, initiatives and operations of the Regional Development Corporation.		Pourvoir aux projets, initiatives et activités de la Société de développement régional.
TOTAL - REGIONAL DEVELOPMENT CORPORATION	65,153	TOTAL - SOCIÉTÉ DE DÉVELOPPEMENT RÉGIONAL
TO BE VOTED	65,153	À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
REGIONAL DEVELOPMENT CORPORATION / SOCIÉTÉ DE DÉVELOPPEMENT RÉGIONAL
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2021–2022 ESTIMATE / PRÉVISIONS
10,000	10,000	Canada - New Brunswick Integrated Bilateral Agreement / Canada - Nouveau-Brunswick Entente bilatérale intégrée………	15,000
2,500	2,364	Canada - New Brunswick New Building Canada Fund - Small Communities Fund / Canada - Nouveau-Brunswick Nouveau Fonds Chantiers Canada - Fonds des petites collectivités………	0
27,500	27,500	Strategic Infrastructure Initiative / Initiative en matière d'infrastructure stratégique……………………………	26,250
40,000	39,864	TOTAL...	41,250

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
REGIONAL DEVELOPMENT CORPORATION / SOCIÉTÉ DE DÉVELOPPEMENT RÉGIONAL
SPECIAL OPERATING AGENCY / ORGANISME DE SERVICE SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2021–2022 ESTIMATE / PRÉVISIONS
		Regional Development Corporation Special Operating Agency / Société de développement régional - Organisme de service spécial	
46,467	50,904	Opening Balance / Solde d'ouverture	55,711
		Revenue / Recettes	
12,500	12,364	Revenue - Provincial Government Sources / Recettes - Provenant du gouvernement provincial	15,000
88,277	74,257	Revenue - Federal Government Sources / Recettes - Provenant du gouvernement fédéral	154,548
100,777	86,621	Total Revenue / Recettes globales	169,548
		Expenditures / Dépenses	
3,984	155	Other Special Initiatives / Autres projets spéciaux	125
54,500	43,000	Building Canada Fund - Gas Tax Transfer / Fonds Chantiers Canada - transfert de taxe sur l'essence	51,000
7,000	5,000	New Building Canada Fund - Small Communities Fund / Nouveau Fonds Chantiers Canada - Fonds des petites collectivités	3,700
4,000	7,500	Canada - New Brunswick Clean Water and Wastewater Fund / Canada - Nouveau-Brunswick Fonds pour l'eau potable et le traitement des eaux usées	0
20,000	16,500	Canada - New Brunswick Integrated Bilateral Agreement / Canada - Nouveau-Brunswick Entente bilatérale intégrée	109,000
0	409	Canada - New Brunswick Public Transit Infrastructure Fund / Canada - Nouveau-Brunswick Fonds pour l’infrastructure du transport en commun	0

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
REGIONAL DEVELOPMENT CORPORATION / SOCIÉTÉ DE DÉVELOPPEMENT RÉGIONAL
SPECIAL OPERATING AGENCY / ORGANISME DE SERVICE SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2021–2022 ESTIMATE / PRÉVISIONS
15,500	8,500	Low Carbon Economy Leadership Fund / Fonds du leadership pour une économie à faibles émissions de carbone	11,700
1,600	750	Atlantic Fisheries Fund / Fonds des pêches de l’Atlantique	850
106,584	81,814	Total Expenditure / Dépenses globales	176,375
40,660	55,711	Closing Balance / Solde de clôture	48,884
		TO BE VOTED / À VOTER	0

LOANS AND ADVANCES / PRÊTS ET AVANCES

		PROGRAM / PROGRAMME	
5,000	2,000	Financial assistance under the Development Loans Program / Aide financière provenant du programme de prêts du Fonds de développement	5,000
0	17,000	Financial assistance under the New Brunswick Small Business Emergency Working Capital Loan Program / Aide financière provenant du programme de prêts du Fonds de roulement d'urgence pour les petites entreprises	8,000
5,000	19,000	TOTAL	13,000
		TO BE VOTED / À VOTER	13,000

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES

SERVICE OF THE PUBLIC DEBT / SERVICE DE LA DETTE PUBLIQUE

ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2021–2022 ESTIMATE / PRÉVISIONS
624,800	645,800	Interest, Exchange, Amortization and Expenses / Intérêt, change, amortissement et dépenses	649,100
6,200	6,200	Interest on Capital Leases / Intérêts sur les contrats de location-acquisition	5,900
631,000	652,000	TOTAL - Gross Ordinary / Compte brute ordinaire	655,000

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
SERVICE OF THE PUBLIC DEBT / SERVICE DE LA DETTE PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

SERVICE OF THE PUBLIC DEBT

PROGRAM OBJECTIVES

To service the Province's debt by paying interest, exchange, amortization and other debt management expenses.

PROGRAM COMPONENTS

INTEREST, EXCHANGE, AMORTIZATION AND EXPENSES	649,100	INTÉRÊT, CHANGE, AMORTISSEMENT ET DÉPENSES
INTEREST ON CAPITAL LEASES	5,900	INTÉRÊTS SUR LES CONTRATS DE LOCATION-ACQUISITION
TOTAL	655,000	TOTAL
TOTAL - SERVICE OF THE PUBLIC DEBT	655,000	TOTAL - SERVICE DE LA DETTE PUBLIQUE
Less amounts authorized by law	649,100	Moins crédits autorisés par la loi
TO BE VOTED	5,900	À VOTER

SERVICE DE LA DETTE PUBLIQUE

OBJECTIFS DU PROGRAMME

Assurer le paiement des frais relatifs à l'intérêt, au change et à l'amortissement, ainsi que des autres dépenses de gestion de la dette.

ÉLÉMENTS DU PROGRAMME

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES

DEPARTMENT OF SOCIAL DEVELOPMENT / MINISTÈRE DU DÉVELOPPEMENT SOCIAL

ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2021–2022 ESTIMATE / PRÉVISIONS
9,887	11,837	Corporate and Other Services / Services généraux et autres	10,259
743,378	747,608	Seniors and Long Term Care / Aînés et soins de longue durée	794,022
144,166	148,116	Child Welfare and Youth Services / Services de bien-être á l'enfance et á la jeunesse	143,432
235,301	219,466	Income Security / Sécurité du revenu	239,054
97,598	101,998	Housing Services / Services d'habitation	114,059
55,783	49,783	Other Benefits / Autres prestations	53,183
0	20,155	COVID-19 Pandemic / Pandémie de COVID-19	12,600
1,286,113	1,298,963	TOTAL - Gross Ordinary / Compte brute ordinaire	1,366,609

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF SOCIAL DEVELOPMENT / MINISTÈRE DU DÉVELOPPEMENT SOCIAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

CORPORATE AND OTHER SERVICES		SERVICES GÉNÉRAUX ET AUTRES
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide strategic leadership and support including planning, design, and monitoring of departmental programs.		Fournir une direction stratégique et un soutien comprenant la planification, la conception et la gestion de la qualité aux programmes ministériels.
TOTAL	10,259	TOTAL

SENIORS AND LONG TERM CARE		AÎNÉS ET SOINS DE LONGUE DURÉE
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To improve personal and social functioning and support independent living through a range of community based services and develop initiatives around aging and aging care.		Favoriser chez les clients meilleur fonctionnement personnel et social ainsi qu'un mode ve vie autonome par le biasis d'une gamme de services communautaires et développé les initiatives concernant le vieillissement et les soins pour les aînés.
PROGRAM COMPONENTS		**ÉLÉMENTS DU PROGRAMME**
SENIORS AND LONG TERM CARE	194,041	AÎNÉS ET SOINS DE LONGUE DURÉE
Provision of programs and services for seniors including adult protection, long term care, home support, adult residential facilities, and day centers for adults.		Fournir des programmes et services pour les aînés incluant la protection des adultes, des soins de longue durée, de soutien à domicile, les établissements résidentiels pour des adultes, et les centres de jour pour des adultes.
SENIORS AND HEALTHY AGING SECRETARIAT	908	SECRÉTARIAT DES AINÉS ET DU VIEILLISSEMENT EN SANTÉ
Coordination and oversight of the implementation of the Aging Strategy as well as the central alignment, coordination and liaison for matters related to seniors and healthy aging within government.		Coordination et surveillance de la mise en œuvre de la stratégie sur le vieillissement, ainsi que point central de l'harmonisation, de la coordination et de la liaison pour les questions liées aux aînés et au vieillissement en santé au sein du gouvernement.
NURSING HOME SERVICES	406,844	SERVICES DES FOYERS DE SOINS
Provision of the Province's Nursing Home Program.		Assurer le programme provincial des foyers de soins.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF SOCIAL DEVELOPMENT / MINISTÈRE DU DÉVELOPPEMENT SOCIAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

SENIORS AND LONG TERM CARE (continued)		AÎNÉS ET SOINS DE LONGUE DURÉE (suite)
DISABILITY SUPPORT SERVICES	192,229	SERVICES DE SOUTIEN AUX PERSONNES AYANT UN HANDICAP
Provision of support services for persons with disabilities that will assist in meeting their individual needs.		Fournir des services de soutien aux personnes ayant un handicap qui les aideront à répondre à leurs besoins individuels.
TOTAL	794,022	TOTAL

CHILD WELFARE AND YOUTH SERVICES		SERVICES DE BIEN-ÊTRE Á L'ENFANCE ET Á LA JEUNESSE
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To improve personal and social functioning through the provision of Child Welfare Services.		Améliorer le fonctionnement personnel et social par l'entremise des Services de bien-être à l'enfance.
TOTAL	143,432	TOTAL

INCOME SECURITY		SÉCURITÉ DU REVENU
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide individuals and families in need with financial benefits and, where appropriate, with self-sufficiency program services to enhance their potential for employment.		Fournir aux personnes et aux familles dans le besoin des prestations financières et, s'il y a lieu, les services du programme d'autosuffisance visant à améliorer leur aptitude au travail.
PROGRAM COMPONENTS		**ÉLÉMENTS DU PROGRAMME**
TRANSITIONAL ASSISTANCE PROGRAM AND EXTENDED BENEFITS PROGRAM	173,444	PROGRAMME D'ASSISTANCE TRANSITOIRE ET PROGRAMME DE PRESTATIONS PROLONGÉES
Provision of assistance for families and individuals who have the potential to achieve self-sufficiency and provision of assistance to those clients who, because of disability, have a longer-term predictable need for financial support.		Fournir un soutien aux familles et aux personnes susceptibles de parvenir à l'autosuffisance et aider les clients qui, en raison d'un handicap, ont besoin d'un soutien financier prévisible à plus long terme.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF SOCIAL DEVELOPMENT / MINISTÈRE DU DÉVELOPPEMENT SOCIAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

INCOME SECURITY (continued)

SUPPORT SERVICES — 65,610

Provision of support services includes: basic health services, including dental services, vision services, and medical equipment and supplies; supplementary and emergency financial assistance for individuals and families; establishment of individualized case plans to remove barriers to employability and to provide opportunities that enhance the potential for labour market attachment.

TOTAL — 239,054

HOUSING SERVICES

PROGRAM OBJECTIVES

To assist households in need to obtain affordable, suitable and adequate housing through several programs such as property management, subsidized rental assistance, repair assistance to rehabilitate or improve their dwellings and provide financial assistance to existing homeowner clients.

TOTAL — 114,059

OTHER BENEFITS

PROGRAM OBJECTIVES

To provide financial assistance to support seniors and low-income families with children under 18 years and to low-income households to help offset or reduce energy costs. Assistance is provided through programs such as the Low Income Seniors' Benefit, Child Tax Benefit and Working Income Supplement, and the Healthy Seniors’ Pilot Project.

TOTAL — 53,183

SÉCURITÉ DU REVENU (suite)

SERVICES DE SOUTIEN

Compris dans les services de soutien sont: des services de santé élémentaires comprenant soins dentaires, soins de la vue, fournitures et appareils médicaux; une aide financière supplémentaire ou d'urgence aux personnes et aux familles admissibles; établir des plans d'intervention personnalisés pour cerner et éliminer les obstacles à l'emploi et pour offrir des possibilités visant à augmenter les chances d'intégrer le marché du travail.

TOTAL

SERVICES D'HABITATION

OBJECTIFS DU PROGRAMME

Aider les ménages dans le besoin à accéder à un logement adéquat, convenable et abordable au travers de plusieurs programmes comme la gestion immobilière, l'aide au logement subventionnée, l'aide aux réparations afin de remettre en état ou à améliorer leur logement et fournir de l'aide financière aux clients propriétaires.

TOTAL

AUTRES PRESTATIONS

OBJECTIFS DU PROGRAMME

Fournir une aide financière pour soutenir les aînés et les familles à faible revenu ayant des enfants de moins de 18 ans ainsi qu'aux ménages à faible revenu pour aider à compenser ou à réduire leurs coûts énergétiques. L’aide est fournie par des programmes tels que le Prestation pour personnes âgées à faible revenu, Prestation fiscale pour enfants et supplément au revenue gagné et le Projet pilote d’aînés en santé.

TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF SOCIAL DEVELOPMENT / MINISTÈRE DU DÉVELOPPEMENT SOCIAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

COVID-19 PANDEMIC / PANDÉMIE DE COVID-19

PROGRAM OBJECTIVES

To provide funding to support the response and recovery efforts related to the COVID-19 Pandemic.

OBJECTIFS DU PROGRAMME

Pour accorder des fonds afin d'appuyer les efforts de réponse et de relance à la suite de la pandémie de COVID-19.

TOTAL	12,600	TOTAL
TOTAL - DEPARTMENT OF SOCIAL DEVELOPMENT	1,366,609	TOTAL - MINISTÈRE DU DÉVELOPPEMENT SOCIAL
Less amounts authorized by law	47	Moins crédits autorisés par la loi
TO BE VOTED	1,366,562	À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF SOCIAL DEVELOPMENT / MINISTÈRE DU DÉVELOPPEMENT SOCIAL
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2021–2022 ESTIMATE / PRÉVISIONS
9,000	9,000	Nursing Home Services - Capital Improvements / Services des foyers de soins - Amélioration des biens immobiliers	9,000
3,000	3,000	Nursing Home Services - Capital Maintenance / Services des foyers de soins - Entretien	3,000
12,000	12,000	TOTAL	12,000

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF SOCIAL DEVELOPMENT / MINISTÈRE DU DÉVELOPPEMENT SOCIAL
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2021–2022 ESTIMATE / PRÉVISIONS
2,665	2,665	CMHC Funding Account / Compte de financement de la SCHL	2,665
2,665	2,665	TOTAL	2,665

LOANS AND ADVANCES / PRÊTS ET AVANCES

		PROGRAM / PROGRAMME	
3,224	3,224	Housing / Habitation	3,224
3,224	3,224	TO BE VOTED / À VOTER	3,224

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES

DEPARTMENT OF TOURISM, HERITAGE AND CULTURE

MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE

ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2021–2022 ESTIMATE / PRÉVISIONS
2,703	2,575	Administration / Administration	2,934
12,996	12,827	Parks and Attractions / Parcs et attractions	13,052
26,862	25,482	Culture, Heritage and Sport / Culture, patrimoine et sport	27,053
11,825	10,252	Tourism / Tourisme	11,531
0	5,750	COVID-19 Pandemic / Pandémie de COVID-19	7,265
54,386	56,886	TOTAL - Gross Ordinary / Compte brute ordinaire	61,835

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

ADMINISTRATION

PROGRAM OBJECTIVES

To provide overall direction and support to the department's programs.

PROGRAM COMPONENT

ADMINISTRATION

Supports the department by providing executive management, finance, human resources, administration, process management, information management and technology, strategic planning and policy.

TOTAL 2,934

ADMINISTRATION

OBJECTIFS DU PROGRAMME

Fournir une orientation générale et un soutien au Ministère en matière de programmes.

ÉLÉMENT DU PROGRAMME

ADMINISTRATION

Offre des services de soutien au Ministère en matière de gestion supérieure, de finances, de ressources humaines, d'administration, de gestion des processus, de gestion de l'information et de technologie, de planification stratégique et de politiques.

TOTAL

PARKS AND ATTRACTIONS

PROGRAM OBJECTIVES

To act as steward for provincial parks and to play a significant role in supporting other tourism facilities that are either operated or supported by the Province.

PROGRAM COMPONENT

PARKS AND ATTRACTIONS 13,052

The Parks and Attractions Branch is responsible for the overall management and operation of provincial parks and attractions. All provincial parks are dedicated to the people of the province and others who may use them for their healthful enjoyment and education, and shall be maintained for the benefit of future generations.

Parks and Attractions	13,136	
Recovered by chargeback	(84)	
TOTAL		13,052

PARCS ET ATTRACTIONS

OBJECTIFS DU PROGRAMME

Agir en tant que gardien des parcs provinciaux et de jouer un rôle important dans le soutien d'autres installations touristiques qui sont soit exploitées ou prises en charge par la province.

ÉLÉMENT DU PROGRAMME

PARCS ET ATTRACTIONS

La Direction des parcs et des attractions est responsable de la gestion globale et de l'exploitation des attractions et des parcs provinciaux. Tous les parcs provinciaux sont dédiés à la population de la province et toutes autres personnes qui peuvent les utiliser pour leur plaisir et de l'éducation saine, et doivent être maintenus au profit des générations futures.

Parcs et attractions	13 136
Récupération par facturation	(84)
TOTAL	

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

CULTURE. HERITAGE AND SPORT

PROGRAM OBJECTIVES

The Culture, Heritage and Sport Division supports economic growth and fosters pride of place through the conservation, development, promotion and nurturing of our heritage, the arts and our cultural industries. It also provides leadership and resources to increase sport, recreation and active living opportunities for all New Brunswickers to improve wellbeing and the quality of life for all.

PROGRAM COMPONENTS

ARTS, CULTURE AND COMMEMORATIONS 10,802

The Arts, Culture and Commemorations Branch provides leadership for the development, implementation and monitoring of government programs, policies and strategies supporting the arts and cultural industries in the province as well as providing support and resources to commemorate key cultural events and accomplishments for the province and its people.

ARCHAEOLOGY AND HERITAGE 9,780

The Archaeology and Heritage Branch provides comprehensive cultural resource management of the province's heritage. The Branch facilitates the promotion, awareness, understanding, conservation and preservation of New Brunswick's human and natural archaeological and heritage resources for present and future generations.

CULTURE, PATRIMOINE ET SPORT

OBJECTIFS DU PROGRAMME

La Division de la culture, du patrimoine et du sport appuie la croissance économique et suscite un sentiment de fierté dans la province grâce à la préservation, a la mise en valeur, à la promotion et au soutien du patrimoine, des arts et des industries culturelles du Nouveau-Brunswick. Elle joue également un rô1e de premier plan et fournit des ressources en vue d'offrir aux Néo-Brunswickois davantage de possibilités de sport, de loisirs et de vie active afin d'améliorer le bien-être et la qualité de vie de tous.

ÉLÉMENTS DU PROGRAMME

ARTS, CULTURE ET COMMÉMORATIONS

La Direction des arts, de la culture et des commémorations joue un rôle moteur dans l'élaboration, la mise en œuvre et le suivi des politiques, des stratégies et des programmes gouvernementaux appuyant les arts et les industries culturelles de la province, en plus de fournir du soutien et des ressources pour commémorer les accomplissements et les évènements culturels clés pour la province et sa population.

ARCHÉOLOGIE ET PATRIMOINE

La Direction de l'archéologie et du patrimoine assure la gestion complète des ressources culturelles du patrimoine de la province. Elle facilite la promotion, la compréhension, la conservation et la préservation des ressources patrimoniales et archéologiques, naturelles et humaines, du Nouveau-Brunswick pour les générations actuelles et futures en favorisant la sensibilisation à cet égard.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

CULTURE. HERITAGE AND SPORT (continued)		CULTURE, PATRIMOINE ET SPORT (suite)
SPORT AND RECREATION	6,471	SPORT ET LOISIRS
The Sport and Recreation Branch provides strategic leadership and support to strengthen Sport and Recreation in New Brunswick and promote participation, foster development and celebrate excellence. A network of regional offices supports the delivery of community-based sport, recreation and physical activity programs and services.		La Direction du sport et des loisirs assure un leadership et un soutien stratégiques afin de renforcer le sport et les loisirs au Nouveau-Brunswick et d'encourager la participation, de stimuler le développement et de célébrer l'excellence. Un réseau de bureaux régionaux facilite la prestation des programmes et des services communautaires de sport, de loisirs et d'activité physique.
TOTAL	27,053	TOTAL

TOURISM

TOURISME

PROGRAM OBJECTIVES

To provide leadership in the development and implementation of innovative experiential products, multi-channel marketing and sales campaigns, social media community management, visitor counselling, and travel media strategies while engaging with the various regional and municipal tourism organizations throughout the province to become the most sought after destination in Canada, post COVID-19.

OBJECTIFS DU PROGRAMME

Jouer un rôle de chef de file dans la création et la réalisation de produits expérientiels novateurs et de campagnes de marketing et de ventes multiplateformes, la gestion de la communauté des médias sociaux, la prestation de conseils aux visiteurs et la conception de stratégies visant les médias touristiques tout en collaborant avec différentes organisations touristiques régionales et municipales afin que la province devienne la destination la plus recherchée au Canada après la COVID-19.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME

DEPARTMENT OF TOURISM, HERITAGE AND CULTURE

MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE

ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

TOURISM (continued)

PROGRAM COMPONENTS

DESTINATION MARKETING 7,970

The Destination Marketing Branch develops and implements an integrated marketing approach in target national & international markets. The branch communicates to the target visitor through innovative, integrated, technology driven solutions - speaking to the potential visitor where they are, providing the information they need, regardless of device. The branch is responsible for developing campaigns to inspire travelers to choose New ·Brunswick over competing destinations and its current owned assets include: a responsive website, social media communities and a network of visitor information centers. The branch is responsible for engaging media outlets, journalists and travel influencers, resulting in media coverage, increasing the profile of New Brunswick, and ultimately encouraging visitation to New Brunswick from our target markets. As well, this branch is responsible to work with the tourism industry in New Brunswick to ensure they are prepared and able to market themselves to their target visitors.

TOURISME (suite)

ÉLÉMENTS DU PROGRAMME

MARKETING DE DESTINATIONS

La Direction du marketing de destinations élabore et met en œuvre une méthode intégrée de marketing axée sur les marchés national et international. La Direction communique avec les visiteurs ciblés au moyen de solutions innovantes, intégrées et axées sur la technologie, leur fournissant toute l'information dont ils ont besoin, peu importe où ils se trouvent et les dispositifs électroniques qu'ils utilisent. Elle est chargée de créer des campagnes visant à inciter les touristes à privilégier le Nouveau-Brunswick par rapport aux destinations concurrentes, notamment par l'intermédiaire de son site Web réactif, de ses comptes de médias sociaux et de son réseau de centres d'information aux visiteurs. Par ailleurs, elle est chargée de mobiliser les médias, les journalistes et les influenceurs touristiques de manière à obtenir une couverture médiatique et à accroître la visibilité du Nouveau-Brunswick, ce qui aura pour effet d'encourager nos marchés cibles à visiter la province. La Direction travaille également avec l'industrie touristique du Nouveau-Brunswick pour que ses membres soient préparés et capables de faire leur promotion auprès de leurs visiteurs cibles.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

TOURISM (continued)

PROGRAM COMPONENTS

PRODUCT INNOVATION AND MARKET DEVELOPMENT — 1,367

The Product Innovation and Market Development Branch focuses on researching, analyzing and understanding New Brunswick's current and potential customers and their product needs while also working with the regional and municipal tourism organizations to ensure their members and businesses have the tools they need to attract and service the visitors to New Brunswick. The branch plays a key role in bringing a heightened level of entrepreneurship and innovation to the tourism industry along with an approach to growth founded in data. The branch is also responsible for providing vision and leadership around product innovation to the New Brunswick tourism industry.

TRADE SALES AND PARTNERSHIPS — 2,194

The Trade Sales and Partnerships Branch has a focus on building "business to business" relationships/partnerships with travel influencers that have the ability to drive visitation and business to New Brunswick's tourism industry. The branch is responsible for positioning and promoting New Brunswick as a tourism destination through travel trade channels while also finding synergies with other levels of government to assist the Department in achieving its goals.

TOTAL — 11,531

TOURISME (suite)

ÉLÉMENTS DU PROGRAMME

INNOVATION DES PRODUITS ET DÉVELOPPEMENT DES MARCHÉS — 1,367

La Direction de l'innovation des produits et du développement des marchés effectue des recherches et des analyses pour comprendre les clients actuels et potentiels du Nouveau-Brunswick et leurs besoins en matière de produits tout en travaillant avec les organisations touristiques régionales et municipales pour que leurs membres et leurs entreprises aient les outils dont ils ont besoin pour attirer et servir les visiteurs au Nouveau-Brunswick. La Direction joue un rôle clé en rehaussant le niveau d'entrepreneuriat et d'innovation de l'industrie touristique et en adoptant une approche de la croissance fondée sur les données. Elle joue aussi un rôle de chef de file auprès de l'industrie touristique du Nouveau-Brunswick en la dotant d'une vision pour la création de nouveaux produits.

VENTES ET PARTENARIATS COMMERCIAUX — 2,194

La Direction des ventes et partenariats commerciaux s’emploie à établir des relations et des partenariats « interorganisationnels » avec des influenceurs touristiques capables de stimuler le tourisme et les affaires pour l'industrie touristique du Nouveau-Brunswick. Elle s'occupe de positionner et de promouvoir le Nouveau-Brunswick en tant que destination touristique par l'intermédiaire de l'industrie du voyage et de trouver des synergies avec d'autres ordres de gouvernement pour aider le Ministère à atteindre ses buts.

TOTAL — 11,531

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME

DEPARTMENT OF TOURISM, HERITAGE AND CULTURE

MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE

ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

COVID-19 PANDEMIC / PANDÉMIE DE COVID-19

PROGRAM OBJECTIVES

To provide funding to support the response and recovery efforts related to the COVID-19 Pandemic.

OBJECTIFS DU PROGRAMME

Pour accorder des fonds afin d’appuyer les efforts de réponse et de relance à la suite de la pandémie de COVID-19.

TOTAL	7,265	TOTAL
TOTAL - DEPARTMENT OF TOURISM, HERITAGE AND CULTURE	61,835	TOTAL - MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
Less amounts authorized by law	47	Moins crédits autorisés par la loi
TO BE VOTED	61,788	À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2021–2022 ESTIMATE / PRÉVISIONS
5,575	5,893	Capital Improvements / Amélioration des installations	6,425
4,545	4,227	Strategic Infrastructure / Infrastructure stratégique	4,275
10,120	10,120	TOTAL	10,700

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2021–2022 ESTIMATE / PRÉVISIONS
1,200	1,200	Arts Development Trust Fund / Fonds en fiducie pour l'avancement des arts……………………………………………	1,200
370	3,093	GO NB! - Taking Action Through Sport / Allez-y NB! - L'action par le sport………………………………	370
60	15	Parlee Beach Maintenance / Entretien de la plage Parlee………	60
1,000	890	Sport Development Trust Fund / Fonds en fiducie pour l'avancement du Sport……………………………………………	1,000
10	0	Viscount Bennett Trust Fund / Fonds en fiducie du Vicomte Bennett……………………..…………………………………	10
2,640	5,198	TOTAL..............………..	2,640

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
SPECIAL OPERATING AGENCY / ORGANISME DE SERVICE SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2021–2022 ESTIMATE / PRÉVISIONS
		Tourism, Heritage and Culture Special Operating Agency / Tourisme, Patrimoine et Culture - Organisme de service spécial	
1,585	1,418	Opening Balance / Solde d'ouverture	553
		Revenue / Recettes	
950	723	Mactaquac Golf Course / Terrain de golf Mactaquac	910
4,613	723	Hopewell Rocks Provincial Park / Parc provincial Hopewell Rocks	740
192	150	Sugarloaf Lodge / Pavillon Sugarloaf	167
385	247	Parlee Beach Campground / Terrain de camping de la plage Parlee	270
6,140	1,843	Total Revenue / Recettes globales	2,087
		Expenditures / Dépenses	
900	993	Mactaquac Golf Course / Terrain de golf Mactaquac	910
4,513	1,204	Hopewell Rocks Provincial Park / Parc provincial Hopewell Rocks	740
186	259	Sugarloaf Lodge / Pavillon Sugarloaf	164
312	252	Parlee Beach Campground / Terrain de camping de la plage Parlee	246
5,911	2,708	Total Expenditures / Dépenses globales	2,060
1,814	553	Closing Balance / Solde de clôture	580
		TO BE VOTED / À VOTER	0

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES

DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE

ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2021–2022 ESTIMATE / PRÉVISIONS
14,702	14,702	Administration / Administration	14,937
1,190	1,190	Policy and Legislative Affairs / Politiques et affaires législatives	1,214
74,687	73,687	Maintenance / Entretien	77,346
68,894	68,894	Winter Maintenance / Entretien pendant l'hiver	69,483
3,025	3,025	Bridge and Highway Construction / Construction des ponts et des routes	3,128
136,096	135,096	Buildings Group / Groupe des bâtiments	137,072
22,752	30,026	New Brunswick Highway Corporation / Société de voirie du Nouveau-Brunswick	24,220
0	5,475	COVID-19 Pandemic / Pandémie de COVID-19	2,800
321,346	332,095	TOTAL - Gross Ordinary / Compte brute ordinaire	330,200

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

ADMINISTRATION		ADMINISTRATION
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide overall management, policy direction and administrative support to all departmental programs.		Assurer un service général de gestion, d'orientation stratégique et de soutien administratif en ce qui concerne tous les programmes du ministère.
PROGRAM COMPONENTS		**ÉLÉMENTS DU PROGRAMME**
FINANCIAL AND ADMINISTRATIVE SERVICES	5,203	SERVICES DES FINANCES ET DE L'ADMINISTRATION
To provide executive direction and support to the department in matters of accounting, budgeting and financial control.		Fournir une orientation et un soutien à la direction du Ministère dans les domaines de la comptabilité, de l'établissement des budgets et du contrôle financier.
STRATEGIC SERVICES	2,179	SERVICES STRATÉGIQUES
To provide executive direction and support to the department in matters of performance excellence and continuous improvement, property services and claims management, policy and legislative affairs, intermodal transportation, information management and technology, supply chain management, and the Vehicle Management Agency.		Fournir une orientation et un soutien à la direction du Ministère en ce qui concerne l'excellence du rendement et l'amélioration continue, les services immobiliers et la gestion des réclamations, les politiques et les affaires législatives, le transport intermodal, la technologie et la gestion de l'information, la gestion de la chaîne d'approvisionnement et l'Agence de gestion des véhicules.
PAYROLL BURDEN	3,383	CHARGE DE LA FEUILLE DE PAIE
Provision for the Department's Worksafe NB costs (with the exception of Vehicle Management Agency).		Établir une provision pour les coûts du Ministère relatifs à Travail sécuritaire NB (sauf en ce qui concerne l'Agence de gestion des véhicules).
DISTRICT ADMINISTRATION	4,172	ADMINISTRATION DES DISTRICTS
Provision of administrative support for transportation policies and programs on a district basis.		Assurer le soutien administratif nécessaire à l'application des programmes et des politiques de transport dans chaque district.
TOTAL	14,937	TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

POLICY AND LEGISLATIVE AFFAIRS

PROGRAM OBJECTIVES

To support the vision and mandate of DTI by providing advice, coordination, and direction on policy, programming, and legislation.

TOTAL 1,214

POLITIQUES ET AFFAIRES LÉGISLATIVES

OBJECTIFS DU PROGRAMME

Concrétiser la vision du ministère des Transports et de l'Infrastructure et l'aider à s'acquitter de son mandat en fournissant des conseils et en assurant une coordination et une orientation en ce qui concerne les politiques, les programmes et les mesures législatives.

TOTAL

MAINTENANCE

PROGRAM OBJECTIVES

To operate and maintain all designated highways, structures, ferries, a radio communication system, departmental buildings and grounds, and associated infrastructure.

PROGRAM COMPONENTS

OPERATIONS 986

Provision of managerial, technical and professional engineering expertise for the maintenance program and for public-private partnerships.

HIGHWAY MAINTENANCE - SUMMER 23,756

Provision of summer maintenance services on the provincial highway network.

BRIDGE MAINTENANCE 11,770

Provision of structural maintenance and inspection of provincial bridges, culverts, and seawalls associated with the provincial highway network.

TRAFFIC ENGINEERING 5,725

Provision of technical support regarding traffic safety, traffic control devices, signage and lighting requirements in the design, construction and maintenance of highways.

ENTRETIEN

OBJECTIFS DU PROGRAMME

Exploiter et entretenir toutes les routes désignées, les ouvrages d'art, les traversiers, un système de radiocommunication, les bâtiments et terrains du Ministère ainsi que l'infrastructure qui y est associée.

ÉLÉMENTS DU PROGRAMME

OPÉRATIONS

Offrir des conseils techniques et de gestion professionnels en ingénierie pour le programme d'entretien et les partenariats public-privé.

ENTRETIEN DES ROUTES EN ÉTÉ

Assurer les services d'entretien en été des routes du réseau routier provincial.

ENTRETIEN DES PONTS

Effectuer l’entretien et l’inspection structurels des ponts provinciaux, des ponceaux et des ouvrages longitudinaux associés au réseau routier provincial.

TECHNIQUES DE LA CIRCULATION

Assurer un soutien technique relatif à la sécurité routière, aux dispositifs de régulation de la circulation, à la signalisation et aux exigences en matière d’éclairage pour la conception, la construction et l’entretien des routes.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

MAINTENANCE (continued)		ENTRETIEN (suite)
FERRY OPERATIONS	25,115	EXPLOITATION DES TRAVERSIERS
Provision of vehicle-passenger ferry services as connecting links to the provincial highway system.		Fournir des services de traversier pour passagers et véhicules assurant le lien avec le réseau routier provincial.
RADIO COMMUNICATIONS	9,536	RADIO COMMUNICATIONS
Provision and administration of various types of radio communications systems including the New Brunswick Trunked Mobile Radio (NBTMR), the province's Public Safety Radio Communications system, providing emergency communications support to various First Responders, emergency measures and volunteer organizations as well as, the operations and maintenance of the Provincial Integrated Radio System (IRCS) and the operation of the Provincial Mobile Communications Center (PMCC). Provision and administration of AVL/GPS services for the Government fleet of vehicles.		Fourniture et administration de divers types de systèmes de radiocommunications, dont le système de radiocommunications mobiles à ressources partagées du Nouveau-Brunswick (RMRPNB), du système provincial de radiocommunications pour la sécurité publique assurant le soutien des communications d’urgence pour divers premiers intervenants et organismes de mesures d’urgence et de bénévoles, exploitation et entretien du réseau intégré de radiocommunications provincial (RIRC) et exploitation du Centre provincial de communications mobiles (CPCM). Fourniture et administration des services de LAV par GPS pour le parc de véhicules du gouvernement.
ENVIRONMENTAL SERVICES	458	SERVICES ENVIRONNEMENTAUX
To provide environmental services for the delivery of various departmental programs. Environmental services include technical advice and support, conducting environmental and archaeological assessments, obtaining various permits and approvals, contaminated sites management, water systems management, environmental training, follow-up and compliance monitoring, wildlife management, fish and wetland habitat offsetting, and First Nations Consultation and engagement.		Fournir des services environnementaux pour la prestation de divers programmes ministériels. Les services environnementaux comprennent le soutien et des conseils techniques, la réalisation d’évaluations environnementales et archéologiques, l’obtention de divers permis et autorisations, la gestion des sites contaminés, la gestion des réseaux d’alimentation en eau, la formation sur l’environnement, le suivi et la surveillance de la conformité, la gestion de la faune, la compensation de l’habitat des poissons et des terres humides, ainsi que la consultation et la mobilisation des Premières Nations.
TOTAL	77,346	TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

WINTER MAINTENANCE

PROGRAM OBJECTIVES

To provide winter maintenance services including snow removal and ice control on the provincial highway network.

TOTAL 69,483

BRIDGE AND HIGHWAY CONSTRUCTION

PROGRAM OBJECTIVES

To provide professional and technical support services for the project development, strategic partnering initiatives, planning as well as surveying, design and construction of highways and bridges. As well as land acquisition for highways, buildings and other government departments and property disposal for government.

PROGRAM COMPONENTS

HIGHWAY DESIGN 644

Coordination of funding and activities related to the provincial arterial highway program, provincial bridge program, federal-provincial contribution agreements and other major project areas. Provide material testing, research, engineering application support, engineering surveys, hydraulic, and geological/geotechnical engineering services in support of project designs. Complete designs and prepare tender documents for grading, paving, structures and the designated highway program as well as provide structural maintenance and inspection of provincial bridges, culverts and seawalls.

ENTRETIEN PENDANT L'HIVER

OBJECTIFS DU PROGRAMME

Assurer les services d'entretien en hiver, dont le déneigement et le déglaçage, du réseau routier provincial.

TOTAL 69,483

CONSTRUCTION DES PONTS ET DES ROUTES

OBJECTIFS DU PROGRAMME

Fournir des services de soutien professionnel et technique pour l'élaboration de projets, les initiatives de partenariats stratégiques, ainsi que pour la planification, l'arpentage, la conception et la construction de routes et de ponts. Offrir des services d'acquisition de terrains pour les routes et les bâtiments et pour le compte d'autres ministères, de même que des services d'aliénation de biens gouvernementaux.

ÉLÉMENTS DU PROGRAMME

TRACÉ DES ROUTES 644

Coordonner les activités et le financement liés au programme provincial d’amélioration des routes de grande communication, au programme provincial des ponts, aux accords de contribution fédéraux-provinciaux et à d’autres secteurs de projets importants. Effectuer l’essai des matériaux et des recherches, fournir un soutien pour les applications d’ingénierie, effectuer des levés techniques et assurer la prestation de services techniques dans les domaines hydraulique, géologique et géotechnique afin de soutenir la conception des projets. Concevoir les travaux et préparer les documents d’appel d’offres pour le terrassement, l’asphaltage, les ouvrages d’art et le programme des routes désignées, et effectuer l’entretien et l’inspection structurels des ponts, des ponceaux et des ouvrages longitudinaux de la province.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

BRIDGE AND HIGHWAY CONSTRUCTION (continued)

PROJECT DEVELOPMENT AND ASSET MANAGEMENT — 1,246

The Project Development and Asset Management Branch (PDAM) plans and implements highway initiatives to support public safety and the economic well-being of the province. This includes providing tactical and technical advice to facilitate the capital rehabilitation of DTI assets as supported by data collection systems and asset modeling. In addition, the branch develops trucking policy and partnerships with industry and issues special permits for the movement of indivisible oversize and/or overweight loads, as well as unique vehicle configurations traveling on New Brunswick highways.

CONSTRUCTION — 512

Monitor contracts and projects for construction and rehabilitation of provincial highways and bridges to ensure completion in accordance with the issued plans and specifications.

PROPERTY SERVICES BRANCH — 726

Responsible for the preparation of legal surveys; valuation and acquisition of properties for highway and government infrastructure projects; expropriation process; management, maintenance and disposal of surplus government properties; personal and real property damage claims involving the department; discontinuance of highways; status of roads; land use, highway usage and access control permitting and review and acceptance of public streets.

Property Management	1,576	
Recovered by chargeback	(850)	
TOTAL		3,128

CONSTRUCTION DES PONTS ET DES ROUTES (suite)

ÉLABORATION DE PROJETS, GESTION DES ACTIFS

La Direction de l'élaboration de projets et de la gestion des biens planifie et met en œuvre des projets routiers pour assurer la sécurité du public et soutenir le bien-être économique de la province. Elle fournit des conseils tactiques et techniques afin de faciliter la remise en état des actifs du MTI avec le soutien des systèmes de collecte de données et la modélisation des actifs. De plus, la Direction établit des politiques sur le camionnage et des partenariats avec l'industrie, et elle délivre des permis spéciaux pour le transport de charges indivisibles de poids ou de dimensions excédentaires ainsi que pour des configurations particulières de véhicules sur le réseau routier du Nouveau-Brunswick.

CONSTRUCTION

Surveiller les contrats et les projets de construction et de réfection des routes et des ponts provinciaux pour qu'ils soient exécutés conformément aux plans et devis.

DIRECTION DES SERVICES IMMOBILIERS

Assumer les fonctions suivantes : préparation des levés officiels: évaluation et acquisition de biens pour les projets routiers et d'infrastructure du gouvernement; direction du processus d'expropriation; gestion, entretien et aliénation des biens excédentaires du gouvernement; règlement des réclamations pour dommages matériels et personnels concernant le Ministère; désaffectation des routes; statut des routes; délivrance des permis d'utilisation des terres, d'usage routier et de contrôle de l'accès; examen et acceptation des rues publiques.

Gestion des biens	1 576
Récupération par facturation	(850)

TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

BUILDINGS GROUP		GROUPE DES BÂTIMENTS
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide suitable facilities for government departments.		Fournir des locaux adéquats à tous les ministères gouvernementaux.
PROGRAM COMPONENTS		**ÉLÉMENTS DU PROGRAMME**
DESIGN AND CONSTRUCTION	1,521	CONCEPTION ET CONSTRUCTION
Management of planning, design, construction and renovation of public buildings.		Administrer la planification, la conception, la construction et la rénovation des bâtiments publics.
FACILITIES MANAGEMENT	62,488	GESTION DES LOCAUX
Operation and maintenance of provincial properties and management of leased buildings.		Assurer l'utilisation et l'entretien des biens de la province, ainsi que la gestion des bâtiments loués à bail.
GRANT IN LIEU OF MUNICIPAL REAL PROPERTY TAXES	73,063	SUBVENTION EN REMPLACEMENT DE L'IMPÔT FONCIER MUNICIPAL
To provide funding for grants to municipalities in lieu of municipal real property tax.		Fournir le financement nécessaire pour accorder aux municipalités des subventions en remplacement de l'impôt foncier municipal.
TOTAL	137,072	TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

NEW BRUNSWICK HIGHWAY CORPORATION / SOCIÉTÉ DE VOIRIE DU NOUVEAU-BRUNSWICK

PROGRAM OBJECTIVES

To provide funding to the Corporation for payment of highway maintenance and other related costs for designated sections of the highway network.

OBJECTIFS DU PROGRAMME

Fournir des fonds à la société afin de payer les frais d'entretien des routes et d'autres frais connexes pour certains tronçons désignés du réseau routier.

TOTAL	24,220	TOTAL

COVID-19 PANDEMIC / PANDÉMIE DE COVID-19

PROGRAM OBJECTIVES

To provide funding to support the response and recovery efforts related to the COVID-19 Pandemic.

OBJECTIFS DU PROGRAMME

Pour accorder des fonds afin d’appuyer les efforts de réponse et de relance à la suite de la pandémie de COVID-19.

TOTAL	2,800	TOTAL
TOTAL - DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE	330,200	TOTAL - MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
Less amounts authorized by law	23,728	Moins crédits autorisés par la loi
TO BE VOTED	306,472	À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2021–2022 ESTIMATE / PRÉVISIONS
44,380	29,370	Bridges / Ponts	46,820
137,590	210,800	Highways / Routes	180,240
10,000	13,760	Municipal Designated Highway Program / Programme d'amélioration des routes provinciales désignées dans les municipalitiés	10,000
87,315	53,045	Federal-Provincial Cost-Shared Program / Programme fédéral-provincial à frais partagés	70,670
15,000	15,400	Vehicle Management Agency / Agence de gestion des véhicules	18,000
209,549	172,488	Public Works and Infrastructure / Travaux publics et infrastructure	249,658
503,834	494,863	TOTAL	575,388

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2021–2022 ESTIMATE / PRÉVISIONS
		PUBLIC WORKS AND INFRASTRUCTURE / TRAVAUX PUBLICS ET INFRASTRUCTURE	
2,900	3,500	Capital Administration / Gestion des immobilisations...............	2,900
		Capital Construction / Installations permanentes	
700	700	Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches……………………………………………	0
50,185	29,985	Education and Early Childhood Development / Éducation et Développement de la petite enfance………………………………	52,160
78,872	47,622	Health / Santé ………………………………………………….	83,900
0	0	Justice and Public Safety / Justice et Sécurité publique……..…	7,500
3,767	3,836	Service New Brunswick / Service Nouveau-Brunswick……….	1,489
6,750	6,660	Transportation and Infrastructure / Transports et Infrastructure…………………………………………………….	15,800
140,274	88,803	Total Capital Construction / Total des installations permanentes…………………………..………………………	160,849
		Capital Improvements / Améliorations des biens immobiliers	
20,000	24,440	Education and Early Childhood Development / Éducation et Développement de la petite enfance………………………………	20,000
21,000	20,941	Health / Santé ………………………………………………….	18,450
50	50	Legislative Assembly / Assemblée législative……..……………	50
4,100	4,100	Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail…………………………….	3,814
21,225	30,654	Transportation and Infrastructure / Transports et Infrastructure…………………………………………………….	43,595
66,375	80,185	Total Capital Improvements / Total des améliorations des biens immobiliers…………………………………………………	85,909
209,549	172,488	TOTAL - PUBLIC WORKS AND INFRASTRUCTURE / TOTAL - TRAVAUX PUBLICS ET INFRASTRUCTURE…………………………….	249,658

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2021–2022 ESTIMATE / PRÉVISIONS
100	20	Government House / Résidence du lieutenant-gouverneur…….	120
1,800	1,800	Land Management Fund / Fonds pour l'aménagement des terres…………………………………………………………	1,800
1,900	1,820	TOTAL……………………………………………………………	1,920

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
SPECIAL OPERATING AGENCY / ORGANISME DE SERVICE SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2021–2022 ESTIMATE / PRÉVISIONS
		Vehicle Management Agency / Agence de gestion des véhicules	
		Revenue / Recettes	
89,800	80,000	Chargebacks / Rétrofacturation	85,100
500	850	Revenue from Sales of Vehicles and Equipment / Recettes provenant de la vente de véhicules et de matériel	500
90,300	80,850	Total Revenue / Recettes globales	85,600
		Expenditure / Dépenses	
89,800	78,100	Total Expenditures / Dépenses globales	85,100
500	2,750	Surplus (Deficit) / Excédent (Déficit)	500
		TO BE VOTED / À VOTER	0

--- Section 4 ---

REVENUE / RECETTES

COMPARATIVE STATEMENT OF ESTIMATED **GROSS** REVENUE /
ÉTAT COMPARATIF DES RECETTES **BRUTES** PRÉVUES
BY DEPARTMENT / PAR MINISTÈRE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	DEPARTMENT / MINISTÈRE	2021–2022 ESTIMATE / PRÉVISIONS
10,503	10,676	Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches	10,661
33,183	33,183	Education and Early Childhood Development / Éducation et Développement de la petite enfance	33,565
3,803	3,803	Environment and Local Government / Environnement et Gouvernements locaux	3,803
8,517,789	8,546,195	Finance and Treasury Board / Finances et Conseil du Trésor	8,453,665
2,710	2,710	General Government / Gouvernement général	2,835
70,223	73,285	Health / Santé	76,599
224,518	226,303	Justice and Public Safety / Justice et Sécurité publique	223,842
495	495	Legislative Assembly / Assemblée législative	495
82,062	79,878	Natural Resources and Energy Development / Ressources naturelles et Développement de l'énergie	82,188
14,185	15,480	Opportunities New Brunswick / Opportunités Nouveau-Brunswick	19,545
643,300	629,775	Other Agencies / Autres organismes	667,746
157,087	159,517	Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail	182,886
83,652	77,652	Social Development / Développement social	81,491
3,540	4,406	Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture	3,540
7,511	7,292	Transportation and Infrastructure / Transports et Infrastructure	7,351
9,854,561	9,870,650	Total - Gross Revenue from Ordinary Account / Recettes brutes de compte ordinaire	9,850,212
		Less: Inter-account Transactions / Moins : Opérations intercomptes	
8,129	8,129	Finance and Treasury Board / Finances et Conseil du Trésor	8,129
7,074	7,109	Other Agencies / Autres organismes	7,372
15,203	15,238	Total - Inter-account Transactions / Opérations intercomptes	15,501
9,839,358	9,855,412	TOTAL - Ordinary Account (net) / Compte ordinaire (net)	9,834,711

COMPARATIVE STATEMENT OF ESTIMATED **GROSS** REVENUE /
ÉTAT COMPARATIF DES RECETTES **BRUTES** PRÉVUES
BY SOURCE / SELON LA PROVENANCE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Taxes / Taxes et impôts	
1,902,000	1,813,000	Personal Income Tax / Impôt sur le revenu des particuliers	1,748,000
367,900	352,200	Corporate Income Tax / Impôt sur le revenu des sociétés	358,900
1,900	0	Metallic Minerals Tax / Taxe sur les minéraux métalliques	1,000
538,000	544,000	Provincial Real Property Tax / Impôt foncier provincial	554,000
1,538,300	1,454,500	Harmonized Sales Tax / Taxe de vente harmonisée	1,529,700
206,000	183,000	Gasoline and Motive Fuels Tax / Taxe sur l'essence et les carburants	197,500
129,000	114,000	Carbon Emitting Products Tax / Taxe sur les produits émetteurs de carbone	127,000
124,000	139,000	Tobacco Tax / Taxe sur le tabac	128,000
500	500	Pari-Mutuel Tax / Taxe sur le pari mutuel	500
61,400	61,500	Insurance Premium Tax / Taxe sur les primes d'assurance	62,000
28,000	39,000	Real Property Transfer Tax / Taxe sur le transfert de biens réels	31,000
25,000	25,000	Financial Corporation Capital Tax / Taxe sur le capital des corporations financières	25,000
7,000	6,500	Cannabis Duty / Droit sur le cannabis	6,800
14,500	16,500	Penalties and Interest / Pénalités et intérêts	17,000
4,943,500	4,748,700	Sub-Total - Taxes / Total partiel - taxes et impôts	4,786,400
		Return on Investment / Produits de placements	
218,700	229,100	Net Income / Bénéfice net	251,700
26,025	15,993	Interest and Investment Income / Intérêts créditeurs et revenus de placements	20,783
1,201	1,200	Other / Autres	1,200
245,926	246,293	Sub-Total - Return on Investment / Total partiel - produits de placements	273,683
		Licences and Permits / Licences et permis	
143,255	142,455	Motor Vehicle / Véhicules à moteur	143,355
1,000	1,000	Liquor Control and Regulation / Réglementation des alcools	1,000
4,398	3,881	Fish and Wildlife / Poisson et faune	4,423
15	10	Forests / Forêts	15
1,162	970	Mines / Mines	1,171
13,198	12,534	General / Recettes générales	12,929
163,028	160,850	Sub-Total - Licences and Permits / Total partiel - licences et permis	162,893

COMPARATIVE STATEMENT OF ESTIMATED GROSS REVENUE /
ÉTAT COMPARATIF DES RECETTES BRUTES PRÉVUES
BY SOURCE / SELON LA PROVENANCE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		Sale of Goods and Services / Vente de biens et services	
43,774	39,941	Institutional / Établissements	50,432
28,456	27,451	Intergovernmental / Intergouvernementale	28,456
2,344	2,069	Provincial Parks / Parcs provinciaux	2,344
114,278	114,305	Leases and Rentals / Baux et locations	116,413
286,423	266,270	General / Recettes générales	276,906
475,275	450,036	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	474,551
		Royalties / Redevances	
68,100	67,800	Forests / Forêts	68,100
1,985	1,355	Mines / Mines	1,985
70,085	69,155	Sub-Total - Royalties / Total partiel - redevances	70,085
		Agency Revenues / Recettes des organismes	
166,200	118,280	New Brunswick Lotteries and Gaming Corporation / Société des loteries et des jeux du Nouveau-Brunswick	156,600
3,000	10,000	Cannabis Management Corporation / Société de gestion du cannabis	11,000
169,200	128,280	Sub-Total - Agency Revenues / Total partiel - Recettes des organismes	167,600
6,605	6,651	Fines and Penalties / Amendes et peines	6,844
75,519	79,545	Miscellaneous / Recettes diverses	78,045
6,149,138	5,889,510	TOTAL - Own Source Revenue / Recettes de provenance interne	6,020,101

COMPARATIVE STATEMENT OF ESTIMATED GROSS REVENUE /
ÉTAT COMPARATIF DES RECETTES BRUTES PRÉVUES
BY SOURCE / SELON LA PROVENANCE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		Unconditional Grants - Canada / Subventions inconditionnelles - Canada	
2,210,279	2,210,279	Fiscal Equalization Payments / Paiements de péréquation	2,274,357
860,159	860,377	Canada Health Transfer / Transfert canadien en matière de santé	880,700
308,633	308,711	Canada Social Transfer / Transfert canadien en matière de programmes sociaux	316,000
1,866	1,866	Other / Autres	1,866
3,380,937	3,381,233	Sub-Total - Unconditional Grants - Canada / Total partiel - subventions inconditionnelles - Canada	3,472,923
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
35,487	254,226	Central Government Services / Services généraux du gouvernement	38,288
390	300	Economic Development / Développement économique	200
171,542	200,695	Education / Éducation	196,967
73,523	72,606	Health / Santé	81,015
3,854	3,854	Social Services / Services sociaux	3,854
39,690	68,226	Other / Autres recettes	36,864
324,486	599,907	Sub-Total - Conditional Grants - Canada / Total partiel - subventions conditionnelles - Canada	357,188
3,705,423	3,981,140	TOTAL - Grants from Canada / Subventions du Canada	3,830,111
9,854,561	9,870,650	TOTAL	9,850,212

COMPARATIVE STATEMENT OF ESTIMATED **GROSS** REVENUE /
ÉTAT COMPARATIF DES RECETTES **BRUTES** PRÉVUES
BY DEPARTMENT / PAR MINISTÈRE
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	DEPARTMENT / MINISTÈRE	2021–2022 ESTIMATE / PRÉVISIONS
		Gross Capital Revenue / Recettes brutes en capital	
100	40	Natural Resources and Energy Development / Ressources naturelles et Développement de l'énergie	100
50	50	Social Development / Développement social	50
38,723	30,205	Transportation and Infrastructure / Transports et Infrastructure	52,786
38,873	30,295	TOTAL	52,936

COMPARATIVE STATEMENT OF ESTIMATED **GROSS** REVENUE /
ÉTAT COMPARATIF DES RECETTES **BRUTES** PRÉVUES
BY SOURCE / SELON LA PROVENANCE
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		Gross Capital Revenue / Recettes brutes en capital	
		Capital Recoveries - Own Source / Recouvrements au compte de capital - provenance interne	
5,025	7,490	Other / Autres recouvrements	3,650
5,025	7,490	TOTAL - Capital Recoveries - Own Source / Recouvrements au compte de capital - provenance interne	3,650
		Capital Recoveries - Canada / Recouvrements au compte de capital - Canada	
29,489	15,740	Transportation / Transports	23,815
970	1,784	Economic Development / Développement économique	24,046
3,389	5,281	Other / Autres recouvrements	1,425
33,848	22,805	TOTAL - Capital Recoveries - Canada / Recouvrements au compte de capital - Canada	49,286
38,873	30,295	TOTAL	52,936

COMPARATIVE STATEMENT OF ESTIMATED **GROSS** REVENUE /
ÉTAT COMPARATIF DES RECETTES **BRUTES** PRÉVUES
BY DEPARTMENT / PAR MINISTÈRE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	DEPARTMENT / MINISTÈRE	2021–2022 ESTIMATE / PRÉVISIONS
54,090	49,090	Education and Early Childhood Development / Éducation et Développement de la petite enfance	54,090
9,500	9,500	Environment and Local Government / Environnement et Gouvernements locaux	45,500
1,466	666	Finance and Treasury Board / Finances et Conseil du Trésor	716
1,500	2,800	Health / Santé	1,500
11,334	13,195	Justice and Public Safety / Justice et Sécurité publique	16,143
7,690	7,761	Natural Resources and Energy Development / Ressources naturelles et Développement de l'énergie	4,807
300	306	Opportunities New Brunswick / Opportunités Nouveau-Brunswick	300
3,075	2,984	Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail	3,075
692	415	Social Development / Développement social	698
2,659	5,806	Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture	2,659
685	1,008	Transportation and Infrastructure / Transports et Infrastructure	650
92,991	93,531	Total - Gross Revenue from Special Purpose Account / Recettes brutes de compte à but spécial	130,138
		Less: Inter-account Transactions / Moins : Opérations intercomptes	
1,400	2,780	Health / Santé	1,400
1,400	2,780	Total - Inter-account Transactions / Opérations intercomptes	1,400
91,591	90,751	TOTAL - Special Purpose Account (net) / Compte à but spécial (net)	128,738

COMPARATIVE STATEMENT OF ESTIMATED **GROSS** REVENUE /
ÉTAT COMPARATIF DES RECETTES **BRUTES** PRÉVUES
BY SOURCE / SELON LA PROVENANCE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
10	10	Archives Trust Account / Compte en fiducie pour les archives	10
1,200	1,200	Arts Development Trust Fund / Fonds en fiducie pour l'avancement des arts	1,200
2,700	2,609	Canada Student Loans / Régime canadien de prêts aux étudiants	2,700
449	575	Canadian Family Justice Fund / Fonds canadien de justice familiale	513
1,400	600	Cannabis Education and Awareness Fund / Fonds d'éducation et de sensibilisation en matière de cannabis	650
0	0	Climate Change Fund / Fonds pour les changements climatiques	36,000
692	415	CMHC Funding Account / Compte de financement de la SCHL	698
30	30	Computers for Schools / Ordinateurs pour les écoles	30
1,157	1,157	Crime Prevention / Prévention de la criminalité	1,346
9,500	9,500	Environmental Trust Fund / Fonds en fiducie pour l'environnement	9,500
8,000	8,000	First Nations Educational Fund / Fonds d'éducation des Premières nations	8,000
370	3,567	GO NB! - Taking Action Through Sport / Allez-y NB! - L'action par le sport	370
1,500	2,800	Health Services Liability Protection Plan / Plan de protection de la responsabilité-services de santé	1,500
606	306	International Education Services / Services d'éducation internationale	606
685	1,008	Land Management Fund / Fonds pour l'aménagement des terres	650
300	300	Library Trust Fund / Fonds en fiducie pour les bibliothèques	300
1,850	2,127	Municipal Police Assistance Account / Compte d'aide aux services de police municipaux	1,895
207	207	National Safety Code Agreement / Entente concernant le Code national de sécurité	207
5,300	6,567	NB 911 Service Fund / Fonds pour le service d'urgence NB 911	10,365
79	29	Parlee Beach Maintenance / Entretien de la plage Parlee	79
150	150	Provincial Proceeds of Crime / Unité provinciale des produits de la criminalité	150
4,920	4,926	Recoverable Projects / Projets à frais recouvrables	1,952
190	190	Scholarships and Trusts / Bourses et fiducies	190
39,138	37,038	School District Projects / Projets de districts scolaires	39,138
6,126	3,526	School District Self-sustaining Funds / Fonds autonomes de districts scolaires	6,126
1,000	1,000	Sport Development Trust Fund / Fonds en fiducie pour l'avancement du sport	1,000
56	56	Strait Crossing Finance Inc. / Strait Crossing Finance Inc.	56
290	290	Suspended Driver - Impaired Driving Re-education Program / Programme de réhabilitation des conducteurs ayant perdu leur permis pour conduite avec les facultés affaiblies	290
1,610	1,702	Trail Management Trust Fund / Fonds en fiducie pour la gestion des sentiers	1,705
1,931	2,122	Victim Services Account / Compte pour les services aux victimes	1,377
10	10	Viscount Bennett Trust Fund / Fonds en fiducie du Vicomte Bennett	10
1,535	1,514	Wildlife Trust Fund / Fonds en fiducie pour la faune	1,525
92,991	93,531	TOTAL	130,138

COMPARATIVE STATEMENT OF ESTIMATED **GROSS** REVENUE /
ÉTAT COMPARATIF DES RECETTES **BRUTES** PRÉVUES
BY DEPARTMENT / PAR MINISTÈRE
SPECIAL OPERATING AGENCIES / ORGANISMES DE SERVICES SPÉCIAUX

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	DEPARTMENT / MINISTÈRE	2021–2022 ESTIMATE / PRÉVISIONS
		Gross Revenue from Special Operating Agencies / Recettes brutes d'organismes de services spéciaux	
0	24	Opportunities New Brunswick / Opportunités Nouveau-Brunswick	0
6,270	5,725	Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail	4,387
100,777	86,621	Regional Development Corporation / Société de développement régional	169,548
6,140	1,843	Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture	2,087
90,300	80,850	Transportation and Infrastructure / Transports et Infrastructure	85,600
203,487	175,063	Total - Gross Revenue from Special Operating Agencies / Recettes brutes d'organismes de services spéciaux	261,622
		Less: Inter-account Transactions / Moins : Opérations intercomptes	
4,110	3,794	Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail	3,384
12,500	12,364	Regional Development Corporation / Société de développement régional	15,000
89,800	80,000	Transportation and Infrastructure / Transports et Infrastructure	85,100
106,410	96,158	Total - Inter-account Transactions / Opérations intercomptes	103,484
97,077	78,905	TOTAL - Special Operating Agencies (net) / Organismes de services spéciaux (net)	158,138

COMPARATIVE STATEMENT OF ESTIMATED **GROSS** REVENUE /
ÉTAT COMPARATIF DES RECETTES **BRUTES** PRÉVUES
BY SOURCE / SELON LA PROVENANCE
SPECIAL OPERATING AGENCIES / ORGANISMES DE SERVICES SPÉCIAUX

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
1,600	750	Atlantic Fisheries Fund / Fonds des pêches de l'Atlantique	850
45,098	45,098	Building Canada Fund - Gas Tax Transfer / Fonds Chantiers Canada - transfert de taxe sur l'essence	47,148
8,725	5,000	Canada - New Brunswick Clean Water and Wastewater Fund / Canada - Nouveau-Brunswick Fonds pour l'eau potable et le traitment des eaux usées	0
20,000	22,000	Canada - New Brunswick Integrated Bilateral Agreement / Canada - Nouveau-Brunswick Entente bilatérale intégrée	108,000
0	409	Canada - New Brunswick Public Transit Infrastructure Fund / Canada - Nouveau-Brunswick Fonds pour les infrastructures du transport en commun	0
0	24	CyberNB / CyberNB	0
4,613	723	Hopewell Rocks Provincial Park / Parc provincial Hopewell Rocks	740
15,500	8,500	Low Carbon Economy Leadership Fund / Fonds du leadership pour une économie à faibles émissions de carbone	11,700
950	723	Mactaquac Golf Course / Terrain de golf Mactaquac	910
6,270	5,725	New Brunswick College of Craft and Design / New Brunswick College of Craft and Design	4,387
6,000	4,864	New Building Canada Fund - Small Communities Fund / Nouveau Fonds Chantiers Canada - Fonds des petites collectivités	1,850
3,854	0	Other Special Initiatives / Autres projets spéciaux	0
385	247	Parlee Beach Campground / Terrain de camping de la plage Parlee	270
192	150	Sugarloaf Lodge / Pavillon Sugarloaf	167
90,300	80,850	Vehicle Management Agency / Agence de gestion des véhicules	85,600
203,487	175,063	TOTAL	261,622

COMPARATIVE STATEMENT OF ESTIMATED **GROSS** REVENUE /
ÉTAT COMPARATIF DES RECETTES **BRUTES** PRÉVUES
BY DEPARTMENT / PAR MINISTÈRE
LOANS AND ADVANCES / PRÊTS ET AVANCES

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	DEPARTMENT / MINISTÈRE	2021–2022 ESTIMATE / PRÉVISIONS
2,500	1,250	Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches	700
7,000	6,200	Opportunities New Brunswick / Opportunités Nouveau-Brunswick	8,000
42,409	32,351	Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail	45,000
3,727	3,727	Social Development / Développement social	3,727
55,636	43,528	TOTAL	57,427

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES

DEPARTMENT OF AGRICULTURE, AQUACULTURE AND FISHERIES / MINISTÈRE DE L'AGRICULTURE, DE L'AQUACULTURE ET DES PÊCHES

ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Return on Investment / Produits de placements	
		Interest and Investment Income / Intérêts créditeurs et revenus de placements	
400	400	Interest on Loans / Intérêts sur prêts	400
400	400	Sub-Total - Return on Investment / Total partiel - produits de placements	400
		Licences and Permits / Licences et permis	
		General / Recettes générales	
18	18	Farm Products Commission - Licences / Commission des produits de ferme - permis	18
250	250	Fish Processing and Buyers Licences / Permis de traitement du poisson et permis d'acheteurs	250
268	268	Sub-Total - Licences and Permits / Total partiel - licences et permis	268
		Sale of Goods and Services / Vente de biens et services	
		Institutional / Établissements	
115	56	New Brunswick Aquarium and Marine Centre / Aquarium et Centre marin du Nouveau-Brunswick	115
		Leases and Rentals / Baux et locations	
550	550	Aquaculture Leases / Baux d'aquaculture	550
222	248	Blueberry Leases / Baux de bleuetières	230

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF AGRICULTURE, AQUACULTURE AND FISHERIES /
MINISTÈRE DE L'AGRICULTURE, DE L'AQUACULTURE ET DES PÊCHES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		General / Recettes générales	
210	135	Potato Plantlet Sales / Vente de plantules de pomme de terre	210
4,007	3,907	Veterinary Services / Services vétérinaires	4,157
30	97	Service Charges / Frais de service	30
5,134	4,993	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	5,292
		Miscellaneous / Recettes diverses	
10	224	Prior Years Expenditure Recoveries / Recouvrements des dépenses des années antérieures	10
1	1	NSF Cheque Charges / Frais pour chèques sans provision	1
60	60	Other Miscellaneous Revenue / Autres recettes diverses	60
71	285	Sub-Total - Miscellaneous / Total partiel - recettes diverses	71
5,873	5,946	**TOTAL - Own Source Revenue / Recettes de provenance interne**	6,031
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
		Other / Autres recettes	
800	800	NB Agricultural Insurance Commission / Commission de l'assurance agricole du N.-B.	800
3,830	3,930	Canadian Agricultural Partnership / Partenariat canadien pour l'agriculture	3,830
4,630	4,730	**TOTAL - Conditional Grants - Canada / Subventions conditionnelles - Canada**	4,630
10,503	10,676	**TOTAL**	10,661

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF AGRICULTURE, AQUACULTURE AND FISHERIES /
MINISTÈRE DE L'AGRICULTURE, DE L'AQUACULTURE ET DES PÊCHES
LOANS AND ADVANCES / PRÊTS ET AVANCES

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		Recoveries / Recouvrements	
500	250	*Agricultural Development Act / Loi sur l'aménagement agricole*	300
2,000	1,000	*Fisheries and Aquaculture Development Act / Loi sur le développement des pêches et de l'aquaculture*	400
2,500	1,250	**TOTAL**	700

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES

DEPARTMENT OF EDUCATION AND EARLY CHILDHOOD DEVELOPMENT / MINISTÈRE DE L'ÉDUCATION ET DU DÉVELOPPEMENT DE LA PETITE ENFANCE

ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Return on Investment / Produits de placements	
		Other / Autres recettes	
400	400	Recoveries - Provision for Losses / Recouvrements - provision pour pertes	400
400	400	Sub-Total - Return on Investment / Total partiel - produits de placements	400
		Licences and Permits / Licences et permis	
		General / Recettes générales	
170	170	Other Licences and Permits / Autres licences et permis	170
170	170	Sub-Total - Licences and Permits / Total partiel - licences et permis	170
		Sale of Goods and Services / Vente de biens et services	
		Institutional / Établissements	
0	0	Tuition Fees / Frais de scolarité	7,600
0	0	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	7,600
		Miscellaneous / Recettes diverses	
200	200	Prior Years Expenditure Recoveries / Recouvrements des dépenses des années antérieures	200
30	30	Other Miscellaneous Revenue / Autres recettes diverses	30
230	230	Sub-Total - Miscellaneous / Total partiel - recettes diverses	230
800	800	**TOTAL - Own Source Revenue / Recettes de provenance interne**	8,400

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF EDUCATION AND EARLY CHILDHOOD DEVELOPMENT /
MINISTÈRE DE L'ÉDUCATION ET DU DÉVELOPPEMENT DE LA PETITE ENFANCE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
		Education / Éducation	
6,900	6,900	First Nations students / Étudiants des Premières nations	0
700	700	Non-Resident Students / Étudiants non-résidents	0
15,057	15,057	Official Language in Education Agreement - Infrastructure Support / Entente concernant les langues officielles dans l'enseignement - aide à l'infrastructure	15,057
9,726	9,726	Multilateral Early Learning and Child Care Framework / Cadre multilatéral d'apprentissage et de garde des jeunes enfants	9,726
0	0	Education - other / Éducation - autre	382
32,383	32,383	**TOTAL - Conditional Grants - Canada / Subventions conditionnelles - Canada**	25,165
33,183	33,183	**TOTAL**	33,565

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF EDUCATION AND EARLY CHILDHOOD DEVELOPMENT /
MINISTÈRE DE L'ÉDUCATION ET DU DÉVELOPPEMENT DE LA PETITE ENFANCE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		Computers for Schools / Ordinateurs pour les écoles	
		Own Source Revenue / Recettes de provenance interne	
30	30	Miscellaneous Revenue / Recettes diverses	30
30	30	**TOTAL - Computers for Schools / Ordinateurs pour les écoles**	30
		First Nations Educational Fund / Fonds d'éducation des Premières nations	
		Own Source Revenue / Recettes de provenance interne	
8,000	8,000	Miscellaneous Revenue / Recettes diverses	8,000
8,000	8,000	**TOTAL - First Nations Educational Fund / Fonds d'éducation des Premières nations**	8,000
		International Education Services / Services d'éducation internationale	
		Own Source Revenue / Recettes de provenance interne	
606	306	Miscellaneous Revenue / Recettes diverses	606
606	306	**TOTAL - International Education Services / Services d'éducation internationale**	606
		Scholarships and Trusts / Bourses et fiducies	
		Own Source Revenue / Recettes de provenance interne	
30	30	Return on Investment / Produits de placements	30
160	160	Miscellaneous Revenue / Recettes diverses	160
190	190	**TOTAL - Scholarships and Trusts / Bourses et fiducies**	190

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF EDUCATION AND EARLY CHILDHOOD DEVELOPMENT /
MINISTÈRE DE L'ÉDUCATION ET DU DÉVELOPPEMENT DE LA PETITE ENFANCE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		School District Projects / Projets de districts scolaires	
		Own Source Revenue / Recettes de provenance interne	
39,138	37,038	Miscellaneous Revenue / Recettes diverses	39,138
39,138	37,038	**TOTAL - School District Projects / Projets de districts scolaires**	39,138
		School District Self-sustaining Funds / Fonds autonomes de districts scolaires	
		Own Source Revenue / Recettes de provenance interne	
1,000	200	Sale of Goods and Services / Vente de biens et services	1,000
5,126	3,326	Miscellaneous Revenue / Recettes diverses	5,126
6,126	3,526	**TOTAL - School District Self-sustaining Funds / Fonds autonomes de districts scolaires**	6,126
54,090	49,090	**TOTAL**	54,090

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES

DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX

ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Return on Investment / Produits de placements	
		Interest and Investment Income / Intérêts créditeurs et revenus de placements	
20	20	Other Interest Income / Autres intérêts créditeurs	20
20	20	Sub-Total - Return on Investment / Total partiel - produits de placements	20
		Licences and Permits / Licences et permis	
		General / Recettes générales	
660	660	Air Quality and Industrial Waste Control / Contrôle de la qualité de l'air et des déchets industriels	660
937	937	Air Quality and Industrial Waste Control - Designated Revenue / Contrôle de la qualité de l'air et des déchets industriels - recettes réservées	937
315	315	Petroleum Products Storage Systems / Réservoirs de stockage des produits pétroliers	315
16	16	Well Drillers and Contractors Licences / Permis de foreurs de puits et d'entrepreneurs en forage de puits	16
25	25	Other Licences and Permits / Autres licences et permis	25
66	66	Pesticide Permits / Pesticides - licences	66
21	21	Septage Licences / Licences de transporteurs de boues septiques	21
160	160	Marine Aquaculture Cage Operations / Exploitation de cages d'aquaculture marine	160
1,234	1,234	Water Quality and Industrial Waste Control / Contrôle de la qualité de l'eau et des déchets industriels	1,234
3,434	3,434	Sub-Total - Licences and Permits / Total partiel - licences et permis	3,434
		Sale of Goods and Services / Vente de biens et services	
		Institutional / Établissements	
110	110	Environmental Property Searches - Designated Revenue / Vérification des biens immobiliers à des fins environnementales - recettes réservées	110

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		Leases and Rentals / Baux et locations	
33	33	Rents - Provincial Buildings / Loyers - bâtiments provinciaux	33
		General / Recettes générales	
43	43	Flood Forecasting / Prévisions d'inondations	43
108	108	Water and Sewage Systems - User Fees / Réseaux d'eau et d'égouts - frais aux usagers	108
55	55	Sales and Services - Other / Ventes et services - autres	55
349	349	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	349
3,803	3,803	**TOTAL - Own Source Revenue / Recettes de provenance interne**	3,803
3,803	3,803	**TOTAL**	3,803

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		Climate Change Fund / Fonds pour les changements climatiques	
		Own Source Revenue / Recettes de provenance interne	
0	0	Miscellaneous / Recettes diverses	36,000
0	0	**TOTAL - Climate Change Fund / Fonds pour les changements climatiques**	36,000
		Environmental Trust Fund / Fonds en fiducie pour l'environnement	
		Own Source Revenue / Recettes de provenance interne	
		Interest and Investment Income / Intérêts créditeurs et revenus de placements	
140	140	Other Interest Income / Autres intérêts créditeurs	140
360	360	Investment Income / Revenus de placements	360
500	500	Sub-Total - Return on Investment / Total partiel - produits de placements	500
9,000	9,000	Sale of Goods and Services / Vente de biens et services	9,000
9,500	9,500	**TOTAL - Environmental Trust Fund / Fonds en fiducie pour l'environnement**	9,500
9,500	9,500	**TOTAL**	45,500

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES

DEPARTMENT OF FINANCE AND TREASURY BOARD / MINISTÈRE DES FINANCES ET DU CONSEIL DU TRÉSOR

ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Taxes / Taxes	
		Taxes on Income / Impôts sur le revenu	
		Personal / Particuliers	
1,902,000	1,813,000	Provincial Income Tax - Individuals / Impôt provincial sur le revenu des particuliers	1,748,000
		Corporations / Sociétés	
367,900	352,200	Provincial Income Tax - Corporations / Impôt provincial sur le revenu des sociétés	358,900
		Mining / Exploitations minières	
1,900	0	Metallic Minerals Tax / Taxe sur les minéraux métalliques	1,000
2,271,800	2,165,200	Sub-Total - Taxes on Income / Total partiel - impôts sur le revenu	2,107,900
		Taxes on Property / Impôts sur les biens fonciers	
		Provincial Tax / Impôt provincial	
529,871	535,871	Provincial Real Property Tax (net) / Impôt foncier provincial (net)	545,871
8,129	8,129	Inter-account transactions / Opérations intercomptes	8,129
538,000	544,000	Sub-Total - Taxes on Property / Total partiel - impôts sur les biens fonciers	554,000
		Taxes on Consumption / Taxes à la consommation	
		Retail Sales / Ventes au détail	
1,638,300	1,554,500	Harmonized Sales Tax / Taxe de vente harmonisée	1,629,700
(100,000)	(100,000)	Less: HST Credit for Low- and Middle-Income Families / Moins : Crédit pour la TVH à l'intention des familles à revenu faible ou moyen	(100,000)
1,538,300	1,454,500	HST: net of credit / TVH : déduction faite du crédit	1,529,700

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF FINANCE AND TREASURY BOARD / MINISTÈRE DES FINANCES ET DU CONSEIL DU TRÉSOR
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		Gasoline and Motive Fuels / Essence et carburants	
206,000	183,000	Gasoline and Motive Fuels Tax / Taxe sur l'essence et les carburants	197,500
		Carbon Emitting Products / Produits émetteurs de carbone	
129,000	114,000	Carbon Emitting Products Tax / Taxe sur les produits émetteurs de carbone	163,000
0	0	Less: Climate Change Fund / Moins : Fonds pour les changements climatiques	(36,000)
129,000	114,000	Carbon Emitting Products Tax: net / Taxe sur les produits émetteurs de carbone : nette	127,000
		Tobacco / Tabac	
124,000	139,000	Tobacco Tax / Taxe sur le tabac	128,000
		Pari-Mutuel / Pari mutuel	
500	500	Pari-Mutuel Tax / Taxe sur le pari mutuel	500
1,997,800	1,891,000	Sub-Total - Taxes on Consumption / Total partiel - taxes à la consommation	1,982,700
		Other Taxes / Autres taxes	
		Other / Autres recettes	
57,800	57,800	Insurance Premium Tax / Taxes sur les primes d'assurance	58,400
28,000	39,000	Real Property Transfer Tax / Taxe sur le transfert de biens réels	31,000
25,000	25,000	Financial Corporation Capital Tax / Taxe sur le capital des corporations financières	25,000
7,000	6,500	Cannabis Duty / Droit sur le cannabis	6,800
117,800	128,300	Sub-Total - Other Taxes / Total partiel - autres taxes	121,200
		Penalties and Interest / Pénalités et intérêts	
14,500	16,500	Penalties and Interest / Pénalités et intérêts	17,000
4,939,900	4,745,000	**TOTAL - Taxes / Taxes**	4,782,800

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF FINANCE AND TREASURY BOARD / MINISTÈRE DES FINANCES ET DU CONSEIL DU TRÉSOR
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		Agency Revenues / Recettes des organismes	
		New Brunswick Lotteries and Gaming Corporation / Société des loteries et des jeux du Nouveau-Brunswick	
160,900	117,680	Lotteries and Gaming Revenues / Recettes des loteries et des jeux	153,240
		Cannabis Management Corporation / Société de gestion du cannabis	
3,000	10,000	Cannabis Revenue / Recettes du cannabis	11,000
163,900	127,680	Sub-Total - Agency Revenues / Total partiel - Recettes des organismes	164,240
		Sale of Goods and Services / Vente de biens et services	
		General / Recettes générales	
15	15	Consumption Tax Status Reports / Rapports sur la taxe à la consommation	15
31,700	31,802	Service Charges / Frais de services	32,300
35	35	Small Business Investor Tax Credit / Crédit d'impôt pour les investisseurs dans les petites entreprises	35
550	700	Tax Certificates - Sales / Certificats d'impôt - ventes	600
12	12	Sales and Services - Other / Ventes et services - autres	12
32,312	32,564	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	32,962
		Miscellaneous / Recettes diverses	
50	500	Prior Years Expenditure Recoveries / Recouvrements des dépenses des années antérieures	50
690	690	Other Miscellaneous Revenue / Autres recettes diverses	690
740	1,190	Sub-Total - Miscellaneous / Total partiel - recettes diverses	740
5,136,852	4,906,434	**TOTAL - Own Source Revenue / Recettes de provenance interne**	4,980,742

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF FINANCE AND TREASURY BOARD / MINISTÈRE DES FINANCES ET DU CONSEIL DU TRÉSOR
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		Unconditional Grants - Canada / Subventions inconditionnelles - Canada	
		Fiscal Equalization / Péréquation fiscale	
2,210,279	2,210,279	Fiscal Equalization Payments / Paiements de péréquation fiscale	2,274,357
		Canada Health and Social Transfers / Transferts canadiens en matière de santé et de programmes sociaux	
860,159	860,377	Canada Health Transfer / Transfert canadien en matière de santé	880,700
308,633	308,711	Canada Social Transfer / Transfert canadien en matière de programmes sociaux	316,000
		Other / Autres	
1,866	1,866	Statutory Subsidies / Subventions légales	1,866
3,380,937	3,381,233	**TOTAL - Unconditional Grants - Canada / Subventions inconditionnelles - Canada**	3,472,923
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
		Central Government Services / Services généraux du gouvernement	
0	218,739	Canada Safe Restart Agreement / Accord sur la relance sécuritaire - Canada	0
		Education / Éducation	
0	39,789	Canada Safe Return to Class Fund / Fonds pour une rentrée scolaire sécuritaire - Canada	0
0	258,528	**TOTAL - Conditional Grants - Canada / Subventions conditionnelles - Canada**	0
8,517,789	8,546,195	**TOTAL**	8,453,665

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF FINANCE AND TREASURY BOARD / MINISTÈRE DES FINANCES ET DU CONSEIL DU TRÉSOR
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		Archives Trust Account / Compte en fiducie pour les archives	
		Unconditional Grants - Canada / Subventions inconditionnelles - Canada	
10	10	Other Unconditional Grants / Autres subventions inconditionnelles	10
10	10	**TOTAL - Archives Trust Account / Compte en fiducie pour les archives**	10
		Cannabis Education and Awareness Fund / Fonds d'éducation et de sensibilisation en matière de cannabis	
		Own Source Revenue / Recettes de provenance interne	
1,400	600	Miscellaneous / Recettes diverses	650
1,400	600	**TOTAL - Cannabis Education and Awareness Fund / Fonds d'éducation et de sensibilisation en matière de cannabis**	650
		Strait Crossing Finance Inc. / Strait Crossing Finance Inc.	
		Own Source Revenue / Recettes de provenance interne	
31	31	Return on Investment / Produits de placements	29
25	25	Miscellaneous / Recettes diverses	27
56	56	**TOTAL - Strait Crossing Finance Inc. / Strait Crossing Finance Inc.**	56
1,466	666	**TOTAL**	716

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
GENERAL GOVERNMENT / GOUVERNEMENT GÉNÉRAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		Aboriginal Affairs / Affaires autochtones	
		Own Source / Provenance interne	
		Miscellaneous / Recettes diverses	
500	500	Other Miscellaneous Revenue / Autres recettes diverses	500
500	500	Sub-Total - Miscellaneous / Total partiel - recettes diverses	500
500	500	**TOTAL - Own Source Revenue / Recettes de provenance interne**	500
500	500	**TOTAL - Aboriginal Affairs / Affaires autochtones**	500
		Intergovernmental Affairs / Affaires intergouvernementales	
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
		Other / Autres	
2,210	2,210	Francophonie and Official Languages Program / Programme de la Francophonie et des Langues officielles	2,335
2,210	2,210	**TOTAL - Conditional Grants - Canada / Subventions conditionnelles - Canada**	2,335
2,210	2,210	**TOTAL - Intergovernmental Affairs / Affaires intergouvernementales**	2,335
2,710	2,710	**TOTAL**	2,835

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF HEALTH / MINISTÈRE DE LA SANTÉ
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Return on Investment / Produits de placements	
		Interest and Investment Income / Intérêts créditeurs et revenus de placements	
75	75	Other Interest Income / Autres intérêts créditeurs	75
75	75	Sub-Total - Return on Investment / Total partiel - produits de placements	75
		Licences and Permits / Licences et permis	
		General / Recettes générales	
871	871	Food Premises Licences / Permis d'établissements de service alimentaire	871
400	325	Sewage System Application and Installer Licences / Système d'égouts - application et permis d'installateur	400
1,271	1,196	Sub-Total - Licences and Permits / Total partiel - licences et permis	1,271
		Sale of Goods and Services / Vente de biens et services	
		General / Recettes générales	
3,000	2,800	Ambulance Services - New Brunswick Residents / Services ambulanciers - résidents du Nouveau-Brunswick	3,000
700	400	Ambulance Services - Out-of-Province Residents / Services ambulanciers - résidents hors province	500
350	350	Hospital Services - Third Party Recoveries / Services hospitaliers - recouvrements auprès des tiers	350
50	50	Medical Services Plan - Third Party Recoveries / Régime de services médicaux - recouvrements auprès des tiers	50
170	0	Analytical Services / Services d'analyse	0
37,000	37,000	Recovery Levy / Prélèvement pour recouvrement	37,000
41,270	40,600	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	40,900

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF HEALTH / MINISTÈRE DE LA SANTÉ
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		Miscellaneous / Recettes diverses	
500	350	Prior Years Expenditure Recoveries / Recouvrements des dépenses des années antérieures	350
100	175	Other Miscellaneous Revenue / Autres recettes diverses	100
600	525	Sub-Total - Miscellaneous / Total partiel - recettes diverses	450
43,216	42,396	**TOTAL - Own Source Revenue / Recettes de provenance interne**	42,696
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
		Health / Santé	
813	3,693	Canada Health Infoway Master Services Agreement / Contrat cadre de service d'Inforoute Santé du Canada	2,388
13,433	13,366	Home Care Services / Services de soins à domicile	18,505
12,400	12,337	Mental Health Services / Services de santé mentale	12,335
0	1,132	Emergency Treatment Fund / Fonds d'urgence pour le traitement	409
191	191	Substance Use and Addictions Program / Programme sur l'usage et les dépendances aux substances	100
170	170	Canadian Chronic Disease Surveillance System / Système canadien de surveillance des maladies chroniques	166
27,007	30,889	**TOTAL - Conditional Grants - Canada / Subventions conditionnelles - Canada**	33,903
70,223	73,285	**TOTAL**	76,599

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF HEALTH / MINISTÈRE DE LA SANTÉ
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		Health Services Liability Protection Plan / Plan de protection de la responsabilité-services de santé	
		Own Source Revenue / Recettes de provenance interne	
100	20	Return on Investment / Produits de placements	100
1,400	2,780	Miscellaneous / Recettes diverses	1,400
1,500	2,800	**TOTAL - Health Services Liability Protection Plan / Plan de protection de la responsabilité-services de santé**	1,500
1,500	2,800	**TOTAL**	1,500

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES

DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /
MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE

ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Other Taxes / Autres taxes	
		Taxes on Insurance Premiums / Taxes sur les primes d'assurance	
3,600	3,700	*Fire Prevention Act / Loi sur la prévention des incendies*	3,600
3,600	3,700	Sub-Total - Other Taxes / Total partiel - autres taxes	3,600
		Return on Investment / Produits de placements	
		Interest and Investment Income / Intérêts créditeurs et revenus de placements	
1	1	Interest on Loans / Intérêts sur prêts	1
55	56	Other Interest Income / Autres intérêts créditeurs	56
2	1	Foreign Exchange / Opérations de change	2
		Other / Autres recettes	
1	0	Recoveries - Provision for Losses / Recouvrements - provision pour pertes	0
59	58	Sub-Total - Return on Investment / Total partiel - produits de placements	59
		Licences and Permits / Licences et permis	
		Motor Vehicle / Véhicules à moteur	
119,400	119,250	*Motor Vehicle Act* - Fees / *Loi sur les véhicules à moteur* - droits	119,500
20,100	19,550	*Motor Vehicle Act* - Drivers Licencing / *Loi sur les véhicules à moteur* - permis de conduire	20,100
1,500	1,500	*Off-Road Vehicle Act / Loi sur les véhicules hors route*	1,500
630	630	International Registration Plan (IRP) - Designated Revenue / Plan d'immatriculation international (PII) - recettes réservées	630
		Liquor Control and Regulation / Réglementation des alcools	
1,000	1,000	Liquor Licencing Board / Commission des licences et permis d'alcool	1,000

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /
MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		General / Recettes générales	
21	3	Amusement Devices - Registration and Inspection / Attractions mécaniques - enregistrement et inspection	19
9	9	Salvage Dealers Licences / Licences de brocanteurs	9
125	165	Private Investigators and Security Guards - Licences / Licences de détectives privés et de gardiens	135
1,700	1,725	Boiler and Pressure Vessel Design and Inspection / Frais d'inspection et de conception des chaudières et appareils à pression	1,750
550	500	Gas, Propane, etc. - Licences and Permits / Gaz, propane, etc. - licences et permis	550
775	810	Elevator Specification and Inspection / Frais de devis et d'inspection des ascenseurs	775
1,725	1,800	Electrical Installations and Inspections - Licences, etc. / Montage et inspection des installations électriques - licences, etc.	1,750
840	900	Plumbing - Licences and Permits / Plomberie - licences et permis	840
50	48	New Brunswick Film Classification Board - Licences and Fees / Bureau de cote des films du Nouveau-Brunswick - permis et droits	50
148,425	147,890	Sub-Total - Licences and Permits / Total partiel - licences et permis	148,608
		Sale of Goods and Services / Vente de biens et services	
		Institutional / Établissements	
1,550	1,475	Sale of Goods and Services - Other - Designated Revenue / Vente de biens et services - autres - recettes réservées	1,550
		Intergovernmental / Recettes intergouvernementales	
23,879	23,879	Recoveries from Municipalities - RCMP / Recouvrements des municipalités - GRC	23,879

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /
MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		General / Recettes générales	
6	6	*Provincial Offences Procedure Act* - Administration Fees / *Loi sur la procédure applicable aux infractions provinciales* - frais d'administration	6
4	4	Certified Copies of Documents - Fees / Copies conformes de documents - frais	4
175	175	Divorce - Fees / Divorce - frais	175
1,700	2,000	Probate Court / Cour des successions	1,800
100	100	Court Transcripts - Fees / Transcription de la cour - droits	100
72	76	Data Services / Services informatiques	75
140	140	Queen's Printer / Imprimeur de la Reine	140
11	11	Appeal Court Fees / Cour d'appel - droits	11
225	225	Sheriffs - Fees / Shérifs - droits	225
520	520	Court of Queen's Bench - Filing Fees / Cour du Banc de la Reine - droits de greffe	520
181	181	Small Claims Fees / Petites créances - frais	181
35	35	Office of Support Enforcement / Bureau de l'exécution des ordonnances de soutien	35
21	21	Certificates of Conviction / Certificats de déclaration de culpabilité	21
28,619	28,848	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	28,722

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /
MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		Fines and Penalties / Amendes et peines	
60	20	*Liquor Control Act* - Fines / *Loi sur la réglementation des alcools* - amendes	60
900	900	Provincial Court - Fines - Criminal Code / Cour provinciale - amendes - Code criminel	900
250	250	Provincial Court - Fines - Provincial and Municipal Statutes / Cour provinciale - amendes - lois provinciales et arrêtés municipaux	250
5	5	Court of Queen's Bench - Fines / Cour du Banc de la Reine - amendes	5
2	2	*Contraventions Act* - Fines / Amendes relatives à la *Loi sur les contraventions*	2
5,000	5,250	*Motor Vehicle Act* - Fines / *Loi sur les véhicules à moteur* - amendes	5,250
10	10	Court Costs - Recoveries / Frais judiciaires - recouvrements	10
5	5	Bail Forfeitures / Cautionnements confisqués	5
95	55	*Off-Road Vehicle Act* - Fines */ Loi sur les véhicules hors route* - amendes	90
3	1	*Tobacco Sales Act* - Fines / *Loi sur les ventes de tabac* - amendes	2
2	1	*Transportation of Dangerous Goods Act* - Fines / *Loi sur le transport des marchandises dangereuses* - amendes	2
6,332	6,499	Sub-Total - Fines and Penalties / Total partiel - amendes et peines	6,576
		Miscellaneous / Recettes diverses	
0	7	Government Assigned Vehicles - Recoveries from Employees / Véhicules du gouvernement - recouvrements auprès des employés	0
1	1	Prior Years Expenditure Recoveries / Recouvrements des dépenses des années antérieures	1
7	7	NSF Cheque Charge / Frais pour chèques sans provision	7
234	234	Public Intervenor - Recoveries / Intervenant public - recouvrements	234
88	108	Other Miscellaneous Revenue / Autres recettes diverses	98
330	357	Sub-Total - Miscellaneous / Total partiel - recettes diverses	340
187,365	187,352	**TOTAL - Own Source Revenue / Recettes de provenance interne**	187,905

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /
MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
		Central Government Services / Services généraux du gouvernement	
2,755	2,755	Criminal Legal Aid / Aide juridique en matière pénale	2,717
900	900	Gun Control - Designated Revenue / Réglementation des armes à feu - recettes réservées	900
		Social Services / Services sociaux	
3,854	3,854	*Youth Criminal Justice Act / Loi sur le système de justice pénale pour les adolescents*	3,854
		Other / Autres	
29,344	31,042	Federal Recoveries from Disaster Financial Assistance Program / Recouvrements du Programme fédéral d'aide financière en cas de catastrophe	28,166
300	400	Intensive Rehabilitative Custody and Supervision Program / Programme de placement et de surveillance dans le cadre d'un programme intensif de réadaptation	300
37,153	38,951	**TOTAL - Conditional Grants - Canada / Subventions conditionnelles - Canada**	35,937
224,518	226,303	**TOTAL**	223,842

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /
MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		Canadian Family Justice Fund / Fonds canadien de justice familiale	
		Own Source Revenue / Recettes de provenance interne	
449	575	Miscellaneous / Recettes diverses	513
449	575	**TOTAL - Canadian Family Justice Fund / Fonds canadien de justice familiale**	513
		Crime Prevention / Prévention de la criminalité	
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
1,157	1,157	Other / Autres recettes	1,346
1,157	1,157	**TOTAL - Crime Prevention / Prévention de la criminalité**	1,346
		Municipal Police Assistance Account / Compte d'aide aux services de police municipaux	
		Own Source Revenue / Recettes de provenance interne	
1,450	1,487	Fines and Penalties / Amendes et peines	1,255
400	640	Miscellaneous / Recettes diverses	640
1,850	2,127	**TOTAL - Municipal Police Assistance Account / Compte d'aide aux services de police municipaux**	1,895
		National Safety Code Agreement / Entente concernant le Code national de sécurité	
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
207	207	Transportation / Transports	207
207	207	**TOTAL - National Safety Code Agreement / Entente concernant le Code national de sécurité**	207

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /
MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		NB 911 Service Fund / Fonds pour le service d'urgence NB 911	
		Own Source Revenue / Recettes de provenance interne	
5,300	6,567	Sale of Goods and Services / Vente de biens et services	10,365
5,300	6,567	**TOTAL - NB 911 Service Fund / Fonds pour le service d'urgence NB 911**	10,365
		Provincial Proceeds of Crime / Unité provinciale des produits de la criminalité	
		Own Source Revenue / Recettes de provenance interne	
150	150	Fines and Penalties / Amendes et peines	150
150	150	**TOTAL - Provincial Proceeds of Crime / Unité provinciale des produits de la criminalité**	150
		Suspended Driver - Impaired Driving Re-education Program / Programme de réhabilitation des conducteurs ayant perdu leur permis pour conduite avec les facultés affaiblies	
		Own Source Revenue / Recettes de provenance interne	
290	290	Licences and Permits / Licences et permis	290
290	290	**TOTAL - Suspended Driver - Impaired Driving Re-education Program / Programme de réhabilitation des conducteurs ayant perdu leur permis pour conduite avec les facultés affaiblies**	290

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /
MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		Victim Services Account / Compte pour les services aux victimes	
		Own Source Revenue / Recettes de provenance interne	
1,125	1,080	Fines and Penalties / Amendes et peines	1,100
7	5	Miscellaneous / Recettes diverses	5
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
799	1,037	Victims Fund / Fonds d'aide aux victimes	272
1,931	2,122	**TOTAL - Victim Services Account / Compte pour les services aux victimes**	1,377
11,334	13,195	**TOTAL**	16,143

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES

LEGISLATIVE ASSEMBLY / ASSEMBLÉE LÉGISLATIVE

ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Sale of Goods and Services / Vente de biens et services	
		General / Recettes générales	
2	2	Private Bills - Fees / Projets de loi d'intérêt privé - frais	2
2	2	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	2
		Miscellaneous / Recettes diverses	
493	493	Other Miscellaneous Revenue / Autres recettes diverses	493
493	493	Sub-Total - Miscellaneous / Total partiel - recettes diverses	493
495	495	**TOTAL - Own Source Revenue / Recettes de provenance interne**	495
495	495	**TOTAL**	495

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT /
MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Return on Investment / Produits de placements	
		Interest and Investment Income / Intérêts créditeurs et revenus de placements	
125	330	Other Interest Income / Autres intérêts créditeurs	125
1	1	Foreign Exchange / Opérations de change	1
126	331	Sub-Total - Return on Investment / Total partiel - produits de placements	126
		Licences and Permits / Licences et permis	
		Fish and Wildlife / Poisson et faune	
717	730	Angling Leases / Baux de pêche à la ligne	722
200	110	Angling Permit - Crown Reserve Waters / Permis de pêche à la ligne - eaux de la Couronne réservées	200
900	735	Angling Licences / Permis de pêche à la ligne	900
750	750	Hunting Licences - Moose / Permis de chasse - orignal	750
1,200	1,140	Hunting Licences - Deer, Game and Bird / Permis de chasse - chevreuil, faune et gibier à plumes	1,000
450	180	Hunting Licences - Bear / Permis de chasse - ours	400
50	50	Hunting Licences - Varmint / Permis de chasse - animaux nuisibles	45
15	15	Fish and Wildlife - Other / Poisson et faune - autres	15
46	46	Trapping Licences - Rabbit and Fur Harvester / Permis de trappeurs - lapins et animaux à fourrure	46
70	70	Guides' Badges / Insignes de guides	70
0	55	Hunting Licence Bundles / Forfaits de permis de chasse	255
0	0	Hunting Licences - Wild Turkey / Permis de chasse - dindon sauvage	20
		Forests / Forêts	
10	10	Forest Fire - Recoveries / Incendies de forêt - recouvrements	10
5	0	Scalers' Licences / Permis de mesureurs	5

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT /
MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		Mines / Mines	
77	78	Mining Leases and Agreements / Baux miniers et accords	77
400	200	Mineral Claims and Prospecting Licences / Concessions minières et permis de prospection	400
19	19	Petroleum and Natural Gas Leases and Licences / Baux et licences d'exploitation du pétrole et du gaz naturel	19
45	52	Sand and Gravel Leases / Baux d'exploitation du sable et du gravier	45
107	107	Peat Moss Leases / Baux d'exploitation de la tourbe	107
69	69	Potash Leases / Baux d'exploitation de la potasse	69
445	445	Gas Distribution Fees / Droits pour la distribution du gaz	454
		General / Recettes générales	
1	1	Protected Natural Areas / Zones naturelles protégées	1
22	25	Wreath Tipping Permits / Permis pour couronnes de Noël	22
5,598	4,887	Sub-Total - Licences and Permits / Total partiel - licences et permis	5,632
		Sale of Goods and Services / Vente de biens et services	
		Intergovernmental / Recettes intergouvernementales	
40	0	Fire Recovery - Out-of-Province / Recouvrements liés aux incendies - à l'extérieur de la province	40
972	0	Fire Recovery - Out-of-Province - Designated Revenue / Recouvrements liés aux incendies - à l'extérieur de la province - recettes réservées	972
		Provincial Parks / Parcs provinciaux	
14	14	Park Leases / Baux de parcs	14
		Leases and Rentals / Baux et locations	
160	118	Land Rentals - Other / Locations de terrains - autres	160
1	0	Tidal Power Licence/Lease / Permis/bail pour l'énergie marémotrice	1
1,680	1,340	Recreational Leases / Concessions à bail relatives aux loisirs	1,680
275	118	Land Leases - Other / Baux de terrains - autres	275
627	373	Non-fibre Forestry Leases / Concessions à bail relatives à l'exploitation non fibreuse du bois	627
300	67	Commercial Leases / Concessions à bail commerciales	300
6	6	Railway Land Leases / Concessions à bail de terres de la voie ferrée	6
1,455	1,310	Wind Power Licence/Lease / Permis/bail pour l'énergie éolienne	1,455

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT /
MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		General / Recettes générales	
31	31	Maps and Aerial Photos - Sales / Cartes et photos aériennes - ventes	31
60	215	Musquash River Projects - Sales / Projet de la rivière Musquash - ventes	150
50	4	Seminars - Fees / Colloques - frais	50
15	0	Seed Extraction and Storage Fee / Frais d'extraction et d'entreposage des semences	15
15	27	Tree Seed Sales / Ventes de semences d'arbres	15
275	54	Conservation Education - Designated Revenue / Formation en conservation - recettes réservées	275
21	0	Sales and Services - Other / Ventes et services - autres	21
5,997	3,677	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	6,087
		Royalties / Redevances	
		Forests / Forêts	
65,000	64,700	Timber Royalty / Redevance forestière	65,000
2,800	2,800	Royalties - Timber - First Nations - Designated Revenue / Redevances forestières - Premières Nations - recettes réservées	2,800
300	300	Timber Permit Sales / Ventes d'autorisations de coupe	300
		Mines / Mines	
50	20	Royalties on Oil / Redevances sur le pétrole	50
700	550	Royalties on Peat Moss / Redevances sur la tourbe	700
400	300	Royalties on Sand and Gravel / Redevances sur le sable et le gravier	400
385	385	Royalties on Salt / Redevances sur le sel	385
450	100	Royalties on Natural Gas / Redevances sur le gaz naturel	450
70,085	69,155	Sub-Total - Royalties / Total partiel - redevances	70,085

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT /
MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		Fines and Penalties / Amendes et peines	
100	25	Fines - Other / Autres amendes	100
90	90	Fish and Wildlife - Fines / Poisson et faune - amendes	90
5	7	Forest Fire - Fines / Incendies de forêt - amendes	5
40	15	Harvesting Penalties / Amendes - coupe de bois	40
3	3	Transportation Certificate - Fines / Certificat de transport - amendes	3
238	140	Sub-Total - Fines and Penalties / Total partiel - amendes et peines	238
		Miscellaneous / Recettes diverses	
10	10	Government Assigned Vehicles - Recoveries from Employees / Véhicules du gouvernement - recouvrements auprès des employés	12
2	2	Prior Years Expenditure Recoveries / Recouvrements des dépenses des années antérieures	2
1	1	NSF Cheque Charges / Frais pour chèques sans provision	1
5	75	Other Miscellaneous Revenue / Autres recettes diverses	5
18	88	Sub-Total - Miscellaneous / Total partiel - recettes diverses	20
82,062	78,278	**TOTAL - Own Source Revenue / Recettes de provenance interne**	82,188
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
		Other / Autres recouvrements	
0	1,600	Other Conditional Grants / Autres subventions conditionnelles	0
0	1,600	**TOTAL - Conditional Grants - Canada / Subventions conditionnelles - Canada**	0
82,062	79,878	**TOTAL**	82,188

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT /
MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		Capital Recoveries - Own Source / Recouvrements au compte de capital - provenance interne	
		Other / Autres recouvrements	
100	40	Other Land Sales / Autres ventes de terrains	100
100	40	**TOTAL - Capital Recoveries - Own Source / Recouvrements au compte de capital - provenance interne**	100
100	40	**TOTAL**	100

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT /
MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		Recoverable Projects / Projets à frais recouvrables	
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
4,545	4,545	Other / Autres recettes	1,577
4,545	4,545	**TOTAL - Recoverable Projects / Projets à frais recouvrables**	1,577
		Trail Management Trust Fund / Fonds en fiducie pour la gestion des sentiers	
		Own Source Revenue / Recettes de provenance interne	
10	2	Return on Investment / Produits de placements	5
1,600	1,700	Licences and Permits / Licences et permis	1,700
1,610	1,702	**TOTAL - Trail Management Trust Fund / Fonds en fiducie pour la gestion des sentiers**	1,705
		Wildlife Trust Fund / Fonds en fiducie pour la faune	
		Own Source Revenue / Recettes de provenance interne	
20	4	Return on Investment / Produits de placements	10
1,510	1,505	Licences and Permits / Licences et permis	1,510
5	5	Sale of Goods and Services / Vente de biens et services	5
1,535	1,514	**TOTAL - Wildlife Trust Fund / Fonds en fiducie pour la faune**	1,525
7,690	7,761	**TOTAL**	4,807

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES

OPPORTUNITIES NEW BRUNSWICK / OPPORTUNITÉS NOUVEAU-BRUNSWICK

ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Return on Investment / Produits de placements	
		Interest and Investment Income / Intérêts créditeurs et revenus de placements	
6,200	7,500	Interest on Loans / Intérêts sur prêts	6,500
0	300	Investment Income / Revenus de placements	0
6,200	7,800	Sub-Total - Return on Investment / Total partiel - produits de placements	6,500
		Sale of Goods and Services / Vente de biens et services	
		General / Recettes générales	
50	100	Service Charges / Frais de service	20
400	300	Employment Services Program Agreement - Designated Revenue / Entente du programme des services d'emploi - recettes réservées	400
200	50	Trade Show Participant Fees - Designated Revenue / Foires commerciales - frais de participation - recettes réservées	50
0	0	Business Immigrant Mentorship Programs - Designated Revenue / Programmes de mentorat pour les immigrants d'affaires - recettes réservées	500
600	600	Immigrant Application Fee / Droit associé aux demandes en matière d'immigration	600
1,250	1,050	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	1,570
		Miscellaneous / Recettes diverses	
5,915	5,880	Other Miscellaneous Revenue / Autres recettes diverses	11,275
5,915	5,880	Sub-Total - Miscellaneous / Total partiel - recettes diverses	11,275
13,365	14,730	**TOTAL - Own Source Revenue / Recettes de provenance interne**	19,345

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
OPPORTUNITIES NEW BRUNSWICK / OPPORTUNITÉS NOUVEAU-BRUNSWICK
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
		Economic Development / Développement économique	
0	150	Cybersecurity Innovation Centre Partnership - Designated Revenue / Partenariat du Centre d'innovation en cybersécurité - recettes réservées	0
390	150	International Business Development Agreement - Designated Revenue / Entente sur la promotion du commerce extérieur - recettes réservées	200
		Other / Autres recouvrements	
430	450	Other Conditional Grants / Autres subventions conditionnelles	0
820	750	**TOTAL - Conditional Grants - Canada / Subventions conditionnelles - Canada**	200
14,185	15,480	**TOTAL**	19,545

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
OPPORTUNITIES NEW BRUNSWICK / OPPORTUNITÉS NOUVEAU-BRUNSWICK
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		Recoverable Projects / Projets à frais recouvrables	
		Own Source Revenue / Recettes de provenance interne	
300	306	Miscellaneous / Recettes diverses	300
300	306	**TOTAL - Recoverable Projects / Projets à frais recouvrables**	300
300	306	**TOTAL**	300

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
OPPORTUNITIES NEW BRUNSWICK / OPPORTUNITÉS NOUVEAU-BRUNSWICK
SPECIAL OPERATING AGENCIES / ORGANISMES DE SERVICES SPÉCIAUX

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		CyberNB / CyberNB	
		Own Source Revenue / Recettes de provenance interne	
0	24	Licences and Permits / Licences et permis	0
0	24	**TOTAL - CyberNB / CyberNB**	0
0	24	**TOTAL**	0

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
OPPORTUNITIES NEW BRUNSWICK / OPPORTUNITÉS NOUVEAU-BRUNSWICK
LOANS AND ADVANCES / PRÊTS ET AVANCES

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		Recoveries / Recouvrements	
7,000	6,200	Financial Assistance to Industry / Programme d'aide financière à l'industrie	8,000
7,000	6,200	**TOTAL**	8,000

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES

OTHER AGENCIES / AUTRES ORGANISMES

ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Return on Investment / Produits de placements	
		Net Income / Bénéfice net	
218,700	229,100	Net Income / Bénéfice net	251,700
		Interest and Investment Income / Intérêts créditeurs et revenus de placements	
1,217	1,317	Other Interest Income / Autres intérêts créditeurs	1,303
219,917	230,417	Sub-Total - Return on Investment / Total partiel - produits de placements	253,003
		Sale of Goods and Services / Vente de biens et services	
		Institutional / Établissements	
24,429	24,051	Tuition Fees / Frais de scolarité	24,458
93	8	Distance Education / Formation à distance	96
3,756	4,783	International Supplementary Fee / Frais supplémentaires internationaux	3,831
7,595	5,193	Training for Industry - Fees / Formation pour l'industrie - droits	6,292
1,516	607	Community Colleges - Sales / Collèges communautaires - ventes	1,295
1,310	1,228	Learning Fees / Frais d'apprentissage	1,338
1,114	1,089	Sales of Goods and Services - Other / Vente de biens et services - autres	1,103
0	0	College Application Fees / Frais de demande d'admission au collège	500
1,111	931	Textbook Overhead / Coût des manuels	1,069
40,924	37,890	Sub-Total - Institutional / Total partiel - établissements	39,982
		Leases and Rentals / Baux et locations	
89,122	90,365	Other Leases and Rentals / Autres baux et locations	91,269
272	247	Rents - Provincial Buildings / Loyers - bâtiments provinciaux	252
89,394	90,612	Sub-Total - Leases and Rentals / Total partiel - baux et locations	91,521
		General / Recettes générales	
198,962	180,705	Sales and Services - Other / Ventes et services - autres	188,657
329,280	309,207	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	320,160

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
OTHER AGENCIES / AUTRES ORGANISMES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		Agency Revenues / Recettes des organismes	
		New Brunswick Lotteries and Gaming Corporation / Société des loteries et des jeux du Nouveau-Brunswick	
5,300	600	Lotteries and Gaming Revenues / Recettes des loteries et des jeux	3,360
5,300	600	Sub-Total - Agency Revenues / Total partiel - Recettes des organismes	3,360
		Miscellaneous / Recettes diverses	
0	5	Prior Years Expenditure Recoveries / Recouvrements des dépenses des années antérieures	5
10,201	10,316	Gifts to the Crown - Other / Dons à la Couronne - autres	10,571
1,652	1,980	Other Grants / Autres subventions	2,164
44,939	45,438	Other Miscellaneous Revenue / Autres recettes diverses	46,216
56,792	57,739	Sub-Total - Miscellaneous / Total partiel - recettes diverses	58,956
611,289	597,963	**TOTAL - Own Source Revenue / Recettes de provenance interne**	635,479
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
		Education / Éducation	
2,495	2,553	Official Languages in Education Agreement - Program Expansion and Development / Entente concernant les langues officielles dans l'enseignement - élaboration et expansion de programmes	2,495
5,022	4,817	Education - Other / Éducation - autre	4,776
		Health / Santé	
23,794	23,795	Health - Other / Santé - autre	24,390
		Other / Autres recouvrements	
700	647	Other Conditional Grants / Autres subventions conditionnelles	606
32,011	31,812	**TOTAL - Conditional Grants - Canada / Subventions conditionnelles - Canada**	32,267
643,300	629,775	**TOTAL**	667,746

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
OTHER AGENCIES / AUTRES ORGANISMES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		Other Agencies / Autres organismes	
172,000	189,400	Net Income - NB Liquor Corporation / Bénéfice net - Société des alcools du N.-B.	178,000
46,700	39,700	Net Income - NB Power / Bénéfice net - Énergie NB	73,700
218,700	229,100	Sub-Total - Other Agencies / Total partiel - autres organismes	251,700
		Consolidated Entities / Entités consolidées	
		Atlantic Education International Inc. / Atlantic Education International Inc.	
		Collège communautaire du Nouveau-Brunswick / Collège communautaire du Nouveau-Brunswick	
		Financial and Consumer Services Commission / Commission des services financiers et des services aux consommateurs	
		Forest Protection Limited / Forest Protection Limited	
		Kings Landing Corporation / Société de Kings Landing	
		New Brunswick Agricultural Insurance Commission / Commission de l'assurance agricole du Nouveau-Brunswick	
		New Brunswick Community College / New Brunswick Community College	
		New Brunswick Credit Union Deposit Insurance Corporation / Société d'assurance-dépôts des caisses populaires du Nouveau-Brunswick	
		New Brunswick Energy and Utilities Board / Commission de l'énergie et des services publics du Nouveau-Brunswick	
		New Brunswick Health Council / Conseil de la santé du Nouveau-Brunswick	
		New Brunswick Immigrant Investor Fund / Fonds des investisseurs immigrants du Nouveau-Brunswick	
		New Brunswick Legal Aid Services Commission / Commission des services d'aide juridique du Nouveau-Brunswick	
		New Brunswick Lotteries and Gaming Corporation / Société des loteries et des jeux du Nouveau-Brunswick	
		Nursing Homes / Foyers de soins	
		Provincial Holdings Ltd. / Gestion provinciale Ltée	
		Recycle New Brunswick / Recycle Nouveau-Brunswick	
		Regional Health Authorities / Régies régionales de la santé	
		Research and Productivity Council / Conseil de la recherche et de la productivité	
		Service New Brunswick / Service Nouveau-Brunswick	
424,600	400,675	Sub-Total - Consolidated Entities / Total partiel - entités consolidées	416,046
643,300	629,775	**TOTAL**	667,746

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES

DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR / MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL

ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Return on Investment / Produits de placements	
		Interest and Investment Income / Intérêts créditeurs et revenus de placements	
16,902	4,983	Interest on Loans / Intérêts sur prêts	11,284
21	2	Other Interest Income / Autres intérêts créditeurs	10
16,923	4,985	Sub-Total - Return on Investment / Total partiel - produits de placements	11,294
		Licences and Permits / Licences et permis	
		General / Recettes générales	
2,139	1,384	*Apprenticeship and Occupational Certification Act* - Designated Revenue / *Loi sur l'apprentissage et la certification professionnelle* - recettes réservées	1,787
65	63	*Private Occupational Training Act* - Registration / *Loi sur la formation professionnelle dans le secteur privé* - enregistrement	65
2,204	1,447	Sub-Total - Licences and Permits / Total partiel - licences et permis	1,852
		Sale of Goods and Services / Vente de biens et services	
		Institutional / Établissements	
200	200	New Brunswick Public Libraries - Designated Revenue / Bibliothèques publiques du Nouveau-Brunswick - recettes réservées	200
		General / Recettes générales	
2,002	1,410	Workers' Compensation Appeals Tribunal - Designated Revenue / Tribunal d'appel des accidents au travail - recettes réservées	2,002
1,740	1,355	Office of Advocates Services - Designated Revenue / Bureau des services de défenseurs - recettes réservées	1,740
0	2	Sales and Services - Other / Ventes et services - autres	0
3,942	2,967	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	3,942

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		Miscellaneous / Recettes diverses	
300	3,428	Prior Years Expenditure Recoveries / Recouvrements des dépenses des années antérieures	300
0	140	Other Miscellaneous Revenue / Autres recettes diverses	140
300	3,568	Sub-Total - Miscellaneous / Total partiel - recettes diverses	440
23,369	12,967	**TOTAL - Own Source Revenue / Recettes de provenance interne**	17,528
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
		Education / Éducation	
18,945	29,786	Workforce Development Agreement / Entente sur le développement de la main-d'oeuvre	27,104
111,497	89,767	Labour Market Development Agreement / Entente sur le développement du marché du travail	135,827
1,200	1,600	Canada Student Loans - Designated Revenue / Régime canadien de prêts aux étudiants - recettes réservées	1,600
		Other / Autres recouvrements	
2,076	25,397	Other Conditional Grants / Autres subventions conditionnelles	827
133,718	146,550	**TOTAL - Conditional Grants - Canada / Subventions conditionnelles - Canada**	165,358
157,087	159,517	**TOTAL**	182,886

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		Canada Student Loans / Régime canadien de prêts aux étudiants	
		Own Source Revenue / Recettes de provenance interne	
650	650	Prior Years Expenditure Recoveries / Recouvrements des dépenses des années antérieures	650
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
2,050	1,959	Other / Autres recouvrements	2,050
2,700	2,609	**TOTAL - Canada Student Loans / Régime canadien de prêts aux étudiants**	2,700
		Library Trust Fund / Fonds en fiducie pour les bibliothèques	
		Own Source Revenue / Recettes de provenance interne	
300	300	Miscellaneous / Recettes diverses	300
300	300	**TOTAL - Library Trust Fund / Fonds en fiducie pour les bibliothèques**	300
		Recoverable Projects / Projets à frais recouvrables	
		Own Source Revenue / Recettes de provenance interne	
75	75	Miscellaneous / Recettes diverses	75
75	75	**TOTAL - Recoverable Projects / Projets à frais recouvrables**	75
3,075	2,984	**TOTAL**	3,075

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL
SPECIAL OPERATING AGENCIES / ORGANISMES DE SERVICES SPÉCIAUX

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		New Brunswick College of Craft and Design / New Brunswick College of Craft and Design	
		Users / Utilisateurs	
		Own Source Revenue / Recettes de provenance interne	
1	3	Return on Investment / Produits de placements	1
2,159	1,732	Sale of Goods and Services / Vente de biens et services	1,002
0	196	Miscellaneous / Recettes diverses	0
2,160	1,931	**TOTAL - Own Source Revenue / Recettes de provenance interne**	1,003
2,160	1,931	**TOTAL - Users / Utilisateurs**	1,003
4,110	3,794	Transfers from Departments / Transferts des ministères *	3,384
6,270	5,725	**New Brunswick College of Craft and Design / New Brunswick College of Craft and Design**	4,387
6,270	5,725	**TOTAL**	4,387

* Inter-account transaction account / Compte d'opérations intercomptes

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL
LOANS AND ADVANCES / PRÊTS ET AVANCES

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		Recoveries / Recouvrements	
42,409	32,351	Loans to Students / Prêts aux étudiants	45,000
42,409	32,351	**TOTAL**	45,000

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
REGIONAL DEVELOPMENT CORPORATION / SOCIÉTÉ DE DÉVELOPPEMENT RÉGIONAL
SPECIAL OPERATING AGENCIES / ORGANISMES DE SERVICES SPÉCIAUX

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		Atlantic Fisheries Fund / Fonds des pêches de l'Atlantique	
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
1,600	750	Other / Autres recouvrements	850
1,600	750	**TOTAL - Atlantic Fisheries Fund / Fonds des pêches de l'Atlantique**	850
		Building Canada Fund - Gas Tax Transfer / Fonds Chantiers Canada - transfert de taxe sur l'essence	
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
45,098	45,098	Economic Development / Développement économique	47,148
45,098	45,098	**TOTAL - Building Canada Fund - Gas Tax Transfer / Fonds Chantiers Canada - transfert de taxe sur l'essence**	47,148
		Canada - New Brunswick Clean Water and Wastewater Fund / Canada - Nouveau-Brunswick Fonds pour l'eau potable et le traitement des eaux usées	
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
8,725	5,000	Economic Development / Développement économique	0
8,725	5,000	**TOTAL - Canada - New Brunswick Clean Water and Wastewater Fund / Canada - Nouveau-Brunswick Fonds pour l'eau potable et le traitement des eaux usées**	0

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
REGIONAL DEVELOPMENT CORPORATION / SOCIÉTÉ DE DÉVELOPPEMENT RÉGIONAL
SPECIAL OPERATING AGENCIES / ORGANISMES DE SERVICES SPÉCIAUX

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		Canada - New Brunswick Integrated Bilateral Agreement / Canada - Nouveau-Brunswick Entente bilatérale intégrée	
		Own Source Revenue / Recettes de provenance interne	
10,000	10,000	Transfers from Departments / Transferts des ministères *	15,000
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
10,000	12,000	Economic Development / Développement économique	93,000
20,000	22,000	**TOTAL - Canada - New Brunswick Integrated Bilateral Agreement / Canada - Nouveau-Brunswick Entente bilatérale intégrée**	108,000
		Canada - New Brunswick Public Transit Infrastructure Fund / Canada - Nouveau-Brunswick Fonds pour les infrastructures du transport en commun	
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
0	409	Economic Development / Développement économique	0
0	409	**TOTAL - Canada - New Brunswick Public Transit Infrastructure Fund / Canada - Nouveau-Brunswick Fonds pour les infrastructures du transport en commun**	0
		Low Carbon Economy Leadership Fund / Fonds du leadership pour une économie à faibles émissions de carbone	
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
15,500	8,500	Economic Development / Développement économique	11,700
15,500	8,500	**TOTAL - Low Carbon Economy Leadership Fund / Fonds du leadership pour une économie à faibles émissions de carbone**	11,700

* Inter-account transaction account / Compte d'opérations intercomptes

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
REGIONAL DEVELOPMENT CORPORATION / SOCIÉTÉ DE DÉVELOPPEMENT RÉGIONAL
SPECIAL OPERATING AGENCIES / ORGANISMES DE SERVICES SPÉCIAUX

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		New Building Canada Fund - Small Communities Fund / Nouveau Fonds Chantiers Canada - Fonds des petites collectivités	
		Own Source Revenue / Recettes de provenance interne	
2,500	2,364	Transfers from Departments / Transferts des ministères *	0
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
3,500	2,500	Economic Development / Développement économique	1,850
6,000	4,864	**TOTAL - New Building Canada Fund - Small Communities Fund / Nouveau Fonds Chantiers Canada - Fonds des petites collectivités**	1,850
		Other Special Initiatives / Autres projets spéciaux	
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
3,854	0	Other / Autres recouvrements	0
3,854	0	**TOTAL - Other Special Initiatives / Autres projets spéciaux**	0
100,777	86,621	**TOTAL**	169,548

* Inter-account transaction account / Compte d'opérations intercomptes

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES

DEPARTMENT OF SOCIAL DEVELOPMENT / MINISTÈRE DU DÉVELOPPEMENT SOCIAL

ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Return on Investment / Produits de placements	
		Interest and Investment Income / Intérêts créditeurs et revenus de placements	
1,000	1,000	Interest on Loans / Intérêts sur prêts	1,000
		Other / Autres recettes	
800	800	Recoveries - Loans and Guarantees / Recouvrements - prêts et garanties	800
1,800	1,800	Sub-Total - Return on Investment / Total partiel - produits de placements	1,800
		Licences and Permits / Licences et permis	
		General / Recettes générales	
33	33	Nursing Homes - Special Care Licences / Foyers de soins - permis de soins spéciaux	33
33	33	Sub-Total - Licences and Permits / Total partiel - licences et permis	33
		Sale of Goods and Services / Vente de biens et services	
		Leases and Rentals / Baux et locations	
16,000	16,000	Rents - Public Housing Units / Loyers - unités de logement sociaux	16,000
1,800	1,800	Rents - Residential Units / Loyers - unités résidentielles	1,800
		General / Recettes générales	
80	80	Administration Fees - CMHC / Frais administratifs - SCHL	80
10	10	Delivery Fees - CMHC / Frais de livraison - SCHL	10
17,890	17,890	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	17,890

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF SOCIAL DEVELOPMENT / MINISTÈRE DU DÉVELOPPEMENT SOCIAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		Miscellaneous / Recettes diverses	
4,200	3,000	Prior Years Expenditure Recoveries / Recouvrements des dépenses des années antérieures	4,200
3,000	3,000	Family Court Payments / Tribunal de la famille - versements	0
2,000	2,000	Family Court Payments - Designated Revenue / Tribunal de la famille - versements - recettes réservées	0
175	175	Other Miscellaneous Revenue / Autres recettes diverses	175
9,375	8,175	Sub-Total - Miscellaneous / Total partiel - recettes diverses	4,375
29,098	27,898	**TOTAL - Own Source Revenue / Recettes de provenance interne**	24,098
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
		Central Government Services / Services généraux du gouvernement	
31,832	31,832	Recoveries - CMHC / Sommes recouvrées - SCHL	34,671
		Health / Santé	
22,722	17,922	Healthy Seniors Pilot Project / Projet pilote sur les aînés en santé	22,722
54,554	49,754	**TOTAL - Conditional Grants - Canada / Subventions conditionnelles - Canada**	57,393
83,652	77,652	**TOTAL**	81,491

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF SOCIAL DEVELOPMENT / MINISTÈRE DU DÉVELOPPEMENT SOCIAL
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		Gross Capital Revenue / Recettes brutes en capital	
		Capital Recoveries - Own Source / Recouvrements au compte de capital - provenance interne	
		Other / Autre recouvrements	
49	49	Other Land Sales / Autres ventes de terrains	49
1	1	Other - Housing / Autre - Logements	1
50	50	**TOTAL - Capital Recoveries - Own Source / Recouvrements au compte de capital - provenance interne**	50
50	50	**TOTAL**	50

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF SOCIAL DEVELOPMENT / MINISTÈRE DU DÉVELOPPEMENT SOCIAL
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		CMHC Funding Account / Compte de financement de la SCHL	
		Own Source Revenue / Recettes de provenance interne	
692	415	Return on Investment / Produits de placements	698
692	415	**TOTAL - CMHC Funding Account / Compte de financement de la SCHL**	698
692	415	**TOTAL**	698

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF SOCIAL DEVELOPMENT / MINISTÈRE DU DÉVELOPPEMENT SOCIAL
LOANS AND ADVANCES / PRÊTS ET AVANCES

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		Recoveries / Recouvrements	
3,727	3,727	New Brunswick Housing Corporation / Société d'habitation du Nouveau-Brunswick	3,727
3,727	3,727	**TOTAL**	3,727

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES

DEPARTMENT OF TOURISM, HERITAGE AND CULTURE /
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE

ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Return on Investment / Produits de placements	
		Interest and Investment Income / Intérêts créditeurs et revenus de placements	
1	0	Foreign Exchange / Opérations de change	1
1	0	Sub-Total - Return on Investment / Total partiel - produits de placements	1
		Sale of Goods and Services / Vente de biens et services	
		Institutional / Établissements	
875	210	Village Historique Acadien / Village historique acadien	875
		Provincial Parks / Parcs provinciaux	
400	244	Park Entrance Fees / Droits d'entrée dans les parcs	400
75	27	Golf Fees / Frais de jeu - golf	75
10	16	Marina Fees / Droits - ports de plaisance	10
1,400	1,420	Camp Fees / Droits - terrains de camping	1,400
300	200	Ski Fees / Droits - ski	300
100	120	Other Park Revenues / Autres recettes provenant des parcs	100
30	21	Park Concessions / Concession de parcs	30
15	7	Retail Revenue / Recettes de détail	15
		General / Recettes générales	
280	116	Larry's Gulch Lodge / Chalet Larry's Gulch	280
50	0	Advertising / Publicités	50
3,535	2,381	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	3,535

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE /
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		Miscellaneous / Recettes diverses	
4	275	Prior Years Expenditure Recoveries / Recouvrements des dépenses des années antérieures	4
4	275	Sub-Total - Miscellaneous / Total partiel - recettes diverses	4
3,540	2,656	**TOTAL - Own Source Revenue / Recettes de provenance interne**	3,540
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
		Other / Autres recouvrements	
0	1,750	Other Conditional Grants / Autres subventions conditionnelles	0
0	1,750	**TOTAL - Conditional Grants - Canada / Subventions conditionnelles - Canada**	0
3,540	4,406	**TOTAL**	3,540

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE /
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		Arts Development Trust Fund / Fonds en fiducie pour l'avancement des arts	
		Own Source Revenue / Recettes de provenance interne	
1,200	1,200	Lottery Revenue / Recettes des loteries	1,200
1,200	1,200	**TOTAL - Arts Development Trust Fund / Fonds en fiducie pour l'avancement des arts**	1,200
		GO NB! - Taking Action Through Sport / Allez-y NB! - L'action par le sport	
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
370	3,567	Other / Autres recouvrements	370
370	3,567	**TOTAL - GO NB! - Taking Action Through Sport / Allez-y NB! - L'action par le sport**	370
		Parlee Beach Maintenance / Entretien de la plage Parlee	
		Own Source Revenue / Recettes de provenance interne	
79	29	Sale of Goods and Services / Vente de biens et services	79
79	29	**TOTAL - Parlee Beach Maintenance / Entretien de la plage Parlee**	79
		Sport Development Trust Fund / Fonds en fiducie pour l'avancement du sport	
		Own Source Revenue / Recettes de provenance interne	
1,000	1,000	Lottery Revenue / Recettes des loteries	1,000
1,000	1,000	**TOTAL - Sport Development Trust Fund / Fonds en fiducie pour l'avancement du sport**	1,000

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE /
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		Viscount Bennett Trust Fund / Fonds en fiducie du Vicomte Bennett	
		Own Source Revenue / Recettes de provenance interne	
10	10	Return on Investment / Produits de placements	10
10	10	**TOTAL - Viscount Bennett Trust Fund / Fonds en fiducie du Vicomte Bennett**	10
2,659	5,806	**TOTAL**	2,659

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE /
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
SPECIAL OPERATING AGENCIES / ORGANISMES DE SERVICES SPÉCIAUX

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		Hopewell Rocks Provincial Park / Parc provincial Hopewell Rocks	
		Own Source Revenue / Recettes de provenance interne	
4,613	723	Sale of Goods and Services / Vente de biens et services	740
4,613	723	**TOTAL - Hopewell Rocks Provincial Park / Parc provincial Hopewell Rocks**	740
		Mactaquac Golf Course / Terrain de golf Mactaquac	
		Own Source Revenue / Recettes de provenance interne	
950	723	Sale of Goods and Services / Vente de biens et services	910
950	723	**TOTAL - Mactaquac Golf Course / Terrain de golf Mactaquac**	910
		Parlee Beach Campground / Terrain de camping de la plage Parlee	
		Own Source Revenue / Recettes de provenance interne	
385	247	Sale of Goods and Services / Vente de biens et services	270
385	247	**TOTAL - Parlee Beach Campground / Terrain de camping de la plage Parlee**	270
		Sugarloaf Lodge / Pavillon Sugarloaf	
		Own Source Revenue / Recettes de provenance interne	
192	150	Sale of Goods and Services / Vente de biens et services	167
192	150	**TOTAL - Sugarloaf Lodge / Pavillon Sugarloaf**	167
6,140	1,843	**TOTAL**	2,087

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES

DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE / MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE

ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Return on Investment / Produits de placements	
		Interest and Investment Income / Intérêts créditeurs et revenus de placements	
5	7	Other Interest Income / Autres intérêts créditeurs	5
5	7	Sub-Total - Return on Investment / Total partiel - produits de placements	5
		Licences and Permits / Licences et permis	
		Motor Vehicle / Véhicules à moteur	
1,600	1,500	*Motor Vehicle Act* - Fees / *Loi sur les véhicules à moteur* - droits	1,600
25	25	*Motor Carrier Act* - Fees / *Loi sur les transports routiers* - droits	25
1,625	1,525	Sub-Total - Licences and Permits / Total partiel - licences et permis	1,625
		Sale of Goods and Services / Vente de biens et services	
		Intergovernmental / Recettes intergouvernementales	
3,300	3,300	Recoveries from Municipalities - General Maintenance / Recouvrements des municipalités - entretien général	3,300
265	272	Recoveries - General Maintenance - First Nations / Recouvrements - entretien général - Premières Nations	265
		Leases and Rentals / Baux et locations	
1,375	1,375	Land Rentals - Other / Location de terrains - autres	1,375
400	355	Rents - Provincial Buildings / Loyers - bâtiments provinciaux	400

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		General / Recettes générales	
50	50	Commercial Sign Recoveries - Designated Revenue / Enseignes commerciales - recouvrements - recettes réservées	50
155	6	Plans and Tender Documents - Sales / Devis et documents de soumission - ventes	0
120	120	Central Heating Plant - Sales / Centrale de chauffage - ventes	120
30	30	Industrial Parks - Water and Sewage Service / Parcs industriels - réseaux d'eau et d'égouts	30
5,695	5,508	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	5,540
		Fines and Penalties / Amendes et peines	
35	12	*Highway Act* - Fines / *Loi sur la voirie* - amendes	30
35	12	Sub-Total - Fines and Penalties / Total partiel - amendes et peines	30
		Miscellaneous / Recettes diverses	
1	1	Government Assigned Vehicles - Recoveries from Employees / Véhicules du gouvernement - recouvrements auprès des employés	1
0	92	Prior Years Expenditure Recoveries / Recouvrements des dépenses des années antérieures	0
0	117	Insurance Recoveries / Recouvrements d'assurances	0
150	30	Other Miscellaneous Revenue / Autres recettes diverses	150
151	240	Sub-Total - Miscellaneous / Total partiel - recettes diverses	151
7,511	7,292	**TOTAL - Own Source Revenue / Recettes de provenance interne**	7,351
7,511	7,292	**TOTAL**	7,351

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		Gross Capital Revenue / Recettes brutes en capital	
		Capital Recoveries - Own Source / Recouvrements au compte de capital - provenance interne	
		Other / Autres recouvrements	
1,000	4,300	Other Land Sales / Autres ventes de terrains	1,000
3,875	3,100	Other / Autres recouvrements	2,500
4,875	7,400	**TOTAL - Capital Recoveries - Own Source / Recouvrements au compte de capital - provenance interne**	3,500
		Capital Recoveries - Canada / Recouvrements au compte de capital - Canada	
		Transportation / Transports	
909	919	National Trade Corridors Fund / Fonds national des corridors commerciaux	4,507
28,580	14,821	New Building Canada Fund - Provincial-Territorial Infrastructure Component / Nouveau Fonds Chantiers Canada - volet infrastructures provinciales-territoriales	19,308
		Economic Development / Développement économique	
970	1,784	Canada - New Brunswick Integrated Bilateral Agreement / Canada - Nouveau-Brunswick Entente bilatérale intégrée	24,046
		Other / Autres recouvrements	
3,389	5,281	Other / Autres recouvrements	1,425
33,848	22,805	**TOTAL - Capital Recoveries - Canada / Recouvrements au compte de capital - Canada**	49,286
38,723	30,205	**TOTAL**	52,786

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		Land Management Fund / Fonds pour l'aménagement des terres	
		Own Source Revenue / Recettes de provenance interne	
65	30	Sale of Goods and Services / Vente de biens et services	30
620	978	Capital Recoveries - Own Source / Recouvrements au compte de capital - provenance interne	620
685	1,008	**TOTAL - Land Management Fund / Fonds pour l'aménagement des terres**	650
685	1,008	**TOTAL**	650

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
SPECIAL OPERATING AGENCIES / ORGANISMES DE SERVICES SPÉCIAUX

(In thousands of dollars / En milliers de dollars)

2020–2021 ESTIMATE / PRÉVISIONS	2020–2021 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2021–2022 ESTIMATE / PRÉVISIONS
		Vehicle Management Agency / Agence de gestion des véhicules	
		Own Source Revenue / Recettes de provenance interne	
89,800	80,000	Chargeback to Clients / Rétrofacturation aux clients *	85,100
500	850	Capital - Recoveries / Recouvrements au compte de capital	500
90,300	80,850	**TOTAL - Vehicle Management Agency / Agence de gestion des véhicules**	85,600
90,300	80,850	**TOTAL**	85,600

* Inter-account transaction account / Compte d'opérations intercomptes